

Proud Of Our Past

Focused On Our Future

CELEBRATING


25

YEARS

2004 Ar

PLEXUS CORP

P.E. 9-30-04

PLEXUS®

The Product Realization Company

ı by combining an engineering company and a manufacturing
ound a product, but around the ability to create a product.

, an intricate or interwoven combination of elements or parts
ucture.

- *Webster's Unabridged Dictionary*


43%
Networking
31%
Medical
15%
Industrial/
Commercial
6%
Computing
5%
Transportation/Other

Industry Mix

1988

"ate



1989

Certified Design Partnership with Mentor Graphics, implemented advanced Electronic Design Automation (EDA) stations for engineering


1,200
1,000
800
600
400
200
808
1,041
FY03
FY04

Net Sales
(In millions of dollars)

1993

Added Manufacturing Capacity



Neenah, WI Building 5

1994

Ascend Communications




10%
8%
6%
4%
2%
0%
6.6%
8.3%
FY03
FY04

Gross Margin

Added Engineering Capacity



Raleigh, NC

1998

Six Sigma



0201 Chip Components


10%
8%
6%
4%
2%
0%
8.1%
6.6%
FY03
FY04

SG&A
(as a % of sales)

2003


PLEXUS

Global Alignment

Lean Sigma Enterprise

2004

Back to a Billion Dollars in Sales



Juniper Networks Edge Router


0%
-2%
-4%
-6%
-8%
-10%
0.9%
(8.9%)
FY03
FY04

Operating Margin

25 Years of Plexus

1983-1979

1979
Plexus was Incorporated, with headquarters located in Neenah, WI

1980



The Product Realization Company

The Idea:
Plexus was bor[n]
company, not a[n]

plexus \'plek-ses
in a coherent st[...]

1989-1984

1984



IBM Electric Typewriter

1985
Began Medical PCB Assembly for GE Medical



Began Volume Production of Surface Mount Assemblies

1986
PLXS
Initial Public Offering (IPO)



1987
Constructed Corpo[rate] Headquarters and Technology Center

1994-1990

1990
Added Manufacturing Capacity



Neenah, WI Building 4

1991



Designed Application Specific Integrated Circuits (ASICs)

1992
X-Ray Laminography & Pin in Paste





IBM RAID



GE Ultrasound



Kendall Vascular Therapy System



ABB Meter

1998-1995

1995
Ball Grid Array (BGA) Assembly



1996



Baxter Patient Monitor



Implemented Focused Factories and Customer Teams

1997
Plexus recognized as *The Product Realization Company*



2004-1999

1999
Added Engineering Capacity



Boulder, CO



Ethicon Endo-Surgery Breast Biopsy System

2000



Added European Manufacturing and Lean Concepts

2001
Achieved Record Billion Dollars in Sales

$1,062,034,000

2002
Added Asian Manufacturing


ASIA
INDIA

Plexus has a long and successful heritage in the Electronics Manufacturing Services (EMS) industry. December of 2004 marks our 25th anniversary: a significant milestone for our company. From our start in 1979 we have maintained a differentiated business model that is focused on creating competitive advantage for our customers while generating meaningful returns for our shareholders.



In 1979 "differentiation" meant creating something that virtually no other company was providing at the time: outsourced manufacturing *and* product design services for electronics products. Today we call this continuum of product design, manufacturing, fulfillment and aftermarket services "Product Realization," and it remains a cornerstone of our business model and a key differentiator for Plexus.

We have grown from a Wisconsin-based start-up company with one manufacturing facility and one engineering site into the 10th largest EMS company, in an industry with more than 1,000 participants. Today we have 14 manufacturing facilities and 5 engineering sites located in 5 countries providing Product Realization services on a global basis. As we have grown over the years, we have chosen to focus on customers that require Product Realization services for complex, high-technology, high-reliability products and fulfillment solutions.

Our vision of "differentiation" has also evolved considerably. Today, creating competitive advantage for our customers means understanding the needs of our customers *and* the end-markets that they serve. It means partnering with Original Equipment Manufacturers (OEMs) to design, manufacture, deliver and service world-class products. It means developing global supply chain and fulfillment solutions that minimize costs and reduce order-to-fulfillment cycles for our customers. In many cases it means being the entire "virtual"manufacturing and distribution operation for an OEM. We expect that this evolution of our services will continue as we relentlessly pursue opportunities to provide more value to our customers.

These changes did not happen overnight, nor were they easily achieved. Plexus completed its initial public offering in 1986 when the Company had $24 million in revenue. We grew steadily for over a decade and reached $400 million in annual revenue by 1997. From then until 2001, Plexus and the rest of the EMS industry grew rapidly on the strength of the explosive demand created by the dot-com "bubble." Plexus and many other EMS companies further accelerated this growth with numerous acquisitions. By 2001 Plexus had topped the $1 billion revenue mark and added global services and capabilities through 10 acquisitions.

As the "tech bubble" burst and the economy stalled in 2002 and 2003, we experienced considerable erosion of our revenues from over $1 billion in fiscal 2001 to $808 million in fiscal 2003. During these difficult years, we undertook a number of strategic actions to better align Plexus with the evolving preferences of an increasingly global market place:

- We realigned our operations and cost structure, closing 4 of our then 11 domestic facilities, while we added 3 facilities, including our first 2 facilities in Asia. We also closed or consolidated a number of smaller Printed Circuit Board (PCB) Design-only engineering sites.
- We realigned and streamlined our corporate structure, while adding new leadership to our executive team.
- We continued to modernize our IT infrastructure.
- We refocused our entire Business Development organization and process toward end-market-oriented sector teams to drive intelligent growth.

FISCAL 2004

As we began fiscal 2004, we were in a position to begin to leverage the benefits that the prior years' restructurings and other strategic actions afforded – namely, a lower cost structure and more developed global footprint.

We adopted the mindset that "all good things come from customers," and set what seemed at the time an aggressive target of 15% to 20% revenue growth for the year. Our primary objective was to halt the prior years' revenue slide and to take advantage of our lower cost structure to return the Company to profitability, while continuing our focus on customer service excellence. Additionally, we wanted to strengthen our customer portfolio, which had suffered losses as a result of collapsing end-market demand in 2002 and 2003.

Early in 2004, our focus on customers began to generate results, and our revenues began to rebound. Ultimately we ended fiscal 2004 with revenues over the $1 billion mark, near our all-time revenue peak. This industry-leading 29% growth was achieved without acquisitions, through a combination of significant new customer wins, existing customer share gains due to solid execution, and improving end-market demand. Importantly, we grew in all of our geographic regions, including a healthy 18% domestically.

While we focused mightily on improving the top line in 2004, we balanced our revenue growth with commitments to improve profitability and to the more efficient use of capital. We were able to leverage our higher revenue on a lower cost base. We increased gross profits 64% and gross margins improved from 6.6% for fiscal 2003 to 8.3%, and we returned to operating profitability in fiscal 2004. We also improved our Return on Capital Employed (ROCE), a measure of capital efficiency. While our current ROCE result is not adequate for the long term, we did achieve a significant year-over-year improvement.

FISCAL 2005

As we look to fiscal 2005, Plexus' value proposition remains as compelling as it was 25 years ago. Our dedication to customer service, in combination with our Engineering Services, Focused Factory-based manufacturing model and agile, global supply chain solutions are unique in the EMS industry and help to create competitive advantage for our customers.

There is considerable leverage in the Plexus business model. We have set an aggressive financial plan for fiscal 2005, which is focused on improving profitability and ROCE. For the year we are targeting 15% to 18% revenue growth, which is ahead of the predicted industry growth rate. We have targeted improving our cash cycle by a minimum of 10 days during this fiscal year and remain committed to driving toward our target range of 10% to 12% gross profit margins and 5% to 7% operating margins.

We have established a short list of key priorities for fiscal 2005 that are designed to improve our overall returns:

1. **Drive intelligent top-line growth across our key end-market sectors**
   - **Gain share with key customers, increase manufacturing value-add, and add targeted strategic accounts to our customer portfolio**
2. **Improve penetration of global engineering services**
   - **Plexus' engineering services are a key value-added service that deepens relationships and increases customer retention**
3. **Improve ROCE to fund our growth**
   - **Continue to leverage long-standing "lean-sigma" initiatives to increase production velocity, reduce work order cycle times and improve inventory turns**
   - **Use ROCE as the primary driver in pricing and commercial terms**
   - **Leverage more capital-efficient supply chain relationships**
4. **Enhance productivity through flawless, agile execution**
   - **Further "lean-sigma" initiatives to improve labor productivity**
   - **Continue to improve material management processes and planning systems**
5. **Moderate the growth in SG&A expense**
   - **Our new sales and marketing organization is largely built out**
   - **Adopt a "less is more" approach to IT initiatives; focus on projects with higher returns**
   - **Control healthcare costs in the U.S.**

We are driving alignment and accountability throughout the entire organization with personal and team incentive plans. Our goals for improving profitability are being driven by a variable incentive compensation program that is based in large part on improving our ROCE. Our goals for growth and customer development are being driven by end-market sector teams that have in-depth knowledge of the end-markets we serve, which will add long-term value for our customers.

The EMS industry has evolved considerably over the past 25 years, but prospects for Plexus have never been better. We are confident that continued success will be achieved by focusing on the right things: our customers, our people and delivering shareholder value.

Best regards,



The Product Realization Company


SEC MAIL PROCESSING
RECEIVED
JAN 14 2005
WASH, D.C.
183
SECTION

Plexus Corp.
55 Jewelers Park Dr.
Neenah, WI 54957
(920) 722-3451

Notice of 2005 Annual Meeting of Shareholders and Proxy Statement

2004 Annual Report on Form 10-K

Your vote is important. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. If you are a beneficial shareholder (own your shares in "street name" through a brokerage account), you may also vote electronically via the Internet at www.proxyvote.com or via the telephone at 1-800-454-8683.

PLEXUS CORP.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
on February 9, 2005

To the Shareholders of Plexus Corp.:

Plexus Corp. will hold the annual meeting of its shareholders in the KC Theater at the Fox Cities Performing Arts Center, located at 400 West College Avenue, Appleton, Wisconsin, on Wednesday, February 9, 2005 at 10:00 a.m., for the following purposes:

(1) To elect seven directors to serve until the next annual meeting and until their successors have been duly elected.

(2) To consider and approve the Plexus Corp. 2005 Equity Incentive Plan.

(3) To consider and approve the Plexus Corp. 2005 Employee Stock Purchase Plan.

(4) To ratify the selection of PricewaterhouseCoopers LLP as Plexus' independent auditors.

(5) To transact such other business as may properly come before the meeting or any adjournment thereof.

Plexus' shareholders of record at the close of business on December 10, 2004 will be entitled to vote at the meeting or any adjournment of the meeting.

We call your attention to the proxy statement accompanying this notice for a more complete statement about the matters to be acted upon at the meeting.

By order of the Board of Directors



Joseph D. Kaufman
Senior Vice President, Secretary and Chief Legal Officer

Neenah, Wisconsin
December 29, 2004

Please indicate your voting directions, sign and date the enclosed proxy and return it promptly in the enclosed envelope. If you later find that you will be present at the meeting or for any other reason desire to revoke your proxy, you may do so at any time before it is voted.

Plexus shareholders who own their shares in "street name" through their brokerage accounts may also communicate their vote to the brokerage firm and its service provider electronically or by telephone. If you wish to do so, you can link to instructions at www.proxyvote.com, or you may also follow any instructions provided by the brokers with their separate voting form.

PROXY STATEMENT

PLEXUS CORP.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

* * * * * * *

SOLICITATION AND VOTING

The board of directors of Plexus Corp. is soliciting proxies for the annual meeting of shareholders on Wednesday, February 9, 2005 at the KC Theater, Fox Cities Performing Arts Center, 400 West College Avenue, Appleton, Wisconsin, and is furnishing this proxy statement in connection with that solicitation. Shares which are represented by properly executed proxies received by Plexus will be voted at the meeting and any adjournment thereof in accordance with the terms of such proxies, unless revoked. Proxies may be revoked at any time prior to the voting thereof either by written notice filed with the secretary or acting secretary of the meeting or by oral notice to the presiding officer during the meeting.

Shareholders of record at the close of business on December 10, 2004 will be entitled to one vote on each matter presented for each share so held. On that date there were 43,195,538 shares of Plexus common stock outstanding. Any shareholder entitled to vote may vote either in person or by duly authorized proxy. A quorum will be present if a majority of the outstanding shares are represented at the meeting. Abstentions and shares which are the subject of broker non-votes will be counted for the purpose of determining whether a quorum exists; shares represented at a meeting for any purpose are counted in the quorum for all matters to be considered at the meeting. The voted proxies will be tabulated by the persons appointed as inspectors of election.

Directors are elected by a plurality of the votes cast by the holders of Plexus common stock entitled to vote at the election at a meeting at which a quorum is present. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in the election of directors. Therefore, any shares which are not voted, whether by withheld authority, broker non-vote or otherwise, have *no effect* in the election of directors except to the extent that the failure to vote for any individual results in another individual receiving a relatively larger number of votes.

Assuming a quorum is present, the proposed Plexus 2005 Equity Incentive Plan (the "Incentive Plan") and the Plexus 2005 Employee Stock Purchase Plan (the "2005 Purchase Plan") each will be approved if the holders of a majority of shares of Plexus' common stock voting on the matter vote "*For*" that plan. Any shares which are the subject of broker non-votes are not deemed to be entitled to vote on the Incentive Plan or the 2005 Purchase Plan, and shares which "abstain" as to a plan are not considered to be voting on that matter; therefore, those shares will have no effect on the Incentive Plan or the 2005 Purchase Plan, as the case may be, except as they affect the number of shares voting.

Ratification of PricewaterhouseCoopers LLP as Plexus' independent accountants will be determined by a majority of the shares voting on that matter, again assuming a quorum is present. Therefore, abstentions and broker non-votes will not affect the vote, except insofar as they reduce the number of shares which are voted.

Shareholders who own shares as part of Plexus' 401(k) Savings Plan (the "Savings Plan") and/or the Plexus 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan") will receive a separate proxy for the purpose of voting their shares held in each account. Shares held by the Savings Plan for which designations are not received will be voted by the Savings Plan's trustee at its discretion, as provided in the Savings Plan. Shares held in accounts under the Purchase Plan will only be voted if designations are received.

Plexus will pay the expenses in connection with the solicitation of proxies. Upon request, Plexus will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material and annual report to the beneficial owners of shares which such persons hold of record. Solicitation of proxies will be principally by mail. Proxies may be solicited in person, or by telephone, telegraph or fax, by officers and regular employees of Plexus who will not be separately compensated for those services. In view of changes in rules relating to the voting of shares which are held through brokers, and to help assure that sufficient shares are represented at the meeting, Plexus also has engaged The Proxy Advisory Group of Strategic Stock Surveillance, LLC to assist in the solicitation of proxies and provide related informational support, for a services fee and the reimbursement of customary out-of-pocket expenses that are not expected to exceed $15,000 in the aggregate.

This proxy material is being mailed to Plexus' shareholders commencing on or about January 6, 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of December 10, 2004 regarding the beneficial ownership of the Plexus common stock held by each director or nominee for director, each executive officer appearing in the Summary Compensation Table, all directors and executive officers as a group, and each known 5%-or-greater shareholder of Plexus.

Name	Shares Beneficially Owned (1)	Percentage of Shares Outstanding
Ralf R. Böer	5,000	*
Stephen P. Cortinovis	10,000	*
David J. Drury	21,000	*
Dean A. Foate	336,184	*
John L. Nussbaum	428,388	1.0%
Thomas J. Prosser	75,986	*
Charles M. Strother	14,000	*
Jan K. Ver Hagen	25,000	*
F. Gordon Bitter	29,167	*
Paul L. Ehlers	138,382	*
J. Robert Kronser	134,081	*
Michael J. McGuire	12,738	*
All executive officers and directors As a group (19 persons)	1,623,326	3.7%
T. Rowe Price Associates, Inc. (2)	2,969,960	6.9%
Columbia Wanger Asset Management LP (3)	2,314,500	5.4%
Kornitzer Capital Management, Inc. (4)	2,240,417	5.2%
Mellon Financial Corporation (5)	2,151,281	5.0%

* Less than 1%

(1) The specified persons have sole voting and sole dispositive powers as to all shares, except as otherwise indicated. The amounts include shares subject to options granted under Plexus' option plans, which are exercisable within 60 days. The options include those held by Mr. Cortinovis (6,000 shares), Mr. Drury (18,000), Mr. Foate (266,666), Mr. Nussbaum (172,335), Mr. Prosser (35,000), Dr. Strother (9,000), Mr. Ver Hagen (15,000), Mr. Bitter (21,667), Mr. McGuire (12,500), Mr. Ehlers (94,629), Mr. Kronser (129,502), and all officers and directors as a group (1,102,064).

(2) T. Rowe Price Associates, Inc. ("Price") filed a report on Schedule 13G/A dated February 13, 2004, reporting that it beneficially owned 3,115,360 shares of common stock at December 31, 2003. Price reported that it had sole dispositive power as to all of such shares, and sole voting power as to 785,300 shares. Price subsequently filed a Report on Form 13F on September 30, 2004 which indicated that it held

sole investment power with respect to 2,969,960 shares and sole voting power with respect to 783,000 shares. The address of Price, an investment advisor, is 100 East Pratt Street, Baltimore, Maryland 21202.

(3) Columbia Wanger Asset Management, LLP ("Columbia Wanger") filed a Report on Form 13F for the quarter ended September 30, 2004 in which it reported shared investment and shared voting power as to 2,314,500 shares. The address of Columbia Wanger, an investment advisor and mutual fund management firm, is 227 West Monroe, Suite 3000, Chicago, Illinois 60606.

(4) Kornitzer Capital Management, Inc. ("Kornitzer") filed a Report on Form 13F for the quarter ended September 30, 2004 in which it reported sole investment power and shared voting power as to 2,240,417 shares. The address of Kornitzer, an investment advisor, is 5420 West 61st Place, Shawnee Mission, Kansas 66205.

(5) Mellon Financial Corporation, its subsidiary Mellon Bank N.A. and various other subsidiaries and affiliates (together, "Mellon") have filed a report on Schedule 13G/A dated January 30, 2004, reporting that they beneficially owned 2,151,281 shares of common stock at December 31, 2003. The amount includes: sole voting power as to 1,983,571 shares; shared voting power as to 152,400 shares; sole dispositive power as to 1,929,481 shares; and shared dispositive power as to 152,400 shares. Of the shares reported, approximately 1.3 million were held at September 30, 2004 in Mellon Bank's capacity as trustee of the Plexus Savings Plan; Mellon disclaims beneficial ownership of those shares which have been allocated to individuals' accounts. Mellon's address is One Mellon Center, Pittsburgh, Pennsylvania 15258.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plexus' officers and directors, and persons who beneficially own more than 10% of Plexus' common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These "insiders" are required by SEC regulation to furnish Plexus with copies of all Section 16(a) forms they file.

All publicly held companies are required to disclose the names of any insiders who fail to make any such filing on a timely basis within the preceding fiscal year, and the number of delinquent filings and transactions, based solely on a review of the copies of the Section 16(a) forms furnished to Plexus, or written representations that no such forms were required. On the basis of filings and representations received by Plexus, Plexus believes that during fiscal 2004 Plexus' insiders have complied with all Section 16(a) filing requirements applicable to them.

ELECTION OF DIRECTORS

In accordance with Plexus' bylaws, the board of directors has determined that there shall be seven directors elected at the annual meeting of shareholders to serve until their successors are duly elected and qualified. The persons who are nominated as directors, and for whom proxies will be voted unless a shareholder specifies otherwise, are named below. If any of the nominees should decline or be unable to act as a director, which is not foreseen, the proxies will be voted with discretionary authority for a substitute nominee designated by the board of directors. Plexus' bylaws authorize up to nine directors. The Plexus board may expand the board up to that number and elect directors to fill empty seats, including those created by an expansion, between shareholders' meetings.

Jan K. Ver Hagen, a director of Plexus since 1999, will be retiring from the Board of Directors at the 2005 Annual Meeting of Shareholders. He therefore is not a nominee for reelection. Plexus would like to thank Mr. Ver Hagen for his many years of service to the company.

Name and Age	Principal Occupation And Business Experience (1)	Director Since
Ralf R. Böer, 56 (2)	Partner, Chairman and Chief Executive Officer, Foley & Lardner, LLP (law firm)	2004
Stephen P. Cortinovis, 54 (2)(3)	Partner, Bridley Capital Partners Limited (U.K. private equity group) since 2001; previously President-Europe of Emerson Electric Co. (5)	2003
David J. Drury, 56 (2)(3)	President of Poblocki Sign Company LLC (exterior and interior sign systems) since 1999; previously, an independent consultant and other executive positions (6)	1998
Dean A. Foate, 46	President and Chief Executive Officer of Plexus since 2002; previously, Chief Operating Officer from 2001 to 2002, Executive Vice President from 1999 to 2002, and President of Plexus Technology Group, Inc. prior thereto	2000
John L. Nussbaum, 62	Chairman of Plexus; previously, Chief Executive Officer of Plexus from 2001 to 2002 and its President and Chief Operating Officer prior thereto	1980
Thomas J. Prosser, 68 (2)(3)(4)	Retired; previously, Chairman of the Board of Menasha Corporation (paper and plastic products manufacturer)	1987
Charles M. Strother, MD, 64 (2)(4)	Physician; Professor at Baylor College of Medicine since 2002; previously, Professor of Radiology, Neurology and Neurosurgery, University of Wisconsin-Madison	2002

(1) Unless otherwise noted, all directors have been employed in their principal occupation listed above for the past five years or more.

(2) Member of the Compensation and Leadership Development Committee. See "Corporate Governance – Compensation Committee Matters" below for more information about the Compensation and Leadership Development Committee.

(3) Member of the Audit Committee. See "Corporate Governance – Audit Committee Matters" below for more information about the Audit Committee. Mr. Ver Hagen is also a member of this committee.

(4) Member of the Nominating and Corporate Governance Committee. See "Corporate Governance – Nominating Committee and Nomination Process" below for more information about the Nominating and Corporate Governance Committee. Mr. Ver Hagen is also a member of this committee.

(5) Also a director of Insituform Technologies, Inc. (developer of trenchless technology for underground pipes).

(6) Also a director of Journal Communications, Inc. (media holding company) and MAF Bancorp Inc. (financial institution holding company).

Corporate Governance

The board of directors held six meetings during fiscal 2004. As part of these meetings, non-management directors regularly meet without management present. All directors other than Messrs. Foate and Nussbaum are independent under Nasdaq Stock Market rules. Each director attended at least 75% of the total of the number of meetings of the board and the number of meetings of all committees of the board on which such director served during the year.

Plexus encourages all of its directors to attend the annual meeting of shareholders. Plexus generally holds a board meeting coincident with the annual shareholder meeting to minimize director travel obligations and facilitate their attendance at the shareholders' meeting. All then-serving directors attended the 2004 annual meeting of shareholders.

Audit Committee Matters

The Audit Committee met five times in fiscal 2004. Mr. Drury, the Chair of the Audit Committee, also regularly consulted on behalf of the Audit Committee with the independent auditors about Plexus' periodic public financial disclosures. Mr. Drury is a certified public accountant who practiced from 1971 to 1989 with the firm PricewaterhouseCoopers LLP. As a consequence of factors which include his educational background, his experience with a public accounting firm, and his subsequent experience as a chief financial officer, a chief executive officer and in other executive positions, the board of directors has determined that Mr. Drury is an "audit committee financial expert" for purposes of Securities and Exchange Commission rules. Mr. Drury is, along with the other members of the Audit Committee, "independent" of Plexus for purposes of those rules. All members of the Audit Committee are "financially literate" and meet the other SEC and Nasdaq requirements for Audit Committee membership. See also "Report of the Audit Committee."

Compensation and Leadership Development Committee Matters

The Compensation and Leadership Development Committee held three meetings during fiscal 2004. The Compensation and Leadership Development Committee, consisting solely of "independent" directors, considers and makes recommendations to the board of directors with respect to executive officers' salaries and bonuses, reviews, approves and administers compensation plans, and awards stock options. The Committee is also responsible for reviewing Plexus' leadership structure and executive succession plan. See also "Executive Compensation—Compensation Committee Interlocks and Insider Participation."

Nominating and Corporate Governance Committee and the Nomination Process

The Nominating and Corporate Governance Committee met three times in fiscal 2004. The Nominating and Corporate Governance Committee reviews Board performance and considers nominees for director positions and also evaluates and oversees corporate governance and related issues. All of the members of the Nominating and Corporate Governance Committee are independent directors. The Committee has generally identified nominees based upon suggestions by outside directors, management members and/or shareholders, and has evaluated those persons on its own. Plexus' corporate board member selection criteria include: integrity; high level of education and/or business experience; broad-based business acumen; understanding of Plexus' business and industry; strategic thinking and willingness to share ideas; and network of contacts. The Committee also considers the diversity of experiences, expertise and backgrounds among board members in identifying areas which could be augmented by new members. The Committee has used these criteria to evaluate potential nominees. The Committee does not evaluate proposed nominees differently depending upon who has made the proposal.

The Nominating and Corporate Governance Committee considers proposed nominees to the Board submitted to it by shareholders. Evaluation of nominees suggested by shareholders will be made in the same manner as other persons considered for a position on the board. If a qualified candidate expresses a serious interest, there is a position available, and the candidate's experience indicates that the candidate may be an appropriate addition to the board, the Committee looks further into the background of the candidate and, if appropriate, meets with the candidate. A decision is then made whether to nominate that person to the Board. Mr. Böer was elected as a new director as of September 1, 2004 to fill a vacancy created by the expansion of the board by one member after following the procedures outlined above. Mr. Böer was nominated for consideration by one of Plexus' independent directors.

The Committee has retained a search firm, Gibson and Associates, to help identify and evaluate qualified candidates for board membership. That firm has been paid a fee for its services.

If a shareholder wishes to propose someone as a director for Committee consideration, the name of that nominee and related personal information should be forwarded to the Nominating and Corporate Governance Committee, in care of the Corporate Secretary, at least six months before the next annual meeting to assure time for meaningful consideration by the Committee. See also "Shareholder Proposals and Notices" for bylaw requirements for nominations. Plexus has not rejected any candidates put forward by significant shareholders.

Communications with the Board

Any communications to the board of directors should be sent to it in care of Plexus' Corporate Secretary. Any communication sent to the board in care of the Chief Executive Officer, Corporate Secretary or another corporate officer is forwarded to the board. There is no screening process. Any other procedures which are developed, or changes in those procedures, and posted on Plexus' corporate website.

Code of Ethics, Committee Charters and Other Corporate Governance Matters

Plexus regularly reviews and augments its corporate governance practices and procedures. In particular, and as part of its corporate governance practices, Plexus has adopted a code of ethics and charters for its board committees. Plexus will be responding to and complying with related SEC and Nasdaq Stock Market proposals as they are finalized, adopted and become effective. Plexus has posted on its website, at www.plexus.com, under the link titled "Investors" then "Corporate Governance", copies of its Code of Conduct and Business Ethics, the committee charters for its Audit, Compensation and Leadership Development, and Nominating and Corporate Governance Committees, director selection criteria and other corporate governance documents. As further matters are documented, or if those documents (including the committee charters and the Code of Conduct and Business Ethics) are changed, waivers from the Code of Conduct and Business Ethics are granted, or new procedures are adopted, those new documents, changes and/or waivers will be posted on Plexus' corporate website at that address.

Directors' Compensation

During fiscal 2004, each Plexus director who was not a full-time Plexus officer or employee (all directors other than Mr. Foate) received an annual director's fee of $20,000 plus meeting fees of $2,000 for each board meeting attended in person ($1,000 if attended other than in person), and an additional $1,000 for each committee meeting attended in person ($500 if other than in person). Each committee chair received an additional $2,000 annually for service as a committee chair, and the chairman of the Audit Committee received an additional $500 for each conference call held with the independent public auditors regarding Plexus' financial disclosures. Effective in early fiscal 2005, the annual director's fee has been increased from $20,000 to $25,000, the annual fee for service as chair of the Audit Committee has been increased to $7,500, and the fee for all other committee chairs has been increased to $5,000. Meeting and conference call fees have not changed.

Each director who is not a Plexus officer or employee is entitled in each fiscal year to receive an option for 6,000 shares (as adjusted for stock splits) of common stock, at the market value on the date of grant, under Plexus' 1995 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan was approved by Plexus shareholders in 1995. Options are fully vested upon grant, may be exercised after a minimum six month holding period, and must be exercised prior to the earlier of ten years after grant or one year after the person ceases to be a director. Under certain circumstances, options may be transferred to family members.

In accordance with the Directors' Plan, each of the then-serving non-employee directors received a fiscal 2004 option for 6,000 Plexus shares, exercisable at $18.125 per share, on December 1, 2003. The fiscal 2005 options, for 6,000 Plexus shares each, were granted on December 1, 2004, at $14.055 per share.

The Directors' Plan terminates on December 31, 2004, except for then-outstanding options. Therefore, no further options may be granted under that Plan. However, directors will be eligible for participation in the Incentive Plan, if it is approved by shareholders. See "Approval of the 2005 Equity Incentive Plan" below.

Compensation of Current and Former Executive Officers who Serve on the Board

See "Executive Compensation" for Mr. Foate's compensation as an executive officer of Plexus generally, and "Executive Compensation – Special Deferred Compensation Arrangements" for his supplemental retirement arrangements.

Mr. Nussbaum is a former executive officer of Plexus. When he retired as Chief Executive Officer on July 1, 2002, he ceased being considered an executive officer or employee of Plexus at that time. However, as a consequence of his many years of service as an executive officer of Plexus, he continues to be compensated under deferred compensation arrangements which were put in place during his service as an executive officer, and as the non-executive Chairman of the Board.

In 1996, the Compensation Committee established special retirement arrangements for Mr. Nussbaum, and for two other executive officers and directors who subsequently retired. Those arrangements were to both reward past service and maintain an additional incentive for those officers' continued performance on behalf of Plexus. The related supplemental retirement agreement for Mr. Nussbaum is designed to provide specified retirement and death benefits to him in addition to those provided under the 401(k) Savings Plan. Plexus' original commitment was to annually contribute a fixed dollar amount for Mr. Nussbaum, $296,420 annually through age 60, as amended in fiscal 2000, if he remained in Plexus' employ. In fiscal 2002, however, Plexus contributed a one-time final amount of $743,578 due to Mr. Nussbaum's retirement. Mr. Nussbaum has received payments under the special retirement arrangements of $60,231 for a partial year during fiscal 2002, $257,354 for fiscal 2003 and $278,256 for fiscal 2004. Future payments will be adjusted upward by 4% annually.

The contributions for Mr. Nussbaum are invested in a life insurance policy acquired by Plexus on his life. The supplemental retirement agreement provides for a 15-year annual installment payment stream to Mr. Nussbaum, which payments commenced at retirement. Lump sum payments based on policy cash values become due if at any time after a change in control Plexus' consolidated tangible net worth drops below $35 million, or if the ratio of Plexus' consolidated total debt to consolidated tangible net worth becomes greater than 2.5 to 1. To the extent that any of the payments constitute excess parachute payments subjecting the participant to an excise tax, the agreement provides for an additional payment (the "gross-up payment") to be made by Plexus to the participant so that after the payment of all taxes imposed on the gross-up payment, the participant retains an amount of the gross-up payment equal to the excise tax imposed. If Mr. Nussbaum dies prior to receiving all of the 15-year annual installment payments, certain death benefit payments become due.

Mr. Nussbaum also receives $72,000 per year and health and other welfare benefits, in addition to the above retirement payments and his regular board fees, for his service as Plexus' non-executive Chairman of the Board. Because Mr. Nussbaum continues to serve Plexus as a director, the stock options which were granted to him while he was a Plexus executive officer continue to vest. Since his retirement, however, Mr. Nussbaum has only been eligible to receive additional options in his capacity as a non-employee director. He will be eligible to receive awards under the proposed Incentive Plan, if it is approved by shareholders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation of Plexus' chief executive officer and its four other highest compensated executive officers, for fiscal 2004 and the preceding two fiscal years.

		Annual Compensation (1)			Awards	
Name and Principal Position	Fiscal Year	Salary ($)(2)	Bonus ($)	Other Compensation ($)(3)	Securities Underlying Options/ SARs #(4)	All Other Compensation ($)(5)
Dean A. Foate,	2004	$467,309	$397,394	$ --	75,000	$18,625
President and Chief	2003	440,505	--	--	120,000	18,219
Executive Officer (6)	2002	299,955	--	13,500	100,000	18,781
F. Gordon Bitter,	2004	$285,578	$238,522	$118,425	25,000	$17,788
Vice President and Chief	2003	250,038	--	42,273	40,000	13,500
Financial Officer (7)						
Paul L. Ehlers,	2004	$284,616	$190,114	$ --	25,000	$17,678
Senior Vice President and	2003	238,885	--	--	38,000	18,570
President, Electronic	2002	203,729	--	13,500	12,000	17,575
Assembly						
J. Robert Kronser,	2004	$274,615	$173,296	$ --	15,000	$17,953
Executive Vice President	2003	230,681	--	--	27,000	17,878
and Chief Technology and	2002	212,647	--	13,500	9,000	17,810
Strategy Officer						
Michael J. McGuire,	2004	$244,039	$163,401	$ --	15,000	$15,385
Vice President-Worldwide	2003	237,598	--	28,547	25,000	13,500
Sales and Marketing (8)						

(1) While the named individuals received perquisites or other personal benefits in the years shown, in accordance with SEC regulations, the value of these benefits are not shown unless they exceeded, in the aggregate, the lesser of $50,000 or 10% of the individual's salary and bonus in any years.

(2) The fiscal 2004 payroll calendar included one more pay period than in fiscal 2003 and 2002. Salary amounts represent the payments made during the fiscal years.

(3) For fiscal 2002, represents premiums under the prior split-dollar life insurance arrangements, as discussed under "Special Deferred Compensation Arrangements." For fiscal 2003 and 2004, represents moving, temporary living, travel and other relocation-related expenses (including reimbursement for tax effects) paid to or on behalf of Messrs. Bitter and McGuire as part of the arrangements under which they were hired by Plexus. Because of the timing of certain events (such as the sales of the officers' former residences) and Plexus' fiscal year end, expenses relating to these matters were incurred in more than one fiscal year.

(4) Represents the number of shares for which options were granted under Plexus' 1998 Stock Option Plan (the "Option Plan"). No SARs have been granted. At December 10, 2004, options granted in fiscal 2002 and 2004, and certain options granted in fiscal 2003, were "out of the money" because their exercise prices are higher than the market price.

(5) Includes, for fiscal 2004: Plexus' contributions to the accounts of Messrs. Foate, Bitter, Ehlers, Kronser and McGuire in the Savings Plan of $5,125, $4,288, $4,178, $4,453 and $1,885 respectively; and Plexus' contributions to accounts of each named executive officer under their Executive Deferred Compensation Plan of $13,500, as discussed under "Special Deferred Compensation Arrangements."

(6) Mr. Foate became President and Chief Executive Officer in July 2002, upon Mr. Nussbaum's retirement from those positions. He was previously Chief Operating Officer.

(7) Mr. Bitter began service with Plexus in October 2002.

(8) Mr. McGuire began service with Plexus in December 2002.

Stock Options

Option/SAR Grants in Last Fiscal Year

The following table sets forth information with respect to options granted to the five executive officers named in the Summary Compensation table concerning options granted in fiscal 2004.

	Individual Grants (1)				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)(3)	
Name	Number of Securities Underlying Options/ SARs Granted (1)(#)	% of Total Options/ SARs Granted To Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date	5%	10%
Dean Foate	75,000	10.5%	$15.825	4/28/14	$746,419	$1,891,573
Gordon Bitter	25,000	3.5%	15.825	4/28/14	248,806	630,524
Paul Ehlers	25,000	3.5%	15.825	4/28/14	248,806	630,524
Robert Kronser	15,000	2.1%	15.825	4/28/14	149,284	378,315
Michael McGuire	15,000	2.1%	15.825	4/28/14	149,284	378,315

(1) No SARs have been granted; all grants reflect stock options under the Option Plan. Options may, under certain circumstances, be transferred to family members or related trusts.
(2) Assumes the stated appreciation from the date of grant.

Plexus has not repriced any stock options during the fiscal years reported herein. It is Plexus' current intention to not reprice stock options irrespective of whether plan documents would otherwise permit that action.

Aggregated Option/SAR Exercises in
Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth information with respect to the five executive officers named in the Summary Compensation Table concerning the exercise of options in fiscal 2004 and the number and value of options outstanding at September 30, 2004.

Name	Shares Acquired on Exercise (#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options/ SARs at FY-End (#)(2) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs At FY-End ($)(3) Exercisable/Unexercisable
Dean Foate	30,000	$343,805	241,666 / 188,334	$358,126 / $103,250
Gordon Bitter	---	---	13,333 / 51,667	6,883 / 13,767
Paul Ehlers	16,600	$257,594	95,295 / 47,667	84,459 / 24,780
Robert Kronser	---	---	125,002 / 36,000	266,346 / 18,585
Michael McGuire	---	---	8,500 / 32,000	0 / 0

(1) Represents the differences between the exercise prices and the averages of the high and low sales price on the dates of exercise.
(2) Represents options granted under the Option Plan. No SARs have been granted.
(3) Represents the difference between the exercise price and the $11.04 closing price of Plexus common stock reported on the Nasdaq Stock Market on September 30, 2004, the last day of the fiscal year.

Equity Compensation Plan Information

The following chart gives aggregate information regarding grants under all Plexus equity compensation plans through September 30, 2004):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column) (2)
Equity compensation plans approved by securityholders	4,904,826	$ 18.01	2,055,287
Equity compensation plans not approved by securityholders	-0-	$ n/a	-0-
Total (3)	4,904,826	$ 18.01	2,055,287

(1) Represents options granted under the 1998 Option Plan or the Directors' Plan (the "Option Plans"), which were approved by shareholders.

(2) Of these securities, 42,000 represent options granted to directors on December 1, 2004 and 176,500 become no longer issuable at December 31, 2004 upon the expiration of the Directors' Plan. Additionally, the 502,358 shares available at September 30, 2004 under the 1998 Option Plan (and additional shares that became available due to subsequent forfeitures) will cease to be issuable if the Incentive Plan is approved by shareholders. Includes, in addition to options that may be granted under the Option Plans, 1,334,429 authorized shares which have not yet been purchased by employees under the 2000 Purchase Plan, which expires on June 30, 2005. Excludes any options which may be issuable under the Incentive Plan, and shares which may be purchased under the 2005 Purchase Plan, if they are approved by shareholders.

(3) In addition, there are outstanding options to purchase 24,634 shares, at a weighted average price of $15.90, under option plans of acquired companies. Options under these plans were converted into options to acquire Plexus stock in the acquisition transactions. Plexus cannot grant additional options under the plans of the acquired companies.

Change in Control Arrangements

Plexus has entered into Change in Control Agreements with Messrs. Foate, Bitter, Ehlers, Kronser and McGuire, and its other executive officers. Under the terms of these agreements, which were amended and restated in 2003, if there is a change in control of Plexus, as defined in the agreement, the executive officers' authorities, duties and responsibilities shall remain at least commensurate in all material respects with those prior to the change in control. Their compensation may not be reduced. Their benefits must be commensurate with those of similarly situated executives of the acquiring firm, and their location of employment must not be changed as a result of the change in control.

In the event that any covered officer is terminated other than for cause, death or disability, or an executive terminates his employment with good reason, Plexus is obligated to pay the executive officer, in a cash lump sum, an amount equal to approximately three times the executive's base salary plus targeted bonus payments, and to continue certain benefits. The agreements further provide for payment of additional amounts which may be necessary to "gross up" the amounts due such employee in the event of the imposition of an excise tax upon the payments. The agreements do not preclude termination of the officer, or require payment of any benefit, if there has not been a change in control of Plexus, nor does it limit the ability of Plexus to terminate these persons for cause.

Special Deferred Compensation Arrangements

During fiscal 2000, the Compensation and Leadership Development Committee established deferred compensation mechanisms for several executive officers and other key employees; those covered include Messrs. Foate, Bitter, Ehlers, McGuire and Kronser. As part of those arrangements, the Committee established the Plexus Corp. Executive Deferred Compensation Plan. Under this plan, a covered executive may elect to defer some or all of his or her compensation through the plan, and Plexus may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any earnings which may be credited thereon upon termination or retirement from Plexus.

In fiscal 2003, to comply with changes in law, Plexus modified the Executive Deferred Compensation Plan by terminating a prior split-dollar life insurance program, which had been the funding mechanism for the company contributions, and replaced it with a rabbi trust arrangement. This new arrangement allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock.

The cash value proceeds which were received upon the surrender of the split-dollar life insurance policies attributable to each plan participant were reinvested into the new rabbi trust arrangements established for the plan participants. The provisions of the plan continued to allow the participants the opportunity to defer any or all of their compensation into the plan. In addition, plan provisions allow for a discretionary Plexus contribution of up to $13,500 per participant per year. Employee voluntary deferrals to the plan for fiscal year 2004 totaled $180,588. A discretionary company contribution of $13,500 to each participant was also made in September 2004 to each participant's account.

Compensation and Leadership Development Committee Report on Executive Compensation

The Compensation and Leadership Development Committee of the Plexus board of directors sets general compensation policies for Plexus. The Committee makes the primary decisions with respect to compensation of the Chairman and the Chief Executive Officer of Plexus. Decisions on compensation for other Plexus officers are recommended by the CEO. Plexus' other compensation programs, such as the Savings Plan and the Option Plan, are either originated or approved by the Committee; the Committee grants stock options under the Option Plan.

Plexus' policy, to which the Committee adheres, is to fairly compensate individuals for their contributions to Plexus, but also to provide value to Plexus' shareholders and to consider the ability of Plexus to fund any compensation decisions, plans or programs. The Committee believes that fair compensation packages are necessary to attract and retain qualified executive officers. To be effective in attracting and retaining competent individuals, compensation packages must balance both short-term and long-term considerations, as well as provide incentives to individuals based upon the performance of Plexus. In addition to Plexus' financial performance, the Committee considers the conditions of Plexus' industry and end-markets, the effects of those conditions on Plexus' sales and profitability and the steps taken to respond to those conditions and to address related challenges. The Committee has from time to time retained outside compensation consultants. The Committee also reviews published compensation survey information. In late 2002, the Committee engaged outside compensation consultants to assist it in evaluating executive officer compensation for 2003 salary determinations; the Committee has the sole authority to retain and terminate outside compensation consultants. Based upon the Committee's review (including the report of the outside consultants), the Committee determined that officers were paid less than comparable officers in similar-sized companies. However, given the economic conditions affecting Plexus at that time, the Committee determined not to award pay raises to officers during fiscal 2003, except in the case of changed duties and responsibilities and except for the elimination of the 10% salary reduction which was in effect for a 15 month period ended December 31, 2002.

Plexus generally had used a March/April annual review of compensation for its employees, including key executives. In fiscal 2004, the Committee and Plexus changed to a review near fiscal year end. Although options were awarded in April 2004, performance reviews and salary adjustments in 2004 were generally not made until October 2004.

In determining CEO compensation, the Committee reviewed numerous factors, although most of these factors are not subject to quantification or specific weight. The primary factors reviewed, in no particular order, were: the importance of the CEO's contribution to Plexus' strategic planning and long-term success; efforts to build management depth and breadth; planning for executive succession; special projects and tasks undertaken by him during the preceding year; acquisition and divestiture-related activities and efforts; and performance of Plexus' sales and earnings. In addition, the Committee also reviewed a sampling, which it believed to be representative, of compensation paid by other companies in Plexus' geographic area, comparable companies in the electronics manufacturing services industry and numerous published surveys. The group of companies reviewed did not coincide with the more extensive list of companies in the Nasdaq electronics components sector used in the following performance graph. The Committee reviewed all components of the CEO's compensation, including salary, potential bonus compensation, equity awards and deferred compensation.

The Committee is also mindful of shareholder returns, both on an absolute basis and in comparison to the performance of the stock market as a whole and of other stocks in Plexus' industry. The Committee believes that it is useful to provide incentives for performance in ways which increase shareholder value. Stock option grants are one of the tools used for this purpose. Plexus' stock price rose from September 30, 2002 to September 30, 2003. Although fiscal 2004 was a period in which the price of Plexus' common stock (along with Plexus' peer group reported in the Performance Graph below) declined, the cumulative Plexus stock return for the two full fiscal years during which Mr. Foate has been chief executive officer was positive.

Mr. Foate was the chief executive officer for the entire 2004 fiscal year. The compensation determinations made in April 2003 for Mr. Foate were in effect for all of fiscal 2004 due to the change in review cycles discussed above. In 2003, the Committee reviewed Mr. Foate's salary at a time when he had been CEO for approximately nine months. In view of the economic circumstances then affecting the Company and the end to a 10% salary reduction that was in place until December 2002, the Committee determined to retain $450,000 as Mr. Foate's annual salary. That amount was originally determined as Mr. Foate's salary when he became CEO in July 2002.

The Committee believes it is in Plexus' best interest to provide its executive officers with a performance-based incentive beyond that contained in the Option Plan. Such a bonus arrangement can further motivate officers to improve performance. Because of corporate cost-containment measures, and the uncertain economic and financial conditions in early fiscal 2003, the Committee suspended a prior formulaic incentive compensation plan.

Effective for fiscal 2004, the Committee determined that it would be appropriate to re-institute a performance-driven cash bonus program to further align executive pay with Plexus' financial goals. Under the new variable incentive compensation plan ("VICP"), bonuses may only be earned by the attainment of certain specified objectives and no bonus will be paid in the event Plexus incurs a net loss, excluding unusual charges. A target bonus is set for each individual and specific goals developed for revenue growth and return on average capital employed ("ROCE"). Personal objectives are also set. The chief executive officer may earn a bonus up to an aggregate of two times the target award. Any actual payment is primarily based on the degree to which Plexus' net sales and ROCE met or exceeded goals set for the fiscal year. Up to 20% of an individual's target bonus may be determined by that individual's attainment of personal objectives.

In fiscal 2004, the VICP provided Mr. Foate a targeted bonus amount of $225,000, or up to $450,000 if all financial and personal goals were met at the highest levels. Based on Plexus' results and the Committee's determination as to the achievement of his personal goals, Mr. Foate received an actual bonus of $397,374 for fiscal 2004.

The Committee believes that the Option Plan provides, and the proposed Incentive Plan will provide (if approved by shareholders) participants with a long-term incentive to increase the overall value of Plexus by providing them with a stake in the value of its common stock on a long-term basis. As a result of the factors discussed above, the Committee granted to Mr. Foate options for 75,000 shares in fiscal 2004, options for 120,000 shares in fiscal 2003 and for 100,000 shares in fiscal 2002. The award levels reflect the Committee's determination to continue a significant reliance upon equity as a component of total compensation. Going forward, the new Incentive Plan will allow the same types of awards as the Option Plan but will give the Committee the ability to include other types of incentives and to couple awards with performance criteria in addition to time-vested awards.

The Plexus 2000 Employee Stock Purchase Plan ("2000 Purchase Plan") also permits, and the 2005 Purchase Plan will, if approved, permit executive officers, as well as most other employees, to purchase shares of Plexus common stock at a price equal to 85% of the lower of the high and low trading price on the day either at the beginning or at the end of the six month purchase period. Compensation information does not include the value of any purchases by the individuals who chose to participate, since the broad-based plan is open to most employees. The Committee also believes that the Savings Plan provides an additional possibility for stock-based incentives. Employees, including the CEO, may choose from a variety of investment funds for their contributions under the Savings Plan; the Plexus Stock Fund is one alternative.

The factors used to determine other executive officers' compensation are essentially the same as those used for the CEO. As with the CEO, Messrs. Ehlers and Kronser, and most other executive officers, were considered for salary increases in spring 2003. Similar to the determination for the chief executive officer, the salaries of other executive officers remained unchanged, although some individuals subsequently had salary increases to reflect additional duties assigned to them. Salary determinations for Messrs. Bitter and McGuire were somewhat different, as a consequence of each of them having joined Plexus during fiscal 2003. Their compensation levels were determined by pre-employment negotiations; their base salaries were not subsequently adjusted in fiscal 2004.

For fiscal 2004, other executive officers were eligible to participate in the VICP described above, although the amount of the target bonus and the percentage above the target which could be earned as a maximum varied by individual. Actual bonus amounts earned for Plexus' performance were determined in the same manner as for Mr. Foate; individual determinations were made by the Committee and Mr. Foate as to the other officers' attainment of individual goals.

The Committee also approved stock option awards during fiscal 2004 for the executive officers of Plexus, which awards varied from 4,000 to 25,000 shares. The Committee's determinations of option grants varied by individual, depending upon the Committee's view of the adequacy of the particular officer's compensation compared to that officer's performance and duties, especially when those duties significantly changed or increased since the last salary increase, expected changes in circumstances in the coming year and the Committee's review of comparable compensation information. Plexus has also entered into amended supplemental retirement arrangements with the executive officers, as described above. The Committee bore in mind the costs of these arrangements and the expected benefits under them in making its compensation decisions relating to the affected executive officers.

The Committee believes that it is highly unlikely that the compensation of any executive officer, including the CEO, will exceed $1 million in any fiscal year unless it is the consequence of the exercise of stock options, stock appreciation rights or the grant of restricted stock. It has not taken any action with respect to the provisions of Section 162 of the Internal Revenue Code, which limits the deductibility of compensation to certain executive officers of over $1 million in any fiscal year, with respect to the Option Plan, the Incentive Plan and the 2000 and 2005 Purchase Plans. Compensation under these plans which is performance-based is generally not subject to the $1 million limitation; however, the grant of restricted shares without performance goals would not be considered to be performance-based and therefore would be subject to the limit along with cash salaries and bonuses. As a result of the shareholders' approval of the Option Plan and the 2000 Stock Purchase Plan, and assuming approval of the 2005 Purchase Plan and the Incentive Plan, the Committee believes that most compensation income under these plans would not be subject to the Internal Revenue Code's deduction limitation.

Members of the Compensation and Leadership Development Committee:

Thomas J. Prosser, Chair
Stephen D. Cortinovis
David J. Drury
Charles M. Strother
Ralf R. Böer (effective 9/1/04)

Compensation Committee Interlocks and Insider Participation

All Compensation and Leadership Development Committee members are independent, outside directors. No Plexus insiders are members of the Compensation and Leadership Development Committee. None of the directors who are Committee members are employees of Plexus, has ever been employed by Plexus or any of its subsidiaries, or have any other reportable relationships with Plexus.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on Plexus common stock with the Nasdaq Stock Market Index for U.S. Companies and the Nasdaq Stock Market Index for Electronics Components Companies, both of which include Plexus. The values on the graph show the relative performance of an investment of $100 made on September 30, 1999, in Plexus common stock and in each of the indices.

Comparison of Cumulative Total Return



DOLLARS
500
400
300
200
100
0
1999
2000
2001
2002
2003
2004
Plexus
NASDAQ-US
NASDAQ-Electronics

	1999	2000	2001	2002	2003	2004
Plexus	100	460	154	61	101	72
NASDAQ-US	100	133	54	43	65	69
NASDAQ-Electronics	100	176	50	33	64	54

APPROVAL OF THE 2005 EQUITY INCENTIVE PLAN

The information in this proxy statement with respect to the proposed Incentive Plan is qualified in its entirety by reference to the text of the Plexus Corp. 2005 Equity Incentive Plan, which is attached hereto as Appendix A.

General

At the annual meeting, shareholders will be asked to approve the Plexus Corp. 2005 Equity Incentive Plan. The Incentive Plan was adopted by the Plexus board on July 28, 2004, subject to shareholder approval at the annual meeting. The Incentive Plan is intended to constitute a stock-based incentive plan for Plexus, and includes provisions by which Plexus may grant directors, executive officers and other officers and key employees stock options, stock appreciation rights (SARs) and/or restricted stock, which may be designated as restricted stock awards or restricted stock unit awards. No options or awards have yet been granted under the Incentive Plan, and will not be granted prior to shareholder approval of the Incentive Plan. See "Executive Compensation" above for information on awards previously made under the 1998 Option Plan, and "Election of Directors—Directors' Compensation" for information on awards previously made under the 1995 Directors Plan.

The board believes that adoption of the Incentive Plan is desirable because it will promote the interests of Plexus and its shareholders by continuing and strengthening Plexus' ability to retain and attract officers, key salaried employees and directors by encouraging them to maintain a personal interest in Plexus' continued success and progress, and by providing a means of linking personal compensation to creation of value for Plexus' shareholders. The Incentive Plan also provides the ability to couple awards with specific performance goals.

The Incentive Plan is intended to continue and extend the incentives which had been provided under the 1995 Directors Plan and the 1998 Option Plan. See "Equity Compensation Plan Information" above under "Executive Compensation" for a summary at September 30, 2004 of shares subject to options granted under Plexus' existing plans and shares available under existing plans on that date. At December 10, 2004, only 582,272 shares were available for future grants under the 1998 Option Plan. Although the 1998 Option Plan permitted the grant of SARs, no SARs were granted. If the Incentive Plan is adopted, no further awards will be made under the 1998 Option Plan. In addition, since the 1995 Directors Plan expires on December 31, 2004, no further options may be granted under it; 176,500 shares authorized under the 1995 Directors Plan will remain unissued and not subject to option at the end of that plan. There are also outstanding options to purchase 16,656 shares of Plexus common stock under option plans of entities which have been acquired by Plexus; Plexus may not make any additional awards under those plans.

As a consequence of the relatively very small number of shares remaining available for award under the 1998 Plan and the lack of an ongoing plan for directors, the board of directors determined to create a new incentive plan. The board also determined to include in it a provision for restricted stock awards and provisions that allow awards to be coupled with performance goals, and to accommodate changes since 1998 in tax and accounting treatment of equity-based plans and awards.

The Plexus board of directors has adopted the Incentive Plan as in the best interests of Plexus and its shareholders. The board unanimously recommends that shareholders vote FOR approval of the Incentive Plan.

Incentive Plan

The Incentive Plan provides for the grant of:

- incentive stock options ("ISOs"), intended to qualify within the meaning of Section 422 of the Code;
- non-qualified stock options ("NSOs");
- stock appreciation rights; and
- restricted stock awards, which may be restricted stock shares or restricted stock units..

In this proxy statement, we refer to ISOs and NSOs as "options", stock appreciation rights as "SARs" and options, SARs and restricted stock grants collectively as "awards".

Under the Incentive Plan, the maximum number of shares of Plexus common stock that may be issued pursuant to awards is 2,700,000 shares, all of which may be issued pursuant to the exercise of ISOs and/or NSOs. Of these shares, no more than 600,000 shares may be issued pursuant to SARs and no more than 600,000 issued pursuant to restricted stock awards. Shares may either be original issue shares or treasury shares that have been repurchased by Plexus. The total number of shares that may be issued under the Incentive Plan represents approximately 6.3% of the number of shares of common stock outstanding. The Incentive Plan has a term of ten years. On December 10, 2004, the fair market value of Plexus common stock, as determined under the definition in the Incentive Plan and assuming that a period of five trading days was used to determine the average, was $13.105 per share.

The Incentive Plan will be administered by the Compensation Committee. The Committee, in its discretion, will designate the persons to whom awards will be made, grant the awards in the form and amount as it determines, and impose such limitations, restrictions and conditions upon any such award as it deems appropriate; the Committee may designate certain of these decisions relating to awards to persons who are not directors or executive officers. However, the full board of directors will make these decisions with respect to any awards made to directors. We refer to the Committee, its designees and the board acting in these capacities as the "Administrators."

Officers, salaried exempt employees and directors of Plexus or any subsidiary are eligible to receive awards. No person may be awarded more than 200,000 options, 200,000 SARs and/or 200,000 shares of restricted stock in any calendar year. Plexus estimates that the number of persons currently eligible to participate in the Incentive Plan is in the range of 800 to 1,000, including each of the executive officers and the directors. Plexus cannot determine at this time the number of awards to be granted in the future to persons named in the Summary Compensation Table in this proxy statement, to any other specific officer or employee, to all current executive officers as a group, to all employees as a group, or to all directors.

The exercise price of options and SARs granted under the Incentive Plan may not be less than 100% of the fair market value of the shares on the date the option is granted. The Incentive Plan defines fair market value as the mean between the high and low trading value of Plexus common stock on the date of grant or the average of high and low trading prices for a period of trading days ending on the grant date determined by the Administrators. The vesting schedule for awards will be determined in connection with their grant. Unless a particular award provides otherwise, option and SAR grants to officers and employees will vest over a three year period, with one third vesting on each of the first three anniversaries of the grant, and awards to directors will vest immediately, but options and SARs awarded to directors may not be exercised for six months after grant. Options and SARs will have a maximum exercise term of ten years from the date of grant. The Administrators do not have the authority to "reprice" Awards; such a repricing would require shareholder approval.

No person may receive an ISO if, at the time of grant, the person owns, directly or indirectly shares representing, more than 10% of the total combined voting power of Plexus, unless the exercise price is at least 110% of the fair market value of the shares and the exercise period of such ISO is limited to five years. The maximum fair market value, determined at time of grant, of shares covered by ISOs that first become exercisable by any employee in any one calendar year is limited to $100,000.

Awards of SARs may be made alone or together with other awards under the Incentive Plan. The administrators will determine the terms of any SAR grants.

Restricted stock awards may be issued either alone or in addition to other awards granted under the Incentive Plan. The Administrators will determine the eligible persons to whom and the times at which restricted stock awards will be made, the number of shares to be awarded, the time or times within which such awards may be subject to forfeiture, and any other terms and conditions of the awards. Grants of restricted stock may also be made as restricted stock units, which would be conditioned upon the attainment of specified performance goals which are described in the plan, or other criteria determined by the Administrators, and the provisions of restricted stock awards or restricted stock units do not need to be the same with respect to each recipient.

Each restricted stock award will be confirmed by, and be subject to the terms of, an agreement identifying the restrictions applicable to the award. Until the applicable restrictions lapse or the conditions are satisfied, the individual will not be permitted to sell, assign, transfer, pledge or otherwise encumber the restricted stock award. Unless otherwise provided in the applicable agreement, the portion of the restricted stock award still subject to restriction will be forfeited by the individual upon termination of the individual's service for any reason. If and when the applicable restrictions lapse, unrestricted certificates for such shares will be delivered to the individual.

The Administrator may grant restricted stock awards as restricted stock units under the Incentive Plan subject to specified performance goals that are based on the attainment of goals relating to one or more of the following business criteria measured on an absolute basis or in terms of growth or reduction: net income (pre-tax or after-tax and with adjustments as stipulated), earnings per share, return on equity, return on capital employed, return on assets, return on tangible book value, operating income, earnings before depreciation, interest, taxes and amortization (EBDITA), loss ratio, expense ratio, increase in stock price, total shareholder return, economic value added and operating cash flow. If performance goals established by the Administrator are not met, the restricted stock award will be forfeited.

In the event of any recapitalization, stock split or reverse split, stock dividend, merger in which Plexus is the surviving entity, combination or exchange of shares, or other capital change affecting Plexus common stock, appropriate changes in the number and kind of shares available for grant under the Incentive Plan and in the number, price and kind of shares covered by outstanding awards shall be made. In the case of an acquisition of Plexus, the related agreement may provide for conversion of options in an equitable manner comparable to the consideration received by shareholders and may permit Plexus to cash out any options upon a change in control. The Incentive Plan also provides that all options and SARs will become fully vested upon a change in control of Plexus, and the Administrators may provide for such vesting in the case of restricted stock awards.

Payment for shares acquired through the exercise of options issued under the Incentive Plan may be made either in cash or in shares of Plexus common stock beneficially owned by the optionee for at least six months prior to exercise, valued at their fair market value as of the exercise date, or in a combination thereof.

Each award under the Incentive Plan will be evidenced by an agreement containing such terms and conditions as the Administrator may establish from time to time.

Tax Consequences

The following is a brief summary of the principal federal income tax consequences of awards made under the Incentive Plan based upon the applicable provisions of the Code in effect on the date hereof.

Non-Qualified Stock Options. An optionee will not recognize taxable income at the time an NSO is granted. Upon exercise of an NSO, an optionee will recognize taxable income in an amount equal to the difference between the exercise price and the fair market value of the shares at the date of exercise. The amounts of such difference will be a deductible expense to Plexus for tax purposes. On a subsequent sale or exchange of shares acquired pursuant to the exercise of an NSO, the optionee will recognize a taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of such shares. The tax basis will, in general, be the amount paid for the shares plus the amount treated as compensation income at the time the shares were acquired pursuant to the exercise of the option.

Incentive Stock Options. A optionee will not recognize taxable income at the time an ISO is granted. Further, an optionee will not recognize taxable income upon exercise of an ISO if the optionee complies with two separate holding periods: shares acquired upon exercise of an ISO must beheld for at least two years after the date of grant and for at least one year after the date of exercise. The difference between the exercise price and the fair market value of the stock at the date of exercise is, however, a tax preference item. When the shares of stock received pursuant to the exercise of an ISO are sold or otherwise disposed of in a taxable transaction, the optionee will recognize a capital gain or loss, measured by the difference between the exercise price and the amount realized.

Ordinarily, an employer granting ISOs will not be allowed any business expense deduction with respect to stock issued upon exercise of an ISO. However, if all of the requirements for an ISO are met except for the holding period rules set forth above, the optionee will be required, at the time of the disposition of the stock, to treat the lesser of the gain realized or the difference between the exercise price and the fair market value of the stock at the date of exercise as ordinary income and the excess, if any, as capital gain. Plexus will be allowed a corresponding business expense deduction to the extent of the amount of the optionee's ordinary income.

Stock Appreciation Rights. An SAR award holder will not recognize taxable income at the time an SAR is granted. The American Jobs Creation Act of 2004 has recently changed the tax treatment of SARs. While the IRS has yet to issue guidance clarifying the impact of these changes, it appears that an award holder will recognize ordinary income upon vesting of an SAR in an amount determined by multiplying (1) the excess of the fair market value of a share of stock on the SAR vesting date over the fair market value of a share of stock on the SAR grant date, by (2) the number of SARs becoming vested. Plexus will be entitled to a tax deduction in the same amount.

Restricted Stock. A grantee receiving a restricted stock award will generally recognize ordinary income in an amount equal to the fair market value of the stock at the time the stock is no longer subject to forfeiture. While the restrictions are in effect, the grantee will recognize compensation income equal to the amount of any dividends received and Plexus will be allowed a deduction for that amount. A grantee may elect, under Section 83(b) of the Code, within 30 days of the stock grant, to recognize taxable ordinary income on the date of grant equal to the fair market value of the shares (determined without regard to the restrictions) on such date. Plexus will generally be entitled to a deduction equal to the amount that is taxable as ordinary income to the grantee in the year that such income is taxable.

APPROVAL OF THE 2005 EMPLOYEE STOCK PURCHASE PLAN

At the annual meeting, Plexus shareholders will be asked to approve the Plexus Corp. 2005 Employee Stock Purchase Plan (the "2005 Purchase Plan"). The Board of Directors approved the 2005 Purchase Plan on July 28, 2004, subject to shareholder approval. A copy of the 2005 Purchase Plan is attached as Exhibit B. Descriptions in this Proxy Statement of provisions of the 2005 Purchase Plan are qualified in their entirety by reference to the complete text of the 2005 Purchase Plan.

The 2005 Purchase Plan is in essence a continuation of the Plexus 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"), which expires on June 30, 2005. The 2000 Purchase Plan authorized the issuance of up to 2,000,000 shares, as adjusted for a subsequent stock split, of Plexus common stock. Through the date of this proxy statement, Plexus had issued 665,570 shares under the 2000 Purchase Plan. Elections for the period from July 1 to December 31, 2004 will be settled in January 2005, and elections have not yet been finalized for the period from January 1 to June 30, 2005. The terms of the 2000 Purchase Plan are otherwise substantially similar to those of the 2005 Purchase Plan described below.

The Plexus board has adopted the 2005 Purchase Plan as in the best interests of Plexus and its shareholders. The board unanimously recommends that Plexus shareholders vote FOR approval of the 2005 Purchase Plan.

General

The purpose of the 2005 Purchase Plan is to provide Plexus employees with a convenient and attractive opportunity to acquire shares of Plexus common stock, or increase their Plexus stock ownership. The Board believes that increased ownership gives employees an incentive specifically linked to the performance of the common stock, helping them become further identified with shareholders of Plexus. The 2005 Purchase Plan is intended to supplement the incentives which are provided under Plexus' equity incentive plan, and extend those incentives to all employees. It is Plexus' intention to have the 2005 Purchase Plan qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

Most employees of Plexus and its subsidiaries are eligible to participate in the 2005 Purchase Plan. An employee is eligible to participate in the 2005 Purchase Plan if he or she is employed as of the commencement date of an offering, except for certain part-time personnel, temporary employees, independent contractors and persons employed for 90 or fewer days. Non-employee directors will not participate in the 2005 Purchase Plan. Plexus currently estimates that the number of employees eligible to participate in the 2005 Purchase Plan is approximately 4,300.

See also "Approval of 2005 Plexus Equity Incentive Plan" for information about Plexus' current employee equity incentive plan under which officers and key employees may be granted options to purchase shares of Plexus common stock, and the proposed 2005 Equity Incentive Plan. Because the level of benefits under the 2005 Purchase Plan will depend upon an individual's election and may be reduced as a result of the extent of participation by others, the benefits which could be received by executive officers or any other individuals under the 2005 Purchase Plan cannot be determined at this time. For example, during fiscal 2004, all Plexus employees as a group purchased 186,136 shares under the 2000 Plan; of those shares, 1,438 were purchased by Mr. Foate, 1,306 by Mr. Ehlers and 6,497 by the executive officers as a group.

The 2005 Purchase Plan will be administered by the Board which may delegate its role to a committee, as it may determine. The Board expects to delegate that role to the Compensation Committee, which is composed of not less than three members of the Board of Directors. It is intended that members of the Committee will meet the requirements for "disinterested persons" as defined by Rule 16b-3 under the Securities Exchange Act of 1934, and will be "independent directors" under Nasdaq Stock Market rules. With respect to any employee subject to Section 16(b) of the Securities Exchange Act, the Committee may impose such conditions on the grant or exercise of any rights hereunder necessary to satisfy the requirements of such statute or applicable regulations. The Board or the Committee may engage a qualified brokerage firm to assist in the administration of the 2005 Purchase Plan.

The aggregate number of shares of Plexus common stock which may be issued pursuant to the 2005 Purchase Plan is 1,200,000. That number is the approximate number of shares which we expect will be remaining as unpurchased shares upon the expiration of the 2000 Purchase Plan. In the event of a stock dividend, stock split, merger, reorganization, or other similar change affecting the common stock, the Board will adjust the number of shares which may thereafter be issued under the 2005 Purchase Plan, and the number of shares, and the price therefor, under outstanding rights.

The 2005 Purchase Plan is effective July 1, 2005, subject to shareholder approval, and will terminate on June 30, 2010, unless all shares authorized under the 2005 Purchase Plan have been purchased prior to that date. On that date, the 2005 Purchase Plan will expire, except as to rights then outstanding, which will remain in effect until they have been exercised or expired or otherwise terminated. The 2005 Purchase Plan may be terminated at any time by the Board of Directors. The Board of Directors may amend the 2005 Purchase Plan from time to time, but shareholder approval is required in certain circumstances.

Purchase of Securities under the 2005 Purchase Plan

There will be ten offerings of six months each pursuant to the 2005 Purchase Plan. The first offering will commence on July 1, 2005 and end on December 31, 2005. Thereafter, offerings will commence on each subsequent January 1 and July 1 and the final offering under this Purchase Plan shall commence on January 1, 2010 and terminate on June 30, 2010. The final offering would be earlier if all available shares are purchased in earlier offerings. In order to become eligible to purchase shares, an employee must complete an enrollment agreement, and any other necessary materials on or before the commencement date of the particular offering in which the employee wishes to participate. Participation in one offering under the 2005 Purchase Plan neither limits, nor requires, participation in any other offering.

At the time a participant authorizes a payroll deduction, the participant shall elect to have deductions made from his or her compensation on each payday during the time the participant is a participant in an offering, at a percentage of the participant's compensation as set from time to time. However, the percentage may not exceed 10%. An employee may pay for shares to be purchased pursuant to the 2005 Purchase Plan only with money that has been deducted from the employee's paycheck pursuant to a payroll deduction authorization. Funds so deducted constitute that employee's "account," and while the funds allocated to an employee's account shall remain the property of the employee at all times, they may be commingled with Plexus' general funds.

On each offering date, the 2005 Purchase Plan shall be deemed to have granted to the participant an option for as many full shares as he or she will be able to purchase with the payroll deductions credited to his account during participation in that offering. If the total number of shares for which options are to be granted on any date exceeds the number of shares then available under the 2005 Purchase Plan, then Plexus shall allocate the shares pro rata to participating employees. Payroll deductions will be reduced accordingly, and participating employees will be notified in writing of such reduction.

The purchase price per share will be 85% of the lesser of the fair market value of the shares of Plexus common stock on the offering date or on the last business day of the offering. Fair market value means the mean between the highest and lowest sales price on that day reported on the Nasdaq Stock Market. If the Plexus common stock is traded on a stock exchange, the prices shall be as reported on such exchange. Shares of common stock are to be purchased from Plexus and no additional fees, commissions or other charges will be incurred by the employee. The closing sale price of Plexus common stock on December 10, 2004, as reported on the Nasdaq Stock Market, was $12.62.

Each employee who continues to be a participant in an offering on the last business day of that offering shall be deemed to have exercised the employee's option on that date and shall be deemed to have purchased from Plexus the number of full shares as the employee's accumulated deductions will pay for at the option price. At the termination of each offering Plexus will automatically re-enroll a participating employee in the next offering, and any balance in the employee's account will be used in the new offering, unless the employee has advised Plexus otherwise. No interest will be paid or allowed on any money in the participant's account.

No employee shall be permitted to subscribe for any shares under the 2005 Purchase Plan if the employee, immediately after such subscription, owns shares that account for 5% or more of the total combined voting power of Plexus or of its subsidiaries. In addition, each employee's purchases under the 2005 Purchase Plan in any calendar year are limited to shares having an aggregate fair market value of $25,000.

An employee may withdraw from an offering at any time prior to the last business day of that offering by delivering a notice to Plexus. In that event, Plexus will refund the entire balance of the employee's account. Upon termination of employment for any reason whatsoever, including death or retirement, the balance in each employee's account shall be paid to the employee or such employee's estate. An employee who has withdrawn from an offering may not participate again in the offering from which the employee withdrew; however, the employee may participate in subsequent offerings.

No employee will be permitted to sell or transfer or pledge either the payroll deductions credited to the employee's account or any rights with regard to the exercise of an option or to receive shares under the 2005 Purchase Plan, other than by will or the laws of descent and distribution. Any attempted sale, transfer or pledge by an employee will be treated as a withdrawal from the offering.

Tax Consequences

The 2005 Purchase Plan is not a "qualified plan" under Section 401(a) of the Internal Revenue Code. The 2005 Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The tax consequences to employees and to Plexus of the 2005 Purchase Plan are discussed below.

No tax liability results on the grant or exercise of an option under the 2005 Purchase Plan. The employee becomes liable for the tax on disposition of the stock.

The required holding period for favorable tax treatment upon disposition of the stock is two years after the first day of the applicable offering. When stock is disposed of after this period, the employee realizes ordinary income to the extent of the lesser of (1) 15% of the fair market value of the stock on the first day of the applicable offering or (2) the amount by which the fair market value of the stock at the time of disposition exceeded the option price. Any further gain is taxed at capital gain rates. If the sale price is less than the option price, there is no ordinary income and the employee has a long-term capital loss for the difference.

When an employee sells the stock before the expiration of the required holding period, the employee recognizes ordinary income to the extent of the difference between the option price and the fair market value of the stock at the date the option was exercised regardless of the price at which the stock is sold. The amount of ordinary income recognized is added to the employee's cost basis in the shares, and any resulting gain or loss recognized upon the disposition will be a capital gain or loss for tax purposes.

Even though an employee who satisfies the required holding period will treat part of his or her gain on the disposition of stock as ordinary income, Plexus may not take a business deduction for such amount. However, where an employee disposes of stock before the end of the required holding period, the amount of income which the employee must report as ordinary income qualifies as a business deduction for Plexus in the year of disposition.

CERTAIN TRANSACTIONS

Plexus has a policy that transactions with its executive officers and directors must be on a basis that is fair and reasonable to the company, in accordance with Plexus' Code of Conduct and Business Ethics and other policies, and be approved by either a disinterested majority of the board of directors or by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the board of directors, which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act, as amended, oversees and monitors the participation of Plexus' management and independent auditors throughout the financial reporting process, and approves the hiring and retention of and fees paid to the independent auditors. The Audit Committee also generally reviews other transactions between the corporation and interested parties which may involve a conflict of interest. No member of the Audit Committee is employed or has any other material relationship with Plexus. The members are "independent" as defined in Rule 4200(a)(15) of the NASD listing standards for the Nasdaq Stock Market and relevant SEC rules. The Plexus board of directors has adopted a written charter for the Audit Committee, which was amended and restated in 2003, and was attached as an exhibit to Plexus' 2004 annual meeting proxy statement.

In connection with its function to oversee and monitor the financial reporting process of Plexus, the Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2004 with Plexus management;
- discussed with PricewaterhouseCoopers LLP, Plexus' independent auditors, those matters which are required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380); and
- received the written disclosure and the letter from PricewaterhouseCoopers LLP required by Independence Standards board Standard No. 1 (Independence Discussion with Audit Committees) and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the foregoing, the Committee recommended to the board of directors that the audited financial statements be included in Plexus' annual report on Form 10-K for the fiscal year ended September 30, 2004.

Members of the Audit Committee: David J. Drury, Chair; Thomas J. Prosser; Stephen P. Cortinovis; Jan K. Ver Hagen

AUDITORS

The Audit Committee intends to reappoint the firm of PricewaterhouseCoopers LLP as independent auditors to audit the financial statements of Plexus for fiscal 2005. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting of shareholders to respond to questions and make a statement if they desire to do so.

Fees and Services

Fees (including reimbursements for out-of-pocket expenses) paid to PricewaterhouseCoopers LLP for services in fiscal 2004 and 2003 were as follows:

	2004	2003
Audit fees:	$640,131	$486,300
Audit-related fees:	93,696	131,005
Tax fees:	134,547	220,778
All other fees:	--	--

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit-related fees consisted primarily of retirement and benefit plan audits, consultation concerning accounting and financial reporting and review of Plexus' internal controls. Tax services consisted primarily of compliance and other tax advice regarding special Plexus projects. The Audit Committee considered the compatibility of non-audit services by PricewaterhouseCoopers LLP with the maintenance of that firm's independence.

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves an annual budget (and may from time to time approve amendments thereto), which specifies projects and the approved levels of fees for each. To the extent that items are not covered in the annual budget or fees exceed the budget, management must have them approved by the Committee or, if necessary between Committee meetings, by the Committee chairman on behalf of the Committee. Projects of the types approved for which fees total less than $10,000 in each case may be approved by management, subject to review and approval by the Committee at its next meeting. There were no services in fiscal 2004 or 2003 that were not approved in advance by the Committee under this policy.

SHAREHOLDER PROPOSALS AND NOTICES

Shareholder proposals must be received by Plexus no later than September 9, 2005 in order to be considered for inclusion in next year's annual meeting proxy statement. In addition, the Plexus bylaws provide that any proposal for action, or nomination to the board of directors, proposed other than by the board of directors must be received by Plexus in writing, together with specified accompanying information, at least 70 days prior to an annual meeting in order for such action to be considered at the meeting. The 2006 annual meeting of shareholders is tentatively scheduled for February 8, 2006, and any notice of intent to consider other questions and/or nominees, and related information, must therefore be received by November 30, 2005. The purpose of the bylaw is to assure adequate notice of, and information regarding, any such matter as to which shareholder action may be sought. The persons holding proxies may vote in their discretion on any matter as to which notice is not received by that date.

By order of the Board of Directors



Joseph D. Kaufman
Senior Vice President, Secretary and Chief Legal Officer

Neenah, Wisconsin
December 29, 2004

A copy (without exhibits) of Plexus' annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 2004, is included in Plexus' 2004 Annual Report to Shareholders, which accompanies this proxy statement. An additional copy will be provided without charge to each record or beneficial owner of shares of Plexus' common stock as of December 10, 2004, on the written request of such person directed to: Kristian Talvitie, Investor Relations Department, Plexus Corp., 55 Jewelers Park Drive, P.O. Box 156, Neenah, Wisconsin 54957-0156. In addition, copies are available on Plexus' website at www.plexus.com, following the links at "Investors," then "SEC Filings," then "Plexus' SEC Reports."

To save printing and mailing costs, in some cases only one annual report and/or proxy statement will be delivered to multiple security holders sharing an address unless Plexus has received contrary instructions from one or more of those security holders. Upon written or oral request, we will promptly deliver a separate copy of the annual report or proxy statement, as applicable, to any security holder at a shared address to which a single copy of the document was delivered. You may request additional copies by written request to the address set forth in the paragraph above or by contacting Mr. Talvitie at (920) 722-3451. You may also contact Mr. Talvitie at that address or telephone number if you wish to receive a separate annual report and/or proxy statement in the future, or if you share an address with another security holder and wish for delivery of only a single copy of the annual report and/or proxy statement if you are currently receiving multiple copies.

Exhibit A

PLEXUS CORP.
2005 EQUITY INCENTIVE PLAN

1. Introduction.

(a) Purposes. The purposes of the 2005 Equity Incentive Plan are to provide a means to attract and retain talented personnel and to provide to participating directors, officers and other key employees long-term incentives for high levels of performance and for successful efforts to improve the financial performance of the corporation. These purposes may be achieved through the grant of options to purchase Common Stock of Plexus Corp., the grant of Stock Appreciation Rights and the grant of Restricted Stock, as described below.

(b) Effect on Prior Plans. If the 2005 Plan is approved by shareholders, no further awards will be granted under the Plexus Corp. 1998 Stock Option Plan (the "1998 Plan") or the Plexus Corp. 1995 Directors' Stock Option Plan (the "1995 Plan"). Options granted previously under the 1998 Plan and the 1995 Plan will remain in effect until they have been exercised or have expired. The options shall be administered in accordance with their terms and the plans.

2. Definitions.

(a) "1934 Act" means the Securities Exchange Act of 1934, as it may be amended from time to time.

(b) "Award" means an Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right or Restricted Stock grant, as appropriate.

(c) "Award Agreement" means the agreement between the Corporation and the Grantee specifying the terms and conditions as described thereunder.

(d) "Board" means the Board of Directors of Plexus Corp.

(e) "Change in Control" means an event which shall be deemed to have occurred in the event that any person, entity or group shall become the beneficial owner of such number of shares of Common Stock, and/or any other class of stock of the Corporation then outstanding that is entitled to vote in the election of directors (or is convertible into shares so entitled to vote) as together possess more than 50% of the voting power of all of the then outstanding shares of all such classes of stock of the Corporation so entitled to vote. For purposes of the preceding sentence, "person, entity or group" shall not include (i) any employee benefit plan of the Corporation, or (ii) any person, entity or group which, as of the Effective Date of this Plan, is the beneficial owner of such number of shares of Common Stock and/or such other class of stock of the Corporation as together possess 5% of such voting power; and for these purposes "group" shall mean persons who act in concert as described in Section 14(d)(2) of the 1934 Act.

(f) "Code" means the Internal Revenue Code of 1986, as it may be amended from time to time.

(g) "Committee" means the committee described in Article 4 or the person or persons to whom the committee has delegated its power and responsibilities under Article 4.

(h) "Common Stock" or "Stock" means the common stock of the Corporation having a par value of $.01 per share.

(i) "Corporation" means Plexus Corp., a Wisconsin corporation.

(j) "Fair Market Value" means for purposes of the Plan an amount deemed to be equal to the mean between the highest and lowest sale prices on such date, or an average of trading days, as determined by the Committee, for sales made and reported through the National Market System of the National Association of Securities Dealers or such national stock exchange on which such Stock may then be listed and which constitutes the principal market for such Stock, or, if no sales of Stock shall have been reported with respect to that date, on the next preceding date with respect to which sales were reported.

(k) "Grant Date" means the date on which an Award is deemed granted, which shall be the date on which the Committee authorizes the Award or such later date as the Committee shall determine in its sole discretion.

(l) "Grantee" means an individual who has been granted an Award.

(m) "Incentive Stock Option" means an option that is intended to meet the requirements of Section 422 of the Code and regulations thereunder.

(n) "Non-Qualified Stock Option" means an option other than an Incentive Stock Option.

(o) "Option" means an Incentive Stock Option or Non-Qualified Stock Option, as appropriate.

(p) "Performance Goal" means a performance goal established by the Committee prior to the grant of any Award of Restricted Stock that is based on the attainment of goals relating to one or more of the following business criteria measured on an absolute basis or in terms of growth or reduction: net income (pre-tax or after-tax and with adjustments as stipulated), earnings per share, return on equity, return on capital employed, return on assets, return on tangible book value, operating income, earnings before depreciation, interest, taxes and amortization (EBDITA), loss ratio, expense ratio, increase in stock price, total shareholder return, economic value added and operating cash flow.

(q) "Plan" means the Plexus Corp. 2005 Equity Incentive Plan as set forth herein, as it may be amended from time to time.

(r) "Rule 16b-3" means Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending or superseding such regulation.

(s) "Restricted Stock" means shares or units of Common Stock which are subject to restrictions established by the Committee.

(t) "Stock Appreciation Right" or "SAR" means the right to receive cash or shares of Common Stock in an amount equal to the excess of the Fair Market Value of one share of Common Stock on the date the SAR is exercised over (1) the Fair Market Value of one share of Common Stock on the Grant Date or (2) if the SAR is related to an Option, the purchase price of a share of Common Stock specified in the related Option.

3. Shares Subject to Option.

The number of shares of Common Stock of the Corporation which may be issued under the Plan shall not exceed 2,700,000 shares, which shall consist of approximately 700,000 shares that were authorized but are unissued under the 1998 Plan and the 1995 Plan plus an additional 2,000,000 shares. The aggregate number of shares of Common Stock available under the Plan shall be subject to adjustment as set forth in Article 18 hereunder. Shares issued under the Plan may come from authorized but unissued shares, from treasury shares held by the Corporation, from shares purchased by the Corporation on an open market for such purpose, or from any combination of the foregoing. If any Award granted under this Plan is canceled, terminates, expires, or lapses for any reason, any shares subject to such Award again shall be available for the grant of an Award under the Plan.

4. Administration of the Plan.

For purposes of the power to grant Awards to directors, the Committee shall consist of the entire Board. For other Plan purposes, the Plan shall be administered by the Compensation and Leadership Development Committee of the Board, or any other committee the Board may subsequently appoint to administer the Plan, as herein described. The Committee shall have full and final authority, in its discretion, but subject to the express provisions of the Plan to:

(a) grant Awards, to determine the terms of each Award, the individuals to whom, the number of shares subject to, and the time or times at which, Awards shall be granted;

(b) interpret the Plan;

(c) prescribe, amend and rescind rules and regulations relating to the Plan;

(d) determine the terms and provisions of the respective agreements (which need not be identical) by which Awards shall be evidenced;

(e) make all other determinations deemed necessary or advisable for the administration of the Plan;

(f) require withholding from or payment by a Grantee of any federal, state or local taxes;

(g) impose, of any Grantee, such additional conditions, restrictions and limitations upon exercise and retention of Awards as the Committee shall deem appropriate;

(h) treat any Grantee who retires as a continuing employee for purposes of the Plan; and

(i) modify, extend or renew any Award previously granted; provided, however, that this provision shall not provide authority to reprice Awards to a lower exercise price.

Any action of the Committee with respect to the administration of the Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members. The Committee may delegate all or any part of its responsibilities and powers to any executive officer or officers of the Corporation selected by it. Any such delegation may be revoked by the Board or by the Committee at any time.

5. Option Participation.

Options may be granted to directors, officers and key employees of the Corporation and any of its subsidiaries; provided, however that a maximum of 2,700,000 shares of stock may be issued pursuant to the exercise of Incentive Stock Options and no individual can be granted an Option or Options covering, in the aggregate, more than 200,000 shares of Stock in any calendar year. In selecting the individuals to whom Options shall be granted, as well as in determining the number of Options granted, the Committee shall take into consideration such factors as it deems relevant pursuant to accomplishing the purposes of the Plan. A Grantee may, if he is otherwise eligible, be granted an additional Option or Options if the Committee shall so determine.

6. Granting of Options.

The officers of the Corporation are authorized and directed, upon receipt of notice from the Committee of the granting of an Option, to sign and deliver on behalf of the Corporation, by mail or otherwise, to the Grantee an Option upon the terms and conditions specified under the Plan and in the form of the Award Agreement. The Award Agreement shall be dated and signed by an officer of the Corporation as of the date of approval of the granting of an Option by the Committee. If the Grantee fails to sign and return the Award Agreement, by delivery or by mailing, within 30 days after the date of its delivery or mailing to him, the Option grant may be deemed withdrawn.

7. Option Price.

The purchase price of the Common Stock covered by each Option shall be not less than the Fair Market Value of such Stock on the Grant Date. Such price shall be subject to adjustment as provided in Article 16 hereof.

8. Option Designation.

At the time of the grant of each Option, the Committee shall designate the Option as (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option, as described in Sections (a) and (b) below, respectively.

(a) Incentive Stock Options: Any Option designated as an Incentive Stock Option shall comply with the requirements of Section 422 of the Code, including the requirement that incentive stock options may only be granted to individuals who are employed by the Corporation, a parent or a subsidiary corporation of the Corporation. If an Option is so designated, the Fair Market Value (determined as of the Grant Date) of the shares of Stock with respect to which that and any other Incentive Stock Option first becomes exercisable during any calendar year under this Plan or any other stock option plan of the Corporation or its affiliates shall not exceed $100,000; provided, however, that the time or times of exercise of an Incentive Stock Option may be accelerated pursuant to Article 12, 13 or 18 hereof, terms of the Plan and, in the event of such acceleration, such Incentive Stock Option shall be treated as a Non-Qualified Option to the extent that the aggregate Fair Market Value (determined as of the Grant Date) of the shares of stock with respect to which such Option first becomes exercisable in the calendar year (including Options under this Plan and any other Plan of the corporation or its affiliates) exceeds $100,000, the extent of such excess to be determined by the Committee taking into account the order in which the Options were granted, or such other factors as may be consistent with the requirements of Section 422 of the Code and rules promulgated thereunder. Furthermore, no Incentive Stock Option shall be granted to any individual who, immediately before the Option is granted, directly or indirectly owns (within the meaning of Section 425(d) of the Code, as amended) shares representing more than 10% of the total combined voting power of all classes of stock of the Corporation or its subsidiaries, unless, at the time the option is granted, and in accordance with the provisions of Section 422, the option price is 110% of the Fair Market Value of shares of Stock subject to the Option and the Option must be exercised within 5 years of the Grant Date.

(b) Non-Qualified Stock Options: All Options not subject to or in conformance with the additional restrictions required to satisfy Section 422 shall be designated Non-Qualified Stock Options.

9. Stock Appreciation Rights.

The Committee may, in its discretion, grant SARs to directors, officers and key employees of the Corporation and any of its subsidiaries. The maximum number of SARs which may be granted under the Plan shall be 600,000 and the maximum number of SARs that can be granted to any Grantee in any calendar year shall be 200,000. If any unexercised SAR for any reason terminates or expires in whole or in part prior to termination of the Plan, such unexercised SARs shall become available for granting under the Plan. The Committee may grant SARs at any time and from time to time to any Grantee, designate such SARs as related to Options then being granted or granted within six months prior to the Grant Date of the SAR, and set such terms and conditions upon the exercise of the SARs as it may determine in its discretion, provided that the written agreement evidencing such SARs shall comply with and be subject to the following terms and conditions:

(a) No SAR granted hereunder shall be exercisable until the expiration of six months from the Grant Date of the SAR unless the Grantee terminates employment by reason of death or disability prior to the expiration of such six-month period.

(b) A Grantee's right to exercise an SAR shall terminate when the Grantee is no longer an employee of the Corporation or any of its subsidiaries unless such right is extended as provided under Article 13 hereunder.

(c) In the event adjustments are made to the number of shares, exercise price, or time or times of exercise of outstanding Options upon the occurrence of an event described in Article 16 hereunder, appropriate adjustments shall be made in the number of SARs available for future grant, the number of SARs under existing grants, the exercise price of the existing SARs, and the time or times of exercise of such SARs.

(d) Unless the written agreement expressly provides otherwise, if and to the extent an SAR is granted in relation to an Option, exercise of the SAR or Option shall result in the extinguishment of the related right to the extent such SAR or Option for shares is exercised.

(e) Unless the written agreement expressly provides otherwise, any SARs granted shall be exercisable in accordance with Article 12.

(f) Upon the exercise of SARs, the Grantee shall be entitled to receive an amount determined by multiplying (1) the difference obtained by subtracting the Fair Market Value of the share of Common Stock as of the Grant Date of the SAR or, in the case of a SAR which is related to an Option, the purchase price per share of Common Stock under such Option, from the Fair Market Value of a share of Common Stock on the date of exercise, by (2) the number of SARs exercised. At the discretion of the Committee, the payment upon the exercise of the SARs may be in cash, in shares of Common Stock of equivalent value, or in some combination thereof.

10. Non-transferability of Options and SARs.

Any Option or SAR granted hereunder shall, by its terms, be non-transferable by a Grantee other than by will or the laws of descent and shall be exercisable during the Grantee's lifetime solely by the Grantee or the Grantee's duly appointed guardian or personal representative. Notwithstanding the foregoing, the Committee may permit a Grantee to transfer a Non-Qualified Stock Option or SAR to a family member or a trust or partnership for the benefit of a family member, in accordance with rules established by the Committee.

11. Substituted Options or SARs.

In the event the Committee cancels any Option or SAR granted under this Plan, and a new Option or SAR is substituted therefore, the Grant Date of the canceled Option or SAR (except to the extent inconsistent with the restrictions described in Article 8 and 22, if applicable) shall be the date used to determine the earliest date for exercising the new substituted Option under Article 12 hereunder so that the Grantee may exercise the substituted Option or SAR at the same time as if the Grantee had held the substituted Option or SAR since the Grant Date of the canceled Option.

12. Exercise and Term of Option and SAR.

The Committee shall have the power to set the time or times within which each Option and SAR shall be exercisable, and to accelerate the time or times of exercise. Unless the Award Agreement expressly provides otherwise, each Option or SAR granted to an outside director shall become exercisable six months from the Grant Date, regardless of whether the Grantee is still a director on such date, and each Option or SAR granted to any other individual shall become exercisable in accordance with the following schedule:

Years After Grant Date	Percentage of Shares or SARs
Less than 1	0%
1 but less than 2	33-1/3%
2 but less than 3	66-2/3%
3 but less than 10	100%

If an SAR is related to an Option, the Grant Date of such SAR for purposes of this Article 12 shall be the Grant Date of the related Option. No Option or SAR may be exercised if in the opinion of counsel for the Corporation the issuance or sale of Stock or payment of cash by the Corporation, as appropriate, pursuant to such exercise shall be unlawful for any reason, nor after the expiration of 10 years from the Grant Date. In no event shall the Corporation be required to issue fractional shares upon the exercise of an Option.

13. Effect of Termination of Employment, Disability or Death.

Unless otherwise provided herein or in a specific Option or SAR Agreement which may provide longer or shorter periods of exercisability, no Option or SAR shall be exercisable after the expiration of the earliest of

(i) in the case of an Incentive Stock Option:

(1) 10 years from the date the option is granted, or five years from the date the option is granted to an individual owning (after the application of the family and other attribution rules of Section 424(d) of the Code) at the time such option was granted, more than 10% of the total combined voting power of all classes of stock of the Corporation,

(2) three months after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for any reason other than death, disability (within the meaning of Code Section 22(e)(3)), or cause,

(3) one year after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of death or disability (within the meaning of Code Section 22(e)(3)), or

(4) the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for cause, as determined by the Board or the Committee in its sole discretion;

(ii) in the case of a Nonqualified Stock Option or SAR:

(1) 10 years from the date of grant,

(2) ninety days after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for any reason other than death, permanent disability, retirement or cause,

(3) one year after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of death or permanent disability,

(4) three years after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of the Grantee's retirement in accordance with normal Corporation retirement practices, as determined by the Committee in its sole discretion; or

(5) the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for cause, as determined by the Board or the Committee in its sole discretion;

provided, that, unless otherwise provided in a specific grant agreement or determined by the Committee, an Option or SAR shall only be exercisable for the periods above following the date an optionee ceases to perform services to the extent the option was exercisable on the date of such cessation. For purposes of this Article, termination shall be deemed to have been for cause if such termination shall have been for misconduct or negligence by Grantee in the performance of his duties. Notwithstanding the foregoing, no Option or SAR shall be exercisable after the date of expiration of its term.

14. Method of Exercise.

To the extent that the right to purchase shares pursuant to an Option or to exercise an SAR has accrued hereunder, such Option or SAR may be exercised as follows:

(a) Options: Options may be exercised from time to time by written notice to the Corporation stating the number of shares being purchased and accompanied by the payment in full of the Option price for such shares. Such payment shall be made in cash, outstanding shares of the Common Stock which the Grantee, the Grantee's spouse or both have beneficially owned for at least six months prior to the time of exercise, or in combinations thereof. If shares of Common Stock are used in part or full payment for the shares to be acquired upon exercise of the Option, such shares shall be valued for the purpose of such exchange as of the date of exercise of the Option at the Fair Market Value of the shares.

(b) SARs: SARs may be exercised from time to time only upon receipt by the Corporation of a written notice of election which shall be dated the date of such election which shall be deemed to be the date when such notice is sent by registered or certified mail or the date upon which receipt is acknowledged by the Corporation if hand delivered or sent other than by such mail.

15. Restricted Stock Awards.

The Committee may, in its discretion, grant Restricted Stock to directors, officers and key employees of the Corporation and any of its subsidiaries. Restricted Stock Awards may consist of shares issued subject to forfeiture if specified conditions are not satisfied ("Restricted Stock Shares") or agreements to issue shares of Common Stock in the future if specified conditions are satisfied ("Restricted Stock Units"). The maximum number of shares of Restricted Stock which may be granted under the Plan shall be 600,000 and the maximum number of shares of Restricted Stock that can be granted to any Grantee in any calendar year shall be 200,000. The Committee may condition the grant of Restricted Stock upon the attainment of Performance Goals so that the grant qualifies as "performance-based compensation" within the meaning of Section 162(m) of the Code. The Committee may also condition the grant of Restricted Stock upon such other conditions, restrictions and contingencies as the Committee may determine. The provisions of Restricted Stock Awards need not be the same with respect to each recipient. Restricted Stock Awards shall be subject to the following terms and conditions:

(a) Each Restricted Stock Award shall be confirmed by, and be subject to the terms of, an Award Agreement identifying the restrictions applicable to the Award.

(b) Until the applicable restrictions lapse or the conditions are satisfied, the Grantee shall not be permitted to sell, assign, transfer, pledge or otherwise encumber the Restricted Stock Award.

(c) Except to the extent otherwise provided in the applicable Award Agreement and (d) below, the portion of the Restricted Stock Award still subject to restriction shall be forfeited by the Grantee upon termination of the Grantee's service for any reason.

(d) In the event of hardship or other special circumstances of a Grantee whose service is terminated (other than for cause), the Committee may waive in whole or in part any or all remaining restrictions with respect to such Grantee's Restricted Stock Award.

(e) If and when the applicable restrictions lapse, unlegended certificates for such shares shall be delivered to the Grantee.

(f) A Grantee receiving an Award of Restricted Stock Shares shall have all of the rights of a shareholder of the Corporation, including the right to vote the shares and the right to receive any cash dividends. Unless otherwise determined by the Committee, cash dividends shall be paid in cash and dividends payable in stock shall be paid in the form of additional Restricted Stock Shares.

(g) A Grantee receiving an Award of Restricted Stock Units shall not be deemed the holder of any shares covered by the Award, or have any rights as a shareholder with respect thereto, until such shares are issued to him/her.

16. Withholding.

The Corporation shall have the power and the right to deduct or withhold, or require a Grantee to remit to the Corporation, an amount sufficient to satisfy Federal, state, and local taxes (including the Grantee's FICA obligation) required by law to be withheld with respect to any taxable event arising or as a result of this Plan. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, Grantees may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Corporation withhold shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction.

17. Deferral of Awards.

The Committee may permit a Grantee to defer such Grantee's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of the Option, or SAR, the lapse or waiver of restrictions with respect to Restricted Stock. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

18. Effect of Change in Stock Subject to Plan.

In the event of a reorganization, recapitalization, stock split, stock dividend, merger, consolidation, rights offering or like transaction, the Committee shall make or provide for such adjustment in the number of and class of shares which may be delivered under the Plan, and in the number and class of and/or price of shares subject to outstanding Options, SARs, and Restricted Stock granted under the Plan as it may, in its discretion, deem to be equitable; provided, however, in the event of the merger or consolidation of the Corporation with or into another corporation or corporations in which the Corporation is not the surviving corporation, the adoption of any plan for the dissolution of the Corporation, or the sale or exchange of all or substantially all the assets of the Corporation for cash or for shares of stock or other securities of another corporation, the Committee may, subject to the approval of the Board of Directors of the Corporation, or the board of directors of any corporation assuming the obligations of the Corporation hereunder, take action regarding each outstanding and unexercised Option pursuant to either clause (a) or (b) below:

(a) Appropriate provision may be made for the protection of such Option by the substitution on an equitable basis of appropriate shares of the surviving corporation, provided that the excess of the aggregate Fair Market Value of the shares subject to such option immediately before such substitution over the exercise price thereof is not more than the excess of the aggregate fair market value of the substituted shares made subject to option immediately after such substitution over the exercise price thereof; or

(b) The Committee may cancel such option. In the event any Option is canceled, the Corporation, or the corporation assuming the obligations of the Corporation hereunder, shall pay the employee an amount of cash (less normal withholding taxes) equal to the excess of the highest Fair Market Value per share of the Stock during the 60-day period immediately preceding the merger, consolidation or reorganization over the option exercise price, multiplied by the number of shares subject to such option. In the event any Option is canceled, the Corporation, or the corporation assuming the obligations of the Corporation hereunder, shall pay the Grantee an amount of cash or stock, as determined by the Committee, equal to the Fair Market Value per share of the Stock immediately preceding such cancellation over the Option exercise price, multiplied by the number of shares subject to such Option. In the event any SAR is canceled, the Corporation, or the corporation assuming the obligations of the Corporation hereunder, shall pay the Grantee an amount of cash or stock, as determined by the Committee, based upon the highest Fair Market Value per share of the Stock during the 60-day period immediately preceding the cancellation.

Notwithstanding anything to the contrary, in the event a Change in Control should occur, all Options or SARs granted hereunder to a Grantee shall become immediately exercisable upon the later of the date of the Change in Control or six months after the date the respective Option or SAR was granted. Further, the Committee shall have the right to cancel such Options or SARs and pay the Grantee an amount determined under (b) above.

19. Liquidation.

Upon the complete liquidation of the Corporation, any unexercised Options and SARs theretofore granted under this Plan shall be deemed canceled.

20. No Employment or Retention Agreement Intended.

Neither the establishment of, nor the awarding of Awards under this Plan shall be construed to create a contract of employment or service between any Grantee and the Corporation or its subsidiaries; nor does it give any Grantee the right to continued service in any capacity with the Corporation or its subsidiaries or limit in any way the right of the Corporation or its subsidiaries to discharge any Grantee at any time and without notice, with or without cause, or to any benefits not specifically provided by this Plan, or in any manner modify the Corporation's right to establish, modify, amend or terminate any profit sharing or retirement plans.

21. Shareholder Rights.

Grantee shall not, by reason of any Options granted hereunder, have any right of a shareholder of the Corporation with respect to the shares covered by his Options until shares of Stock have been issued to him.

22. Controlling Law.

The law of the State of Wisconsin, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan.

23. Indemnification.

In addition to such other rights of indemnification as they may have, the members of the Committee and other Corporation employees administering the Plan and the Board members shall be indemnified by the Corporation against the reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such member acted in bad faith in the performance of his duties; provided that within

20 days after institution of any such action, suit or proceeding, the member shall in writing offer the Corporation the opportunity, at its own expense, to handle and defend the same.

24. Use of Proceeds.

The proceeds from the sale of shares of Common Stock pursuant to Options granted under the Plan shall constitute general funds of the Corporation.

25. Amendment of the Plan.

The Board may from time to time amend, modify, suspend or terminate the Plan; provided, however, that no such action shall be made without shareholder approval where such change would be required in order to comply with Rule 16b-3 or the Code.

26. Effective Date of Plan.

The Plan shall become effective on the date it approved by the shareholders of the Corporation (the "Effective Date").

27. Termination of the Plan.

The Plan shall terminate ten years following the Effective Date, and no Awards shall be granted after such date under the Plan; provided, however, that the Plan shall terminate at such earlier time as the Board may determine. Any such termination, either partially or wholly, shall not affect any Awards then outstanding under the Plan.

Exhibit B

PLEXUS CORP.
2005 EMPLOYEE STOCK PURCHASE PLAN

Plexus Corp. (the "Company") establishes its Employee Stock Purchase Plan as follows:

1. Purpose of the Plan; Effective Date. The purpose of this Plan is to provide eligible employees of the Company who wish to become shareholders in the Company a convenient method of doing so. It is believed that employee participation in the ownership of the business will be to the mutual benefit of both the employees and the Company. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code. This Plan shall become effective July 1, 2005, subject to approval by the shareholders of the Company.

2. Definitions.

2.1 "Compensation" means gross cash compensation, including wages, bonuses, overtime payments, payments for incentive compensation, and other special payments except to the extent that any such item is specifically excluded by the Board of Directors of the Company (the "Board") or a committee appointed by the Board.

2.2 "Account" shall mean the funds accumulated with respect to an individual employee as a result of deductions from his or her paycheck for the purpose of purchasing stock under this Plan. The funds allocated to an employee's account shall remain the property of the respective employee at all times but may be commingled with the general funds of the Company.

2.3 "Shares" means the issued or unissued shares of the common stock, $.01 par value, of the Company.

2.4 "Fair Market Value" means the mean between the highest and lowest sale prices on such date for sales made and reported through the National Market System of the National Association of Securities Dealers or such national stock exchange on which such stock may then be listed and which constitutes the principal market for such stock, or, if no sales of stock shall have been reported with respect to that date, on the next preceding date with respect to which sales were reported.

3. Employees Eligible to Participate. An employee of the Company or any of its subsidiaries who is in the employ of the Company on one or more offering dates is eligible to participate in the Plan, provided that the employee has been employed by the Company for 90 days (and has successfully completed the training period) as of the commencement date of an offering, except: (a) employees whose customary employment is less than 20 hours per week; (b) employees whose customary employment is for not more than five months in any calendar year; and (c) independent contractors, individuals employed through contract employment agencies or companies, interns, or any other temporary type worker. With respect to any employee subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, the Company may impose such conditions on the grant or exercise of any rights hereunder necessary to satisfy the requirements of such statute or applicable regulations.

4. Offerings. Generally, there will be ten separate consecutive six-month offerings pursuant to the Plan. The first offering shall commence on July 1, 2005 and extend through December 31, 2005. Thereafter, offerings shall commence on each subsequent January 1 and July 1, and the final offering under this Plan shall commence on January 1, 2010 and terminate on June 30, 2010. In order to become eligible to purchase shares, an employee must sign an Enrollment Agreement, and any other necessary papers on or before the commencement date of the particular offering in which he wishes to participate. Participation in one offering under the Plan shall neither limit, nor require, participation in any other offering.

5. **Price.** Unless otherwise determined by the Board, the purchase price per share shall be the lesser of (1) 85% of the Fair Market Value of the stock on the offering date; or (2) 85% of the Fair Market Value of the stock on the last business day of the offering. The Board shall have the right to change the formula or method used to determine the purchase price per share for any offering commencing after the date of the Board action authorizing the change.

6. **Offering Date.** The "offering date" as used in this Plan shall be the commencement date of the offering, if such date is a regular business day, or the first regular business day following such commencement date. A different date may be set by the Board or a committee appointed by the Board.

7. **Number of Shares to be Offered.** Subject to adjustment as provided herein, the number of Shares that may be issued under the Plan shall not exceed 1,200,000 Shares (as such number may be adjusted by any stock split, dividend or similar change in the Company's capital stock approved by the Board of Directors). The shares to be sold to participants under the Plan will be common stock of the Company. If the total number of shares for which options are to be granted on any date in accordance with Section 10 exceeds the number of Shares then available under the Plan (after deduction of all Shares for which options have been exercised or are then outstanding), the Company shall make a pro rata allocation of the Shares remaining available in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable. In such event, the payroll deductions to be made pursuant to the authorizations therefor shall be reduced accordingly and the Company shall give written notice of such reduction to each employee affected thereby.

8. **Participation.**

8.1 An eligible employee may become a participant by completing an Enrollment Agreement provided by the Company and filing it with the Human Resources Department prior to the commencement of the offering to which it relates.

8.2 Payroll deductions for a participant shall commence on the offering date, and shall end on the termination date of such offering unless earlier terminated by the employee as provided in Section 14.

9. **Payroll Deductions.**

9.1 At the time a participant files his authorization for a payroll deduction, he shall elect to have deductions made from his pay on each payday during the time he is a participant in an offering at a percentage of his Compensation as may be from time to time set by the Board or a committee appointed by the Board; provided such percentage shall not exceed 10%.

9.2 All payroll deductions made for a participant shall be credited to his account under the Plan. A participant may not make any separate cash payment into such account nor may payment for Shares be made other than by payroll deduction.

9.3 A participant may discontinue his participation in the Plan and receive the entire balance of his deductions as provided in Section 14, but no other change can be made during an offering and, specifically, a participant may not alter the rate of his payroll deductions for that offering.

10. **Granting of Option.** On the offering date, this Plan shall be deemed to have granted to the participant an option for as many full and/or fractional shares as he will be able to purchase with the payroll deductions credited to his account during his participation in that offering. Notwithstanding the foregoing, no participant may purchase stock the fair market value of which exceeds $25,000 during any calendar year.

11. **Exercise of Option.** Each employee who continues to be a participant in an offering on the last business day of that offering shall be deemed to have exercised his option on such date and shall be deemed to have purchased from the Company such number of full and/or fractional shares of common stock reserved for the purpose of the Plan as his accumulated payroll deductions on such date will pay for at the option price.

12. Employee's Rights. No participating employee shall have any right as a shareholder with respect to any shares until the shares have been purchased in accordance with Section 11 above and the stock has been issued by the Company. Neither the adoption of this Plan nor the granting of rights pursuant to it shall be deemed to create any right in any employee to be retained or continued in the employment of the Company or any subsidiary.

13. Evidence of Stock Ownership.

13.1 Promptly following the end of each offering, the number of shares of common stock purchased by each participant shall be deposited into an account established in the participant's name at a stock brokerage or other financial services firm designated by the Company (the "ESPP Broker").

13.2 The participant may direct, by written notice to the Company at the time of his enrollment in the Plan, that his ESPP Broker account be established in the names of the participant and one other person designated by the participant, as joint tenants with right of survivorship, tenants in common, or community property, to the extent and in the manner permitted by applicable law.

13.3 A participant shall be free to undertake a disposition (as that term is defined in Section 424(c) of the US Internal Revenue Code of 1986, as amended (the "Code")) of the shares in his account at any time, whether by sale, exchange, gift, or other transfer of legal title, but in the absence of such a disposition of the shares, the shares must remain in the participant's account at the ESPP Broker until the holding period set forth in Section 423(a) of the Code has been satisfied. With respect to shares for which the Section 423(a) holding period has been satisfied, the participant may move those shares to another brokerage account of participant's choosing or request that as stock certificate be issued and delivered to him.

13.4 A participant who is not subject to payment of U.S. income taxes may move his shares to another brokerage account of his choosing or request that a stock certificate be issued and delivered to him at any time, without regard to the satisfaction of the Section 423(a) holding period.

14. Withdrawal.

14.1 An employee may withdraw from an offering, in whole but not in part, at any time prior to the last business day of such offering by delivering a Withdrawal Notice to the Company, in which event the Company will refund the entire balance of his deductions as soon as practicable thereafter.

14.2 To re-enter the Plan, an employee who has previously withdrawn must file a new Enrollment Agreement in accordance with Section 8.1. The employee's re-entry into the Plan will not become effective before the beginning of the next offering following his withdrawal, and if the withdrawing employee is an officer of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934 he may not re-enter the Plan before the beginning of the second offering following his withdrawal.

15. Carryover of Account. At the termination of each offering the Company shall automatically re-enroll the employee in the next offering, and the balance in the employee's account shall be used for option exercises in the new offering, unless the employee has advised the Company otherwise. Upon termination of the Plan, the balance of each employee's account shall be refunded to him.

16. Interest. No interest will be paid or allowed on any money in the accounts of participating employees.

17. Rights Not Transferable. No employee shall be permitted to sell, assign, transfer, pledge, or otherwise dispose of or encumber either the payroll deductions credited to his account or any rights with regard to the exercise of an option or to receive shares under the Plan other than by will or the laws of descent and distribution, and such right and interest shall not be liable for, or subject to, the debts, contracts, or liabilities of the employee. If any such action is taken by the employee, or any claim is asserted by any other party in respect of such right and interest whether by garnishment, levy, attachment or otherwise, such action or claim will be treated as an election to withdraw funds in accordance with Section 14.

18. Termination of Employment. Upon termination of employment for any reason whatsoever, including but not limited to death or retirement, the balance in the account of a participating employee shall be paid to the employee or his estate.

19. Amendment or Discontinuance of the Plan. The Board shall have the right to amend, modify, or terminate the Plan at any time without notice, provided that no employee's existing rights under any offering already completed under Section 4 hereof may be adversely affected thereby, and provided further that no such amendment of the Plan shall, except as provided in Section 20, increase the total number of Shares to be offered unless shareholder approval is obtained therefor. If the Plan is terminated during an offering, the balance in the accounts of participating employees shall be paid to the employees.

20. Changes in Capitalization. In the event of reorganization, recapitalization, stock split, dividend, combination of shares, merger, consolidation, offerings of rights, or any other change in the structure of the common shares of the Company, the Board may make such adjustment, if any, as it may deem appropriate in the number, kind, and the price of Shares available for purchase under the Plan, and in the number of Shares which an employee is entitled to purchase under any outstanding option.

21. Share Ownership. Notwithstanding anything herein to the contrary, no employee shall be permitted to subscribe for any Shares under the Plan if such employee, immediately after such subscription, owns shares (including all Shares which may be purchased under outstanding subscriptions under the Plan) possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or of its parent or subsidiary corporations.

22. Administration. The Plan shall be administered by the Board. The Board shall be vested with full authority to make, administer, and interpret such rules and regulations as it deems necessary to administer the Plan, and any determination, decision, or action of the Board in connection with the construction, interpretation, administration, or application of the Plan shall be final, conclusive, and binding upon all participants and any and all persons claiming under or through any participant. The Board may delegate any or all of its authority hereunder to such committee as it may designate.

23. Notices. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received by the Human Resources Department of the Company or when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

24. Termination of the Plan. This Plan shall terminate at the earliest of the following: (a) June 30, 2010; (b) the date the Board acts to terminate the Plan in accordance with Section 19 above; or (c) the date when all shares reserved under the Plan have been purchased.

25. Limitation on Sale of Stock Purchased Under the Plan. The Plan is intended to provide common stock for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of his own affairs. An employee, therefore, may sell stock purchased under this Plan at any time he chooses, subject to compliance with any applicable federal or state securities laws. THE EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE STOCK.

26. Governmental Regulation and Registration of Shares. The Company's obligation to sell and deliver shares of the Company's common stock under this plan is subject to the approval of, or registration of shares of common stock with, applicable governmental authorities required in connection with the authorization, issuance, or sale of such shares.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(mark one)

_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2004

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-14824

PLEXUS CORP.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin (State or other jurisdiction of Incorporation or Organization)	**39-1344447** (I.R.S. Employer Identification No.)

55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451
(Address, including zip code, of principal executive offices and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value
Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports(s)) and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. []

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 under the Exchange Act).
Yes _X_ No ____

As of December 1, 2004, there were 43,195,105 shares of common stock outstanding. As of March 31, 2004, 43,038,783 shares of common stock were outstanding, and the aggregate market value of the shares of common stock (based upon the $17.79 closing sale price on that date, as reported on the NASDAQ Stock Market) held by non-affiliates (excludes shares reported as beneficially owned by directors and executive officers – does not constitute an admission as to affiliate status) was approximately $758 million.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for 2004 Annual Meeting of Shareholders	Part III

"SAFE HARBOR" CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in the Form 10-K which are not historical facts (such as statements in the future tense and statements including "believe," "expect," "intend," "plan," "anticipate" and similar words and concepts) are forward-looking statements that involve risks and uncertainties, including, but not limited to:

- the continued uncertain economic outlook for the electronics and technology industries
- the risk of customer delays, changes or cancellations in both ongoing and new programs
- our ability to secure new customers and maintain our current customer base
- the results of cost reduction efforts
- the impact of capacity utilization and our ability to manage fixed and variable costs
- the effects of facilities closures and restructurings
- material cost fluctuations and the adequate availability of components and related parts for production
- the effect of changes in average selling prices
- the effect of start-up costs of new programs and facilities
- the effect of general economic conditions and world events
- the effect of the impact of increased competition and
- other risks detailed below, especially in "Risk Factors" and otherwise herein, and in our Securities and Exchange Commission filings.

In addition, see the Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7, particularly "Risk Factors" for a further discussion of some of the factors that could affect future results.

* * *

PART 1

ITEM 1. BUSINESS

Overview

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") is a participant in the Electronics Manufacturing Services ("EMS") industry. We provide product realization services to original equipment manufacturers, or OEMs, and other technology companies in the networking/datacommunications/telecom, medical, industrial/commercial, computer and transportation/other industries. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on complex, high technology and high reliability products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing, product configuration, logistics and test/repair.

Our customers include both industry-leading original equipment manufacturers and technology companies. Due to our focus on serving manufacturers in advanced electronics technology, our business is influenced by major technological trends such as the level and rate of development of telecommunications infrastructure, the expansion of network and internet use, the federal Food and Drug Administration's approval of new medical devices, and the expansion of outsourcing by OEMs and technology companies.

Established in 1979 as a Wisconsin corporation, we have approximately 6,000 full-time employees, including approximately 300 engineers and technologists dedicated to product development and design, operating from 19 active facilities in 15 locations, totaling approximately 1.8 million square feet. Prior to fiscal 2003, we had expanded our capacity and geographic reach through a series of strategic acquisitions. Through these transactions, we have enhanced our access to, and ability to provide services within important technology corridors in Boston, Chicago, and San Jose; established facilities in Europe, Mexico and Asia; significantly increased the size and capabilities of our medical services offerings. See note 13 to our consolidated financial statements, which is incorporated herein by reference, for information as to our foreign sales and assets.

We maintain a website at www.plexus.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after we electronically file those materials with, or furnish them to, the

Securities and Exchange Commission ("SEC"). You may access those reports by following the links under "Investors" at our website.

Services

Plexus offers a broad range of integrated services that provide customers with a total design, new product introduction and manufacturing solution to take a product from initial design through production to test/repair. Our customers may utilize any or all of the following services and tend to use more of these services as their outsourcing strategies mature:

Product development and design. We provide comprehensive conceptual design and value engineering services. These services include project management, initial feasibility studies, product concept definition, specifications for product features and functions, product engineering specifications, microprocessor selection, circuit design, software design, application-specific integrated circuit design, printed circuit board layout, product housing design, development of test specifications and product validation testing. Through our product development and design services, we have the capabilities to provide customers with a completed design for a product that can be manufactured efficiently.

Prototyping and new product introduction services. We provide assembly of prototype products within our operating sites. We supplement our prototype assembly services with other value-added services, including printed circuit board design, materials management, manufacturing defects analysis, analysis of the manufacturability and testability of a design, test implementation and pilot production runs leading to volume production. These services link our engineering, our customers' engineering and our volume manufacturing. This link facilitates an efficient transition from engineering to manufacturing. We believe that these services provide significant value to our customers by accelerating their products' time-to-market schedule.

Test development and product testing. Enhanced product functionality has led to increasingly complex components and assembly techniques; consequently, there is a need to design and assemble increasingly complex in-circuit and functional test equipment for electronic products and assemblies. Our internal development of this test equipment allows us to rapidly implement test solutions and to efficiently test printed circuit assemblies, subassemblies, system assemblies and finished product. We also develop and utilize specialized equipment that allows us to environmentally stress-test products during functional testing to assure reliability. We believe that the design and production of test equipment is an important factor in our ability to provide technology-driven products of consistently high quality.

Manufacturing and assembly. We provide contract manufacturing services on either a "turnkey" basis, which means we procure some or all of the materials required for product assembly, or on a "consignment" basis, which means the customer supplies some, or occasionally all, of the materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and potential inventory risk than consignment services. Substantially all of our manufacturing services currently are on a turnkey basis. These services, which we endeavor to provide on an agile and rapid basis, include developing and implementing a materials strategy that meets customers' demand and flexibility requirements, assembling printed circuit boards utilizing a wide range of assembly technologies, building and configuring final product and system boxes and testing assemblies to meet customers' requirements. We have the expertise to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. These complex products are typically configured to fulfill unique customer requirements and many are shipped directly to our customers' end users. In addition, we have developed special processes and tools to meet industry-specific requirements. Among these are the tools and processes to assemble finished medical devices that meet U.S. Food and Drug Administration Quality Systems Regulation requirements and similar regulatory requirements of other countries.

After-market support. We provide service support for manufactured products. In this context, supported products, which may or may not be under a customer's warranty, may be returned for repairs or upgrades at the customer's discretion.

Customers and Industries Served

We provide services to a wide variety of customers, ranging from large multinational companies to smaller emerging technology companies. During fiscal 2004, we provided services to over 150 customers. Because of the variety of services we offer, our flexibility in design and manufacturing and our ability to respond to customer needs in a timely fashion, we believe that we are well positioned to offer our services to customers in most industries. For many customers, we serve both a design and production function, thereby permitting customers to concentrate on concept development, distribution and marketing, while accelerating their time to market, reducing their investment in engineering and manufacturing capacity and optimizing total product cost.

Juniper Networks ("Juniper") accounted for 14 percent of our net sales in fiscal 2004, and Siemens Medical Systems, Inc. ("Siemens") accounted for 12 percent of our net sales in fiscal 2003. No other customer accounted for 10 percent or more of our net sales in fiscal 2004 or 2003. No customer represented 10 percent or more of net sales in fiscal 2002. The loss of any of our major customers could have a significant negative impact.

Many of our large customers contract independently through multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to one such subsidiary, division, facility or location are not dependent on sales to others.

We provided services to the following industries in the following proportions:

Industry	2004	2003	2002
Networking/Datacommunications/Telecom	43%	36%	36%
Medical	31%	32%	28%
Industrial/Commercial	15%	15%	20%
Computer	6%	12%	11%
Transportation/Other	5%	5%	5%

Materials and Suppliers

We primarily purchase raw materials and electronic components from manufacturers and distribution companies. In addition, we may also purchase components from customers. The key electronic components we purchase include printed circuit boards, specialized components such as application-specific integrated circuits, semiconductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), inductors, resistors and capacitors. Along with these electronic components, we also purchase components for use in higher-level assembly and manufacturing. These components include injection-molded plastic, pressure-formed plastics, vacuum-formed plastics, sheet metal fabrications, aluminum extrusions, die castings and various other hardware and fastener components. These components range from standard to highly customized, and they vary widely in terms of market volatility and price.

From time to time, allocation of components by suppliers becomes an integral part of the electronics industry, and shortages can occur with respect to particular components. In response, we actively manage our business in a way that seeks to minimize our exposure to materials and component shortages. We have developed a corporate procurement organization whose primary purpose is to create strong supplier alliances to ensure, as much as possible, a steady flow of components at competitive prices. Because we design products and can influence what components are used in some new products, manufacturers of components often provide us with priority access to a supply of materials and components, even during shortages. We have also established and continue to expand our strategic relationships with international purchasing offices, and we attempt to leverage our design position with suppliers. Beyond this, we have undertaken a series of initiatives, including the utilization of in-plant stores, point-of-use programs, assured supply programs and other efforts. All of these undertakings seek to improve our overall supply chain flexibility and to accommodate the current marketplace.

Sales and Marketing

We market our services primarily through our sales and marketing organization. During fiscal 2004, we reorganized our sales and marketing efforts around key customer end-markets, or market sectors: namely, networking/ datacommunications, medical and industrial. Each market sector is headed by a vice president who leads dedicated resources, which include sales account executives, strategic customer managers, market sector specialists, technology specialists and advertising and other corporate communications personnel. Our sales and marketing efforts focus on generating new customers and expanding business with existing customers. We use our ability to provide a full range of product realization services as a marketing tool, and our technology specialists participate in marketing through direct customer contact and participation in industry symposia and seminars.

Competition

The market for the products and services we provide is highly competitive. We compete primarily on the basis of engineering, testing and production capabilities, technological capabilities and the capacity for responsiveness, quality and price. There are many competitors in the electronics design and assembly industry. Larger and more geographically diverse competitors have substantially more resources than we do. Other, smaller competitors compete only in specific sectors within limited geographical areas. We also compete against companies that design or manufacture items in-house rather than by outsourcing. In addition, we compete against foreign, low labor cost manufacturers. This foreign, low labor cost competition tends to focus on commodity and consumer-related products, which is not our primary focus.

Intellectual Property

We own various service marks, including "Plexus," and "Plexus, The Product Realization Company." Although we own certain patents, they are not currently material to our business. We do not have any material copyrights.

Information Technology

We began to implement in fiscal 2001 an enterprise resource planning ("ERP") platform. This ERP platform is intended to augment our management information systems and includes software from J.D. Edwards (now part of Peoplesoft) and several other vendors. The ERP platform includes various software systems to enhance and standardize our ability to globally translate information from production facilities into operational and financial information and create a consistent set of core business applications at our worldwide facilities. We believe the related licenses are of a general commercial character on terms customary for these types of agreements. During fiscal 2004, we converted one additional manufacturing facility to the ERP platform. We anticipate converting at least one more facility to the ERP platform in fiscal 2005. The conversion timetable and remaining project scope remain subject to change based upon our evolving needs and sales levels.

Environmental Compliance

We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. Although we believe that we are in compliance with all federal, state and local environmental laws, and do not anticipate any significant expenditures in maintaining our compliance, there can be no assurances that violations will not occur which could have a material adverse effect on our results.

Employees

Our employees are one of our primary strengths, and we make considerable efforts to maintain a well-qualified staff. We have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill development for employees with potential for advancement. We invest at all levels of the organization to ensure that employees are well trained. We have a policy of involvement and consultation with employees in every facility and strive for continuous improvement at all levels.

We employ approximately 6,000 full-time employees. Given the quick response times required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so, we use skilled temporary labor in addition to our full-time employees. Our employees in the United States, United Kingdom, China, Malaysia and Mexico are not covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are good.

ITEM 2. PROPERTIES

Our facilities comprise an integrated network of technology and manufacturing centers with corporate headquarters located in our engineering facility in Neenah, Wisconsin. We own or lease facilities with approximately 2.4 million square feet of capacity. This includes approximately 1.8 million square feet in the United States, approximately 0.2 million square feet in Mexico, approximately 0.3 million square feet in Asia and approximately 0.1 million square feet in Europe. Approximately 0.6 million square feet of this capacity is either vacant or subleased. Approximately 0.1 million of the U.S. capacity is planned for closure in fiscal 2005. The geographic diversity of our technology and manufacturing centers allows us to offer services from locations near our customers and major electronics markets. We believe that this approach reduces material and transportation costs and simplifies logistics and communications. This enables us to provide customers with a responsive, more complete, cost-effective solution. Our facilities are described in the following table:

Location	Type	Size (sq. ft.)	Owned/Leased
Penang, Malaysia (1)	Manufacturing/Engineering	282,000	Owned
Neenah, Wisconsin (1)	Manufacturing	277,000	Leased
Nampa, Idaho	Manufacturing	216,000	Owned
Juarez, Mexico	Manufacturing	210,000	Leased
Buffalo Grove, Illinois	Manufacturing	141,000	Leased
Bothell, Washington (2)	Manufacturing/Engineering	97,000	Leased
Appleton, Wisconsin	Manufacturing	67,000	Owned
Ayer, Massachusetts	Manufacturing	65,000	Leased
Xiamen, China	Manufacturing	63,000	Leased
Kelso, Scotland	Manufacturing	60,000	Leased
Maldon, England	Manufacturing	40,000	Owned
Freemont, California	Manufacturing	36,000	Leased
Neenah, Wisconsin	Engineering	105,000	Owned
Louisville, Colorado	Engineering	16,000	Leased
Raleigh, North Carolina	Engineering	14,000	Leased
Livingston, Scotland	Engineering	2,000	Leased
Neenah, Wisconsin (1)	Office/Warehouse	84,000	Owned
El Paso, Texas (3)	Office/Warehouse	25,000	Leased
Neenah, Wisconsin (1)	Office	27,000	Leased
San Diego, California (4)	Inactive/Other	198,000	Leased
Bothell, Washington (1) (5)	Inactive/Other	141,000	Leased
Neenah, Wisconsin (6)	Inactive/Other	93,000	Leased
Redmond, Washington (7)	Inactive/Other	60,000	Leased
San Diego, California (7)	Inactive/Other	36,000	Leased
Hillsboro, Oregon (8)	Inactive/Other	9,000	Leased
Nashua, New Hampshire (9)	Inactive/Other	5,000	Leased

(1) Includes more than one building.

(2) Engineering operations occupy approximately 30,000 square feet with manufacturing operations occupying the remaining square footage. This location is expected to close during fiscal year 2005. We are seeking to sublease this space.

(3) During fiscal 2004, we amended our warehouse lease for approximately 12,000 of additional square footage.

(4) Approximately 71,000 square feet of lease space was subleased to a third party in December 2002. We ceased operations in the remaining part of the facility in May 2003 and are seeking to sublease that space.

(5) Consists of two facilities that were previously used for engineering and manufacturing operations. We have recently subleased a portion one of the unoccupied facilities and are seeking to sublease the other facility.

(6) We consolidated our leased warehousing space to an owned facility in Neenah, Wisconsin in May 2003. We are seeking to sublease the leased warehousing space.

(7) This building is subleased and no longer used in our business operations.

(8) During fiscal 2004, we closed our PCB-design office in Hillsboro, Oregon and consolidated it into another Plexus design office. We are seeking to sublease that space. During fiscal 2004, we also sold a small PCB-design operation in Tel Aviv, Israel eliminating a small lease in that city.

(9) Primarily represents a former PCB design facility in Nashua, New Hampshire ("Nashua"). During fiscal 2003, we sold the Nashua PCB design operation and subleased the facility to a group of former employees.

ITEM 3. LEGAL PROCEEDINGS

As we have previously disclosed, the Company (along with hundreds of other companies) has been sued by the Lemelson Medical, Educational & Research Foundation Limited Partnership ("Lemelson") for alleged possible infringement of certain Lemelson patents. The complaint, which is one of a series of complaints by Lemelson against hundreds of companies, seeks injunctive relief, treble damages (amount unspecified) and attorneys' fees. The Company has obtained a stay of action pending developments in other related litigation.

In January 2004, the judge in the other related litigation ruled for the parties challenging the patents, thereby declaring the Lemelson patents unenforceable and invalid. Lemelson has appealed this ruling. If the verdict is upheld on appeal, it would likely result in dismissal of claims against the Company. The Company's lawsuit remains stayed pending the outcome of that appeal. A decision on the appeal is not expected until some time in 2005, at the earliest.

Even if the verdict is not upheld, the Company believes the vendors from which patent-related equipment was purchased may be required to contractually indemnify the Company. However, based upon the Company's observation of Lemelson's actions in other parallel cases, it appears that Lemelson's primary objective is to cause defendants to enter into license agreements. Although the patents at issue would theoretically relate to a significant portion of our net sales, even if the verdict in the other case is overturned and a judgment is rendered in our case and/or a license fee required, it is the opinion of management that such judgment or fee would not be material to the Company's financial position, results of operations or cash flows. Lemelson Medical, Educational & Research Foundation Limited Partnership vs. Esco Electronics Corporation et al, US District Court for the District of Arizona, Case Number CIV 000660 PHX JWS (2000).

We are party to certain other lawsuits in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2004.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth our executive officers, their ages and the positions currently held by each person:

Name	Age	Position
Dean A. Foate	46	President, Chief Executive Officer and Director
F. Gordon Bitter	61	Vice President and Chief Financial Officer
David A. Clark	44	Vice President and Vice President-Materials, Plexus Electronic Assembly
Thomas J. Czajkowski	40	Vice President and Chief Information Officer
Paul L. Ehlers	48	Senior Vice President, and President of Plexus Electronic Assembly
Joseph D. Kaufman	47	Senior Vice President, Secretary and Chief Legal Officer
J. Robert Kronser	45	Executive Vice President and Chief Technology & Strategy Officer
Michael J. McGuire	49	Vice President – Worldwide Sales, Marketing and Business Development
Simon J. Painter	39	Corporate Controller and Chief Accounting Officer
David H. Rust	57	Vice President - Human Resources
George W.F. Setton	58	Corporate Treasurer and Chief Treasury Officer
Michael T. Verstegen	46	Vice President, and President of Plexus Technology Group

Dean A. Foate joined Plexus in 1984 and has served as President and Chief Executive Officer since 2002, and as a director since 2000; previously Chief Operating Officer from 2001 to 2002, Executive Vice President from 1999 to 2001 and President of Plexus Technology Group prior thereto.

F. Gordon Bitter joined Plexus out of retirement in October 2002 as Vice President and Chief Financial Officer. Previously, Mr. Bitter was the Senior Vice President-Finance and Administration and Chief Financial Officer for Hadco Corporation, a printed circuit board and electronics contract manufacturer, from 1998 to 2000. Prior to that, Mr. Bitter had held numerous senior financial and operational positions in various industrial companies.

David A. Clark joined Plexus in 1995 and has served as Vice President since 2002. In 1999, Mr. Clark assumed the position of Vice President-Materials for Plexus Electronic Assembly, a position he continues to hold. Prior to that, he was Director of Procurement for Plexus Electronic Assembly.

Thomas J. Czajkowski joined Plexus in 2001 and has served as Vice President and Chief Information Officer since 2002. Prior to that, Mr. Czajkowski served as Chief Information Officer. Prior to joining Plexus, Mr. Czajkowski was a Senior Manager at Deloitte Consulting from 1993 to 2001.

Paul L. Ehlers joined Plexus in 1980 and has served as Senior Vice President since 2002. In 2001, Mr. Ehlers served as Vice President. In addition, Mr. Ehlers has served as President of Plexus Electronic Assembly since 2000. From 1995 to 1999, Mr. Ehlers managed various manufacturing facilities.

Joseph D. Kaufman joined Plexus in 1986 and has served as Senior Vice President, Secretary and Chief Legal Officer since 2001, and as Vice President, Secretary and General Counsel of Plexus from 1990 to 2001.

J. Robert Kronser joined Plexus in 1981 serving in various engineering roles and has served as an Executive Vice President and Chief Technology and Strategy Officer since 2001. From 1999 to 2001, Mr. Kronser served as Vice President of Sales and Marketing. From 1993 to 1999, Mr. Kronser managed the Advanced Manufacturing Center.

Michael J. McGuire joined Plexus in December 2002 as Vice President-Worldwide Sales, Marketing and Business Development. Previously, from 2000 to 2002, Mr. McGuire served as Senior Vice President of Sales for Nu Horizons Electronics Corp. Prior to that, Mr. McGuire served as the Midwest Regional Vice President of Sales for Marshall Industries, Inc. from 1987 to 2000.

Simon J. Painter joined Plexus in 2000 as Corporate Controller. In 2003, Mr. Painter was appointed to the position of Chief Accounting Officer. Prior to joining Plexus, Mr. Painter was an auditor with the firm of PricewaterhouseCoopers LLP, from 1991 to 2000, serving most recently as an Audit Manager.

David H. Rust joined Plexus in 2001 as Vice President - Human Resources. Previously, Mr. Rust served as Vice President and Chief Human Resources Officer from 1990 to 2001 for Menasha Corporation.

George W.F. Setton joined Plexus in 2001 as Corporate Treasurer and Chief Treasury Officer. He was Plexus' Principal Accounting Officer from 2001 to 2003. Previously, from 2000 to 2001, Mr. Setton was a partner in Euram, Inc., a financial consulting firm, and from 1997 to 1999, Mr. Setton served as Group Treasurer for Carr Futures, Inc.

Michael T. Verstegen joined Plexus in 1983 and has served as Vice-President since 2002. In addition, Mr. Verstegen served as President of Plexus Technology Group since 2001. Mr. Verstegen has held various management positions within the engineering business unit from 1995 to 2000.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

For the fiscal years ended September 30, 2004 and 2003, the Company's Common Stock has traded on the NASDAQ Stock Market. The price information below represents high and low sale prices of our common stock for each quarterly period.

Fiscal Year Ended September 30, 2004	High	Low
First Quarter	$19.63	$ 15.30
Second Quarter	$24.47	$ 16.15
Third Quarter	$19.28	$ 12.35
Fourth Quarter	$13.50	$ 9.95

Fiscal Year Ended September 30, 2003	High	Low
First Quarter	$15.76	$ 7.38
Second Quarter	$10.41	$ 7.94
Third Quarter	$13.48	$ 8.83
Fourth Quarter	$18.45	$11.18

As of December 1, 2004, there were approximately 1,004 shareholders of record. We have not paid any cash dividends. We anticipate that all earnings in the foreseeable future will be retained to finance the development of our business. See also Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the Company's dividend intentions.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights (1) (dollars in thousands, except per share amounts)

	For the years ended September 30,				
Operating Statement Data	**2004**	**2003**	**2002**	**2001**	**2000**
Net sales	$ 1,040,858	$ 807,837	$ 883,603	$1,062,304	$ 751,639
Gross profit	86,778	52,965	81,320	131,790	107,164
Gross margin percentage	8.3%	6.6%	9.2%	12.4%	14.3%
Operating income (loss)	9,216 (2)	(71,531) (3)	(3,636) (4)	68,388 (5)	69,870 (6)
Operating margin percentage	0.9%	(8.9%)	(0.4%)	6.4%	9.3%
Net income (loss)	(31,580) (2)	(67,978) (3)	(4,073) (4)	39,150 (5)	40,196 (6)
Earnings (loss) per share (diluted)	$ (0.74) (2)	$ (1.61) (3)	$ (0.10) (4)	$ 0.91 (5)	$ 1.04 (6)
Cash Flow Statement Data					
Cash flows provided by (used in) operations	$ (21,352)	$ (19,953)	$ 130,455	$ 119,479	$ (51,392)
Capital equipment additions	18,086	22,372	30,760	54,560	44,228
Balance Sheet Data					
Working capital	$ 215,360	$ 210,315	$ 219,854	$ 277,055	$ 213,596
Total assets	545,708	553,054	583,945	602,525	515,608
Long-term debt and capital lease obligations	23,160	23,502	25,356	70,016	141,409
Shareholders' equity	351,413	371,016	430,689	426,852	209,362
Return on average assets	(5.7%)	(12.0%)	(0.7%)	7.0%	10.8%
Return on average equity	(8.7%)	(17.0%)	(0.9%)	12.3%	22.6%
Inventory turnover ratio	6.2x	6.5x	7.0x	5.3x	4.4x

(1) Historical results have not been restated for the fiscal 2001 merger with e2E Corporation ("e2E"), as it would not differ materially from reported results.

(2) In fiscal 2004, we recorded restructuring and impairment costs of approximately $9.3 million associated with the lease obligations for two previously abandoned facilities near Seattle, Washington (the "Seattle facilities"), the severance costs associated with the closure of the existing Bothell, Washington facility, the impairment of certain abandoned software, and the lease obligation and severance costs related to the consolidation of a satellite PCB-design office in Hillsboro, Oregon into another Plexus design office. In addition, we recorded a $36.8 million valuation allowance related to our deferred income tax assets.

(3) In response to the reduction in our sales and reduced capacity utilization, we recorded fiscal 2003 restructuring costs of approximately $59.3 million. These costs totaled approximately $36.8 million after-tax. In addition, we adopted SFAS No. 142 for the accounting of goodwill and other intangible assets. Under the transitional provisions of Statement of Financial Accounting Standards No. 142, we determined that a pre-tax transitional impairment charge of $28.2 million was required, which was recorded as a cumulative effect of a change in accounting for goodwill ($23.5 million after-tax).

(4) In January 2002, we completed the acquisition of certain assets of MCMS, Inc. ("MCMS"). The results from operations of the assets acquired from MCMS are reflected in our financial statements from the date of acquisition. No goodwill resulted from the acquisition. We incurred approximately $0.3 million of acquisition costs in fiscal 2002 associated with the acquisition of the MCMS operations. In response to the reduction in our sales and reduced capacity utilization, we also recorded fiscal 2002 restructuring costs of approximately $12.6 million. Together, these costs totaled approximately $8.3 million after-tax.

(5) In connection with the May 2001 acquisition of Qtron Inc. ("Qtron") and merger with e2E, we recorded acquisition and merger costs of approximately $1.6 million ($1.4 million after-tax). In connection with an economic slowdown, we recorded restructuring costs of approximately $1.9 million ($1.1 million after-tax). The effects of the acquisition of Qtron are reflected in the financial statements from the date of acquisition.

(6) In connection with the merger with Agility and the acquisitions of Keltek (Holdings) Limited ("Keltek"), and the turnkey electronics manufacturing services operations of Elamex, S.A. de C.V. ("Mexico turnkey operations"), Plexus recorded acquisition and merger costs of $1.1 million ($0.9 million after-tax).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a participant in the Electronics Manufacturing Services ("EMS") industry. We provide product realization services to original equipment manufacturers, or OEMs, and other technology companies in the networking/datacommunications/telecom, medical, industrial/commercial, computer and transportation/other industries. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on complex, high technology and high reliability products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing, product configuration, logistics and test/repair. The following information should be read in conjunction with our consolidated financial statements included herein and the "Risk Factors" section beginning on page 19.

Our customers include both industry-leading original equipment manufacturers and technology companies. Due to our focus on serving manufacturers in advanced electronics technology, our business is influenced by major technological trends such as the level and rate of development of telecommunications infrastructure, the expansion of network and internet use, the federal Food and Drug Administration's approval of new medical devices, and the expansion of outsourcing by OEM's and technology companies.

We provide most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Other than certain test equipment used for internal manufacturing, we do not design or manufacture our own proprietary products.

EXECUTIVE SUMMARY

Our primary objective at the outset of fiscal 2004 was to return the company to profitability. The restructuring actions of the preceding years had lowered our cost structure and improved capacity utilization. We also strengthened and reorganized our sales, marketing and business development function to drive sales growth and strengthen our customer portfolio. As a result of this focus and improved industry demand, especially within the networking/datacommunication industry, we achieved fiscal 2004 sales growth of 29 percent, without making acquisitions. We believe this to be the highest organic growth rate within the EMS industry. This growth rate was well above the approximately 18 percent annual growth rate expected by various industry surveys for the broad EMS industry, so we believe we have consequently gained market share.

The rapid sales growth in fiscal 2004 placed additional strains on the organization, and consequently, gross margins and overall profitability were adversely affected by higher, new program-related transition and training expenses, as well as the need to gain experience manufacturing new programs. Year-over-year, we added and trained approximately 1,300 new production-related employees at sites located around the world, principally in Asia and Mexico, in order to support our sales growth. In addition, we purchased and substantially outfitted a second manufacturing and engineering facility in Penang, Malaysia ("Penang"). This expansion was driven by additional demand from our customers for more production in this relatively low-cost country.

As we look to fiscal 2005, our primary objective is to continue to improve profitability. We expect to achieve this goal with improvements in capacity utilization and operating efficiencies through a combination of moderate sales expansion and lean manufacturing and inventory management initiatives. We also recently announced restructuring plans to close our Bothell, Washington ("Bothell") manufacturing and engineering facility in mid-fiscal 2005, which we expect will improve overall capacity utilization once the facility is closed. Additionally, we will remain intensely focused on working capital utilization and return on capital employed. Based on customer indications of expected demand and management estimates of new program wins, our internal projections currently anticipate full fiscal 2005 sales growth of approximately 15 percent to 18 percent. We currently expect first quarter of fiscal 2005 sales to be in the range of $280 million to $290 million; however, our results will ultimately depend on actual customer order levels. We anticipate that the initial stages of production in the new facility in Penang will impair our overall profitability through at least the first half of fiscal 2005. Additionally, incremental costs associated with transitioning programs from our recently announced closure of our Bothell facility and continued near-term weakness at a couple of our sites will also impair our overall profitability in the first half of fiscal 2005.

FACILITY CLOSURES/ACQUISITIONS

In fiscal 2004, we closed our PCB design operations in Hillsboro, Oregon ("Hillsboro") and announced plans to close our Bothell facility by the second quarter of fiscal 2005. In addition, we sold a small PCB design operations in Tel Aviv, Israel to a group of former employees; however, this transaction did not have a material impact on our consolidated financial statements.

In fiscal 2003, we closed our manufacturing facilities in San Diego, California ("San Diego") and Richmond, Kentucky ("Richmond"), and ceased production in our oldest facility in Neenah, Wisconsin ("Neenah"). In addition, we sold our PCB design operations in Nashua, New Hampshire to a group of former employees; however, this transaction did not have a material impact on our consolidated financial statements.

In January 2002, we acquired certain assets of MCMS, Inc. ("MCMS"), an electronics manufacturing services provider, for approximately $42.0 million in cash. The assets purchased from MCMS include manufacturing operations in Penang, Malaysia; Xiamen, China; and Nampa, Idaho. The consideration for this acquisition did not include the assumption of any interest-bearing debt, but included the assumption of total liabilities of approximately $7.2 million. The results from MCMS's operations are reflected in our financial statements from the date of acquisition. No goodwill resulted from this acquisition. We incurred approximately $0.3 million of acquisition costs in the second quarter of fiscal 2002 associated with the acquisition of MCMS.

RESULTS OF OPERATIONS

Net sales. Net sales for the indicated periods were as follows (dollars in millions):

	Fiscal years ended September 30,		
	2004	2003	2002
Net Sales	$ 1,040.9	$ 807.8	$ 883.6

Net sales for the fiscal year ended September 30, 2004 increased 29 percent from the year ended September 30, 2003. The increase reflects strengthened end-market demand, particularly in the networking/ datacommunications, medical and industrial sectors, as well as new program wins from both new and existing customers. Net sales in the computer industry declined to 6 percent of consolidated net sales in fiscal 2004 from 12 percent of consolidated net sales in fiscal 2003 due primarily to weakened end-market demand from two customers.

Net sales for the year ended September 30, 2003 decreased 9 percent from the year ended September 30, 2002. Our reduced sales reflected the continued slowdown in the technology markets served by Plexus, primarily in the network/datacommunications/ telecom, industrial/commercial and computer industries. Net sales in fiscal 2003 compared to net sales in fiscal 2002 were also adversely affected by the loss of the primary customer in our former San Diego facility. The slowdown in the technology markets in fiscal 2003 was offset, in part, by increased sales to the medical industry.

The percentages of net sales to customers representing 10 percent or more of sales and net sales to our ten largest customers for the indicated periods were as follows:

	Fiscal years ended September 30,		
	2004	2003	2002
Juniper Networks	14%	*	*
Siemens	*	12%	*
Top 10 customers	51%	55%	48%

* Represents less than 10 percent of net sales

Sales to all of our largest customers may vary from time to time depending on the size and timing of program commencement, termination, delays, modifications and transitions. We remain dependent on continued sales to our significant customers, and we generally do not obtain firm, long-term purchase commitments from our customers. Customers' forecasts can and do change as a result of their fluctuating end-market demand and other factors. Any material change in orders from these major accounts, or other customers, could materially affect our results of operations. In addition, as our percentage of sales to customers in a specific industry becomes larger relative to other industries (as we are currently experiencing significant increases in the networking/datacommunications/telecom industry), we will become increasingly dependent upon economic and business conditions affecting that industry.

Our net sales by industry for the indicated periods were as follows:

	Fiscal years ended September 30,		
	2004	2003	2002
Networking/Datacommunications/Telecom	43%	36%	36%
Medical	31%	32%	28%
Industrial/Commercial	15%	15%	20%
Computer	6%	12%	11%
Transportation/Other	5%	5%	5%

Gross profit. Gross profit and gross margins for the indicated periods were as follows (dollars in millions):

	Fiscal years ended September 30,		
	2004	2003	2002
Gross Profit	$86.8	$53.0	$81.3
Gross Margin	8.3%	6.6%	9.2%

Gross profit for the fiscal year ended September 30, 2004 increased $33.8 million from the fiscal year ended September 30, 2003, while gross margins increased to 8.3 percent from 6.6 percent over this same period. The improvement in gross profit and gross margin was primarily due to higher net sales and prior year restructuring actions that resulted in enhanced manufacturing capacity utilization and better absorption of fixed manufacturing expenses. The primary prior year restructuring actions benefiting fiscal 2004 gross margins include the San Diego and Richmond facility closures. The gross profit and gross margin improvements were somewhat offset, however, by manufacturing inefficiencies related to the start of new programs, higher compensation and benefits costs, including variable incentive compensation, and increased amortization of capitalized costs associated with an enterprise resource planning ("ERP") platform.

Gross profit for the fiscal year ended September 30, 2003 decreased $28.3 million from the fiscal year ended September 30, 2002, while gross margins decreased to 6.6 percent from 9.2 percent over this same period. The decline in gross profit and gross margin in fiscal 2003 from 2002 was due primarily to a slowdown in end-market demand, particularly in the networking/datacommunications/telecom and industrial/commercial industries, which resulted in reduced utilization of manufacturing capacity. Gross margins were also impacted by lower product pricing and higher costs incurred to transfer customer programs to other Plexus operating sites as a result of closing our San Diego and Richmond facilities.

Gross margins reflect a number of factors that can vary from period to period, including product and service mix, the level of new facility start-up costs, inefficiencies attendant the transition of new programs, product life cycles, sales volumes, price erosion within the electronics industry, overall capacity utilization, labor costs and efficiencies, the management of inventories, component pricing and shortages, the mix of turnkey and consignment business, fluctuations and timing of customer orders, changing demand for our customers' products and competition within the electronics industry. Additionally, turnkey manufacturing involves the risk of inventory management, and a change in component costs can directly impact average selling prices, gross margins and net sales. Although we focus on expanding gross margins, there can be no assurance that gross margins will not decrease in future periods.

Most of the research and development we conduct is paid for by our customers and is therefore included in both sales and cost of sales. We conduct our own research and development, but that research and development is not specifically identified, and we believe such expenses are less than one percent of our sales.

Operating expenses. Selling and administrative (S&A) expenses for the indicated periods were as follows (dollars in millions):

	Fiscal years ended September 30,		
	2004	2003	2002
Selling and administrative expense	$68.3	$65.2	$66.9
Percent of sales	6.6%	8.1%	7.6%

S&A expenses for the fiscal year ended September 30, 2004 increased $3.1 million from the fiscal year ended September 30, 2003 primarily due to variable incentive compensation expense and additional expenses for information technology systems support related to the implementation of the new ERP platform, offset, in part, by $1.7 million of recoveries of accounts receivable that were either written off or reserved for in prior periods. In addition, we are currently undergoing a comprehensive effort to comply with Section 404 of the Sarbanes Oxley Act of 2002 ("Section 404"). During fiscal 2004, we devoted substantial internal resources in accounting, information technology and legal, supplemented by the use of external consultants, to the Section 404 compliance effort. We anticipate that we will continue to address our Section 404 compliance efforts in fiscal 2005 primarily through the use of internal resources. The significant decrease in S&A as a percent of net sales was due primarily to the high level of net sales over the prior year.

S&A expenses for the fiscal year ended September 30, 2003 decreased $1.7 million from the fiscal year ended September 30, 2002 primarily due to fiscal 2003 restructuring actions and reductions in corporate spending. These reductions were offset, in part, by approximately $1.2 million of additional expenses for information technology systems support related to the implementation of the new ERP platform.

Our ERP platform is intended to augment our management information systems and includes various software systems to enhance and standardize our ability to globally translate information from production facilities into operational and financial information and create a consistent set of core business applications at our worldwide facilities. During fiscal 2004, one additional manufacturing facility was converted to the new ERP platform, which in addition to the two manufacturing facilities converted in 2003, results in approximately 50 percent of our net sales being managed on the new platform. We anticipate converting at least one more facility to the new ERP platform in fiscal 2005. Training and implementation costs are expected to continue over the next few quarters as we make system enhancements and convert an additional facility to the new ERP platform. The conversion timetable and project scope remain subject to change based upon our evolving needs and sales levels. In addition to S&A expenses associated with the new ERP system, we continue to incur capital expenditures for hardware, software and certain other costs for testing and installation. As of September 30, 2004, net property, plant and equipment includes $26.5 million related to the new ERP platform, including $3.9 million capitalized in fiscal 2004. We anticipate incurring at least an additional $6.0 million of capital expenditures for the ERP platform through fiscal 2005.

Fiscal 2004 restructuring and impairment actions: During fiscal 2004, we recorded pre-tax restructuring and impairment costs of $9.3 million. The restructuring and impairment costs were primarily associated with recognizing additional lease obligations for two previously abandoned facilities near Seattle, Washington (the "Seattle facilities"), the planned closure of our Bothell engineering and manufacturing facility, the write-down of certain software components of our ERP platform and the consolidation of a satellite PCB-design office in Hillsboro, Oregon into another Plexus design office.

The estimated cost for the closure of the Seattle facilities was included in our fiscal 2003 restructuring actions. The lease-related restructuring costs recorded in fiscal 2003 were based on future lease payments subsequent to abandonment, less estimated sublease income. As of September 30, 2004, the Seattle facilities had not been subleased. Based on the remaining term available to lease these facilities and the weaker than expected conditions in the local real estate market, we determined that we would most likely not be able to sublease the Seattle facilities. Accordingly, we recorded additional lease-related restructuring costs of $4.2 million in fiscal 2004. We also recorded $0.1 million of lease-related restructuring costs on a facility in Neenah, which had also been included in restructuring actions in fiscal 2003.

As part of our efforts to align our service offering with the evolving preferences of our customers, we are in the process of replicating the capabilities of our Bothell facility at other Plexus design and manufacturing locations that have higher productivity. We currently anticipate transferring key customer programs from the Bothell engineering and manufacturing facility to other Plexus locations primarily in the United States. This restructuring will reduce our manufacturing capacity by 97,000 square feet and affect approximately 160 employees. We currently expect the consolidation efforts will be completed by mid-fiscal 2005, subject to customer timelines. In fiscal 2004, we incurred restructuring and impairment costs related to the Bothell closure of $1.8 million, which consisted of $1.5 million associated with employee terminations and $0.3 million associated with fixed asset impairments. In fiscal 2005, we anticipate the Bothell closure will result in additional restructuring costs of approximately $8.2 million, which will consist of $2.2 million associated with employee terminations and $6.0 million associated with the facility lease. Our fiscal 2004 restructuring actions, combined with other factors, also led to the establishment of a $36.8 million valuation allowance on our deferred income tax assets in fiscal 2004 (see discussion below).

We recorded a $1.7 million impairment of certain software components of our ERP platform, which primarily resulted from a change in our deployment strategy for a shop floor data-collection system. Some elements of the shop-floor data-collection system will not be deployed because the originally anticipated business benefits could not be realized. The remaining elements of the shop floor data-collection system are still under evaluation. As of September 30, 2004, the capitalized costs of the remaining elements of the shop floor data system totaled approximately $3.8 million. A change in the scope of this project could result in impairment of the remaining elements of the shop floor data-collection system.

Finally, we incurred approximately $1.5 million of other restructuring and impairment costs in fiscal 2004 primarily related to the consolidation of the Hillsboro satellite PCB-design office into another Plexus design office. The Hillsboro related restructuring costs were primarily for employee termination costs and contract termination costs associated with leased facilities and software service providers. In fiscal 2005, we anticipate incurring an additional $0.1 million of restructuring costs related to employee relocations. Approximately 40 employees were affected by this restructuring.

Fiscal 2003 restructuring and impairment actions: During fiscal 2003, we recorded pre-tax restructuring and impairment costs of $59.3 million. These costs resulted from actions taken in response to reductions in our end-market demand. These actions included closing San Diego and Richmond, the consolidation of several leased facilities, re-focusing the PCB design group, a write-off of remaining goodwill associated with the acquisition of the San Diego facility, the write-down of underutilized assets to fair value at several locations, and the costs associated with reductions in work force in several manufacturing, engineering and corporate groups. These measures were intended to align our capabilities and resources with lower industry demand.

The Richmond facility was phased out of operation and sold in September 2003. Production was shifted to other Plexus operating sites in the United States and Mexico. The closure of Richmond resulted in a write-down of the building, a write-down of underutilized assets to fair value, and costs relating to the elimination of the facility's work force. Building impairment charges related to Richmond totaled $3.7 million. San Diego was closed in May 2003. The closure of San Diego resulted in a write-off of remaining goodwill, the write-down of underutilized assets to fair value, and costs relating to the elimination of the facility's work force. Building impairment charges totaled $6.3 million. During fiscal 2003, goodwill impairment for San Diego totaled approximately $20.4 million, of which $14.8 million was impaired as a result of a transitional impairment evaluation under Statement of Financial Accounting Standards ("SFAS") No. 142 (see discussion below under "Cumulative effect of a change in accounting for goodwill") and $5.6 million was impaired as a result of our decision to close the facility.

Other fiscal year 2003 restructuring and impairment actions included the consolidation of several leased facilities, the write-down of underutilized assets to fair value and work force reductions, which primarily affected operating sites in Juarez, Mexico ("Juarez"); Seattle; Neenah; and the United Kingdom ("UK"). Restructuring actions also impacted our engineering and corporate organizations. Employee termination and severance costs for fiscal 2003 related to the termination of approximately 1,000 employees.

Fiscal 2002 restructuring and impairment actions: During fiscal 2002, we recorded pre-tax restructuring and impairment costs of $12.6 million. These charges resulted from actions taken in response to reductions in sales levels and capacity utilization and included the reduction of our work force and the write-off of certain underutilized assets to fair value at several locations. The employee termination and severance costs for fiscal 2002 affected approximately 700 employees. The operating site closures included two owned facilities: one located in Neenah (the oldest of our four facilities in Neenah) and the other located in Minneapolis, Minnesota. These facilities were no longer adequate to service the needs of our customers and would have required significant investment to upgrade. The Neenah facility was phased out of operation in February 2003 and is currently used for warehousing and administrative purposes. The Minneapolis facility was phased out of operation in July 2002 and sold in October 2002. There was no building impairment charge associated with the closure of these two facilities. The lease termination costs were primarily related to our facilities in Seattle and San Diego.

The following table summarizes our restructuring and impairment costs for fiscal 2004, 2003 and 2002 (dollars in thousands):

	Fiscal years ended September 30,		
	2004	2003	2002
Non-cash impairment costs:			
Fixed asset impairment	$ 2,107	$32,451	$ 4,890
Write-off of goodwill	-	5,595	-
	2,107	38,046	4,890
Cash restructuring costs:			
Severance costs	2,493	10,358	3,819
Lease termination costs	4,703	10,940	3,872
	7,196	21,298	7,691
Total restructuring and impairment costs	$ 9,303	$59,344	$ 12,581

As of September 30, 2004, we have a remaining restructuring liability of approximately $11.8 million, of which $5.2 million is expected to be paid in fiscal 2005. The remaining $6.6 million of accrued liabilities is expected to be paid through June 2008.

We currently expect that our fiscal 2004 restructuring actions will result, when fully implemented, in annualized cost savings of approximately $2 million - $3 million. However, we currently expect that our operating performance will be impacted in our fiscal 2005 first and second quarters as we affect transfers from the Bothell facility to other locations. These savings will primarily benefit cost of sales through lower facilities and employee expenses.

Fiscal 2002 merger and acquisition activity: For the year ended September 30, 2002, we also incurred approximately $0.3 million of acquisition costs related to the MCMS acquisition.

Cumulative effect of a change in accounting for goodwill. We adopted SFAS No. 142 for the accounting for goodwill and other intangible assets as of October 1, 2002. Under the transitional provisions of SFAS No. 142, we identified locations with goodwill, performed impairment tests on the net goodwill and other intangible assets associated with each location using a valuation date as of October 1, 2002, and determined that a pre-tax transitional impairment charge of $28.2 million was required related to the San Diego and Juarez locations. The impairment charge was recorded as a cumulative effect of a change in accounting for goodwill in our Consolidated Statements of Operations.

Income taxes. Income taxes for the indicated periods were as follows:

	Fiscal years ended September 30,		
	2004	2003	2002
Income tax expense (benefit)	$39.2	$(27.2)	$(1.8)
Effective annual tax rate	515%	38%	30%

The increase in income tax expense in fiscal 2004 was due primarily to establishing a $36.8 million valuation allowance on all of our U.S. Federal and state deferred income tax assets. SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be provided when it is more likely than not that the related income tax assets will not be utilized. Under SFAS No. 109, unless specific exceptions apply, historical operating results are a strong indicator of a company's ability to generate future taxable income. In both fiscal 2003 and 2002, we had a net loss. In fiscal 2004, although we achieved substantial sales growth and gross profit improvement, our fiscal 2004 restructuring actions resulted in only nominal operating income, a net loss in the U.S. for income tax purposes and anticipated additional restructuring charges that will be recorded in fiscal 2005. Consequently, we established a full valuation allowance on our U.S. deferred income tax assets in fiscal 2004. Although this valuation allowance reduces the carrying value of the net deferred income tax assets on the balance sheet, we may be able to utilize these deferred income tax assets in future profitable periods to reduce future tax obligations. As a result of the continued availability of these deferred income tax assets, together with tax holidays in Asia, and if we are able to achieve our current profitability estimates, our effective tax rate for fiscal 2005 would be approximately 5 percent to 8 percent.

The effective income tax rate increased to 515 percent in fiscal 2004 compared to 38 percent in fiscal 2003 primarily due to the valuation allowance. The effective income tax rate increased to 38 percent in fiscal 2003 compared to 30 percent in fiscal 2002. The increase in the effective tax rate was due primarily to the absence in fiscal 2003 of non-deductible goodwill amortization expenses that were present in fiscal 2002.

As of September 30, 2004 and 2003, we had recorded net deferred income tax assets of $1.7 million and $48.6 million, respectively. The net deferred income tax assets have arisen from available income tax losses and future income tax deductions. Our ability to use these income tax losses and future income tax deductions is dependent upon our future operations in the tax jurisdictions in which such losses or deductions arose. The decrease in deferred income tax assets in fiscal 2004 is due primarily to our recording of a $36.8 million valuation allowance as described above and the receipt of tax refunds. The deferred income tax assets that remain as of September 30, 2004 represent foreign deferred income tax assets for which realization is considered more likely than not.

In October 2004, the Working Families Tax Relief Act of 2004 and the American Jobs Creation Act of 2004 became law in the U.S. This legislation provides for a number of changes in U.S. tax laws. In accordance with SFAS No. 109, effects of this new legislation will be reflected in our financial statements beginning in the period of the law's enactment in October 2004. We are presently reviewing this new legislation to determine the impacts on Plexus and our operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows used in operating activities were ($21.4) million for the year ended September 30, 2004, compared to cash flows used in operating activities of ($20.0) and cash flows provided by operating activities of $130.5 million for the years ended September 30, 2003 and 2002, respectively. During fiscal 2004, cash used in operating activities was primarily driven by increased accounts receivable and inventory in support of higher sales, which were offset in part by higher earnings, after adjusting for the non-cash effect of depreciation and amortization, and the decrease in the deferred income tax assets, which primarily represented the establishment of a valuation allowance, and the receipt of tax refunds.

Our actual days sales outstanding in accounts receivable for the fiscal year ended September 30, 2004 increased to 52 days in comparison to 50 days for the prior year, primarily as a result of a higher percentage of fourth quarter net sales being recognized in the final month of fiscal 2004 as compared to the final month of fiscal 2003. During fiscal 2004, the allowance for losses on accounts receivable decreased $2.1 million, primarily as a result of a combination of collections and write-offs of accounts receivable that were reserved for in prior periods.

Our inventory turns decreased to 6.2 turns for the year ended September 30, 2004 from 6.5 turns for the year ended September 30, 2003. Inventories increased $37.0 million from September 30, 2003, primarily for the purchase of raw materials to support increased sales and the build up of finished goods to support certain vendor managed inventory programs, all of which had a negative impact on inventory turns.

Cash flows used in investing activities totaled ($2.4) million for the year ended September 30, 2004. The primary uses were purchases of property, plant and equipment, offset by sales and maturities of short-term investments.

We utilized available cash, a revolving credit facility and operating leases to fund our operating requirements during fiscal 2004. Our capital expenditures for fiscal 2004 were approximately $18.1 million. Our level of capital expenditures for fiscal 2005 will be dependent on anticipated sales levels, but we expect them to be in the range of $25 million to $30 million.

Cash flows provided by financing activities, totaling $4.2 million for the year ended September 30, 2004, primarily represent proceeds from stock issuances under our Employee Stock Purchase Plan and the exercise of stock options, offset by payments on capital lease obligations.

Our secured revolving credit facility, as amended (the "Amended Secured Credit Facility"), allows us to borrow up to $150 million from a group of banks. Borrowing under the Amended Secured Credit Facility may be either through revolving or swing loans or letters of credit. The Amended Secured Credit Facility is secured by substantially all of our domestic working capital assets and a pledge of 65 percent of the stock of each of our foreign subsidiaries. Interest on borrowings varies with our total leverage ratio, as defined in our credit agreement, and begins at the Prime rate (as defined) or LIBOR plus 1.5 percent. We also are required to pay an annual commitment fee of 0.5 percent of the unused credit commitment. The Amended Secured Credit Facility matures on October 31, 2007 and includes certain financial covenants customary in agreements of this type. These covenants include a minimum adjusted EBITDA, a maximum total leverage ratio (not to exceed 2.5 times adjusted EBITDA) and a minimum tangible net worth, all as defined in the agreement.

We believe that our Amended Secured Credit Facility, leasing capabilities and cash and short-term investments should be sufficient to meet our working capital and fixed capital requirements, as noted above, through fiscal 2005. However, the growth anticipated for fiscal 2005 may increase our working capital needs. As those needs increase, we may need to arrange additional debt or equity financing. We therefore evaluate and consider from time to time various financing alternatives to supplement our capital resources. However, we cannot be sure that we will be able to make any such arrangements on acceptable terms.

We have not paid cash dividends in the past and do not anticipate paying them in the foreseeable future. We anticipate using any earnings to support our business.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET OBLIGATIONS

Our disclosures regarding contractual obligations and commercial commitments are located in various parts of our regulatory filings. Information in the following table provides a summary of our contractual obligations and commercial commitments as of September 30, 2004 (in thousands):

	Payments Due by Fiscal Period				
Contractual Obligations	Total	2005	2006-2007	2008-2009	2010 and thereafter
Long-Term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	43,005	2,980	5,997	6,302	27,726
Operating Lease Obligations*	78,073	14,754	23,428	15,290	24,601
Purchase Obligations**	172,755	172,755	-	-	-
Other Long-Term Liabilities on the Balance Sheet***	16,324	5,187	5,427	1,165	4,545
Other Long-Term Liabilities not on the Balance Sheet****	1,458	500	958	-	-
Total Contractual Cash Obligations	$ 311,615	$ 196,176	$ 35,810	$ 22,757	$ 56,872

* - As of September 30, 2004, operating lease obligations include future payments totaling $6.6 million related to lease exit costs that are included in other long-term Liabilities on the balance sheet. The lease exit costs were accrued as a restructuring cost.

** - As of September 30, 2004, purchase obligations consist of purchases of inventory and equipment in the ordinary course of business.

*** - As of September 30, 2004, other long-term obligations on the balance sheet include: deferred compensation obligations to certain of our former executives, executive officers and other key employees and restructuring obligations for both employee terminations and lease exit costs.

**** - As of September 30, 2004, other long-term obligations not on the balance sheet consist of a salary commitment to an officer of the Company under an employment agreement. We did not have, and were not subject to, any lines of credit, standby letters of credit, guarantees, standby repurchase obligations, or other commercial commitments.

DISCLOSURE ABOUT CRITICAL ACCOUNTING POLICIES

Our accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. During the year ended September 30, 2004, there were no material changes to these policies. Our more critical accounting policies are as follows:

Impairment of Long-Lived Assets – We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows that the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including sales and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include reductions in anticipated future performance of the asset, or industry demand, and the restructuring of our operations.

Intangible Assets - We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective October 1, 2002. Under SFAS No. 142, beginning October 1, 2002, we no longer amortize goodwill and intangible assets with indefinite useful lives, but, instead, test those assets for impairment at least annually with any related losses recognized in earnings when incurred. We perform goodwill impairment tests annually during the third quarter of each fiscal year and more frequently if an event or circumstance indicates that an impairment loss has occurred.

We measure the recoverability of goodwill under the annual impairment test by comparing a reporting unit's carrying amount, including goodwill, to the estimated fair market value of the reporting unit based on projected discounted future cash flows. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of impairment loss, if any.

Revenue – Net sales from manufacturing services is generally recognized upon shipment of the manufactured product to our customers, under contractual terms, which are generally FOB shipping point. Upon shipment, title transfers and the customer assumes risks and rewards of ownership of the product. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations fulfilled.

Nets sales from engineering design and development services, which are generally performed under contracts of twelve months or less in duration, are recognized as costs are incurred utilizing the percentage-of-completion method; any losses are recognized when anticipated. Net sales from engineering design and development services were less than ten percent of total sales for each of fiscal year 2004, 2003 and 2002.

Sales are recorded net of estimated returns of manufactured product based on management's analysis of historical returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling. The corresponding shipping and handling costs are included in cost of sales.

Restructuring Costs – From fiscal 2002 through fiscal 2004, we recorded restructuring costs in response to reductions in sales and reduced capacity utilization. These restructuring costs included employee severance and benefit costs, and costs related to plant closings, including leased facilities that will be abandoned (and subleased, as applicable). Prior to January 1, 2003, severance and benefit costs were recorded in accordance with Emerging Issues Task Force ("EITF") 94-3 and for leased facilities that were abandoned and subleased, the estimated lease loss was accrued for future remaining lease payments subsequent to abandonment, less any estimated sublease income. As of September 30, 2004, the significant facilities which we plan to sublease had not yet been subleased; and, accordingly, certain of our estimates of expected sublease income were changed to reflect factors that affect our ability to sublease those facilities such as general economic conditions and the local real estate markets. Changes in certain of our estimates of sublease income resulted in additional restructuring costs in fiscal 2004. Further changes in certain other estimates of sublease income could result in additional restructuring costs.

Subsequent to December 31, 2002, costs associated with a restructuring activity are recorded in compliance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The timing and related recognition of recording severance and benefit costs that are not presumed to be an ongoing benefit as defined in SFAS No. 146, depends on whether employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. During fiscal 2003, we concluded that we had a substantive severance plan based upon our past severance practices; therefore, we recorded certain severance and benefit costs in accordance with SFAS No. 112, "Employer's Accounting for Postemployment Benefits," which resulted in the recognition of a liability as the severance and benefit costs arose from an existing condition or situation and the payment was both probable and reasonably estimated.

For leased facilities being abandoned and subleased, a liability is recognized and measured at fair value for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could be reasonably obtained for the property. For contract termination costs, including costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity, a liability for future remaining payments under the contract is recognized and measured at its fair value. See Note 10 in the Notes to Consolidated Financial Statements.

The recognition of restructuring costs requires that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. If our actual results in exiting these facilities differ from our estimates and assumptions, we may be required to revise the estimates of future liabilities, requiring the recording of additional restructuring costs or the reduction of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained, no additional accruals are required and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Income Taxes – Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Realization of deferred income tax assets is dependent on our ability to generate sufficient future taxable income. During fiscal 2004, we recorded a $36.8 million valuation allowance against all U.S. deferred income tax assets. See Note 5 in the Notes to Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the EITF reached a consensus regarding EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement's consideration should be allocated among separate units. The pronouncement was effective for us commencing with our first quarter of fiscal 2004, but did not have a material impact on our consolidated results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51," which provides guidance on the identification of and reporting for variable interest entities. In December 2003, the FASB issued a revised Interpretation No. 46, which expands the criteria for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46 became effective for us in the second quarter of fiscal 2004. Our adoption of Interpretation No. 46 did not have an impact on our consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of the Statement, which previously were often classified as equity, must now be classified as liabilities. In November 2003, FASB Staff Position No. SFAS 150-3 deferred indefinitely the effective date of SFAS No. 150 for applying the provisions of the Statement for certain mandatorily redeemable non-controlling interests. However, expanded disclosures are required during the deferral period. The Company does not have financial instruments with mandatorily redeemable non-controlling interests.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supercedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" document issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. The adoption of this bulletin did not have an impact on our consolidated results of operations or financial position.

RISK FACTORS

Our customer requirements and operating results vary significantly from quarter to quarter, which could negatively impact the price of our common stock.

Our quarterly and annual results and share price may vary significantly depending on various factors, many of which are beyond our control. These factors include:

- the volume of customer orders relative to our capacity
- the level and timing of customer orders, particularly in light of the fact that some of our customers release a significant percentage of their orders during the last few weeks of a quarter
- the typical short life cycle of our customers' products
- market acceptance of and demand for our customers' products
- customer announcements of operating results and business conditions
- changes in our sales mix to our customers
- business conditions in our customers' industries
- the timing of our expenditures in anticipation of future orders
- our effectiveness in managing manufacturing processes
- changes in cost and availability of labor and components
- local events that may affect our production volume, such as local holidays
- credit ratings and securities analysts' reports and
- changes in economic conditions and world events.

The EMS industry is impacted by the state of the U.S. and global economies and world events. A slowdown or flat performance in the U.S. or global economies, or in particular in the industries served by us, may result in our customers reducing their forecasts. The demand for our services could weaken or decrease, which in turn would impact our sales, capacity utilization, margins and results. Our sales were adversely affected in fiscal 2003 and 2002 by the slowdown in the networking/datacommunications/telecom and industrial/commercial markets, as a result of reduced end-market demand and reduced availability of venture capital to fund existing and emerging technologies. These factors substantially influenced our net sales and margins.

The percentage of our sales to customers in the networking/datacommunications/telecom industry has increased significantly in recent quarters both in dollars and as a percentage of our net sales. When an increasing percentage of our net sales is made to customers in a particular industry, we become more dependent upon the performance of that industry and the economic and business conditions that affect it.

Our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in material costs and availabilities, and the degree of capacity utilization in the manufacturing process.

The majority of our sales come from a relatively small number of customers and if we lose any of these customers, our sales and operating results could decline significantly.

Sales to our largest customer represented 14 percent of our net sales in fiscal 2004. A different customer represented 12 percent of our net sales in fiscal 2003. We had no customers that represented 10 percent or more in fiscal 2002. Sales to our ten largest customers have represented a majority, or near majority, of our net sales in recent periods. Our ten largest customers accounted for approximately 51 percent, 55 percent and 48 percent of our net sales for the years ended September 30, 2004, 2003 and 2002, respectively. Our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, could seriously harm our business. If we are not able to replace expired, canceled or reduced contracts with new business on a timely basis, our sales will decrease.

Our customers may cancel their orders, change production quantities or delay production.

Electronics manufacturing service providers must provide rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons that are beyond our control. The success of our customers' products in the market and the strength of the markets themselves affect our business. Cancellations, reductions or delays by a significant customer or by a group of customers could seriously harm our operating results. Such cancellations, reductions or delays have occurred and may continue to occur.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating results.

Customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing capacity over the past few fiscal years, we have significantly reduced our capacity from its peak, and we may not have sufficient capacity at any given time to meet all of our customers' demands or to meet the requirements of a specific program.

Failure to manage contraction and growth, if any, may seriously harm our business.

Periods of contraction or reduced sales, such as the periods that occurred from fiscal 2001 through 2003, create tensions and challenges. We must determine whether all facilities remain productive, determine whether staffing levels need to be reduced, and determine how to respond to changing levels of customer demand. While maintaining multiple facilities or higher levels of employment increases short-term costs, reductions in employment could impair our ability to respond to later market improvements or to maintain customer relationships. Our decisions to reduce costs and capacity, such as the recent announcement to close the Bothell facility in fiscal 2005 and the fiscal year 2003 closures of our San Diego and Richmond facilities and the reduction in the number of employees, can affect our expenses, and therefore our short-term and long-term results.

We have announced our intention to close our Bothell, Washington facility in fiscal 2005. The exact timing of that closure will depend upon the arrangements for transitioning customer programs. Although we work to minimize the potential effects of any such transition, there are inherent risks that such a transition can result in the disruption of programs and customer relationships.

We are involved in a multi-year project to install a common ERP platform and associated information systems. Our ERP platform is intended to augment our management information systems and includes various software systems to enhance and standardize our ability to globally translate information from production facilities into operational and financial information and create a consistent set of core business applications at our worldwide facilities. As of September 30, 2004, facilities generating approximately 50 percent of our net sales are being managed on the new platform. We anticipate converting at least one more facility to the new ERP platform in fiscal 2005. The conversion timetable and project scope remain subject to change based upon our evolving needs and sales levels. During fiscal 2004, we recorded a $1.7 million impairment of certain components of our ERP platform, which primarily resulted from a change in our deployment strategy for a shop floor data-collection system. Some elements of the shop-floor data-collection system will not be deployed because the originally anticipated business benefits could not be realized. The remaining elements of the shop floor data-collection system are still under evaluation. As of September 30, 2004, the capitalized costs of the remaining elements of the shop floor data system total approximately $3.8 million. A change in the scope of this project could result in impairment of the remaining elements of the shop floor data-collection system, As of September 30, 2004, overall ERP implementation costs included in net property, plant and equipment totaled $26.5 million and we anticipate incurring at least an additional $6.0 million in capital expenditures for the ERP platform through fiscal 2005; changes in the scope of the ERP platform could result in impairment of these capitalized costs.

Due to recent rapid sales growth in fiscal 2004, we have experienced a significant need for additional employees and facilities. We have added many employees around the world, and we are expanding our operations in Penang, Malaysia. Our response to these changes in business conditions in fiscal 2004, compared to the two previous fiscal years, has resulted in additional costs to support our growth. If we are unable to manage this growth and any future growth effectively, our operating results could be harmed.

Operating in foreign countries exposes us to increased risks.

We have operations in China, Malaysia, Mexico and the United Kingdom. As noted above, we have expanded our operations in Malaysia, and we may in the future expand in these and/or into other international regions. We have limited experience in managing geographically dispersed operations in these countries. We also purchase a significant number of components manufactured in foreign countries. Because of these international aspects of our operations, we are subject to the following risks that could materially impact our operating results:

- economic or political instability
- transportation delays or interruptions and other effects of less developed infrastructure in many countries
- foreign exchange rate fluctuations
- utilization of different systems and equipment
- difficulties in staffing and managing foreign personnel and diverse cultures and
- the effects of international political developments.

In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers. For example, our Mexican-based operation utilizes the Maquiladora program, which provides reduced tariffs and eases import regulations, and we could be adversely affected by changes in that program. Also, the Malaysian and Chinese subsidiaries currently receive favorable tax treatments from these governments for approximately 2 years and 9 years, respectively, which may or may not be renewed.

We may not be able to maintain our engineering, technological and manufacturing process expertise.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- retain our qualified engineering and technical personnel
- maintain and enhance our technological capabilities
- develop and market manufacturing services which meet changing customer needs
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment that could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

Our manufacturing services involve inventory risk.

Most of our contract manufacturing services are provided on a turnkey basis, where we purchase some or all of the required materials. These services involve greater resource investment and inventory risk than consignment services, where the customer provides these materials. Accordingly, various component price increases and inventory obsolescence could adversely affect our selling price, gross margins and operating results.

In our turnkey operations, we need to order parts and supplies based on customer forecasts, which may be for a larger quantity of product than is included in the firm orders ultimately received from those customers. For example, fiscal 2004 saw a significant increase in inventories to support increased sales and expected growth in customer programs. Customers' cancellation or reduction of orders can result in additional expense to us. While most of our customer agreements include provisions that require customers to reimburse us for excess inventory specifically ordered to meet their forecasts, we may not actually be reimbursed or be able to collect on these obligations. In that case, we could have excess inventory and/or cancellation or return charges from our suppliers.

In addition, we provide a managed inventory program under which we hold and manage finished goods inventory for some of our key customers. The managed inventory program may result in higher finished goods inventory levels, further reduce our inventory turns and increase our financial risk with such customers, although our customers will have contractual obligations to purchase the inventory from us.

We may not be able to obtain raw materials or components for our assemblies on a timely basis or at all.

We rely on a limited number of suppliers for many components used in the assembly process. We do not have any long-term supply agreements. At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. At times, component shortages have been prevalent in our industry, and in certain areas recur from time to time. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels. We expect that shortages and delays in deliveries of some components will continue from time to time, especially as demand for those components increases. An increase in economic activity could result in shortages, if manufacturers of components do not adequately anticipate the increased orders and/or have previously excessively cut back their production capability in view of reduced activity in recent years. World events, such as terrorism, armed conflict and epidemics, also could affect supply chains. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with customers and reduce our sales.

A significant portion of our sales is derived from turnkey manufacturing in which we provide materials procurement. While most of our customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, we typically bear the risk of component price increases that occur between any such repricings or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, component price increases could adversely affect our operating results.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results.

Start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance can adversely affect our gross margins and operating results. These factors are particularly evident in the early stages of the life cycle of new products and new programs or program transfers. The effects of these start-up costs and inefficiencies can also occur when we open new facilities, such as our additional facility in Penang, Malaysia, which began production in the first quarter of fiscal 2005. These factors also affect our ability to efficiently use labor and equipment. Due to the improved economy and our increased marketing efforts, we are currently managing a number of new programs. Consequently, our exposure to these factors has increased. In addition, if any of these new programs or new customer relationships were terminated, our operating results could be harmed, particularly in the short term.

We are subject to extensive government regulations.

We are also subject to environmental regulations relating to the use, storage, discharge, recycling and disposal of hazardous chemicals used in our manufacturing process. If we fail to comply with present and future regulations, we could be subject to future liabilities or the suspension of business. These regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur significant expense. While we are not currently aware of any material violations, we may have to spend funds to comply with present and future regulations or be required to perform site remediation.

In addition, our medical device business, which represented approximately 31 percent of our net sales in fiscal 2004, is subject to substantial government regulation, primarily from the federal FDA and similar regulatory bodies in other countries. We must comply with statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices and the reporting of certain information regarding their safety. Failure to comply with these rules can result in, among other things, our and our customers being subject to fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, or total or partial suspension of production. The FDA also has the authority to require repair or replacement of equipment, or refund of the cost of a device manufactured or distributed by our customers. Violations may lead to penalties or shutdowns of a program or a facility. In addition, failure or noncompliance could have an adverse effect on our reputation.

In recent periods, our sales related to the defense industry, including homeland security, have begun to increase. Companies that design and manufacture for this industry face governmental and other requirements that could materially affect their financial condition and results of operations.

Products we manufacture may contain design or manufacturing defects that could result in reduced demand for our services and liability claims against us.

We manufacture products to our customers' specifications that are highly complex and may at times contain design or manufacturing defects. Defects have been discovered in products we manufactured in the past and, despite our quality control and quality assurance efforts, defects may occur in the future. Defects in the products we manufacture, whether caused by a design, manufacturing or component defects, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects occur in large quantities or too frequently, our business reputation may also be tarnished. In addition, these defects may result in liability claims against us. Even if customers are responsible for the defects, they may or may not be able to assume responsibility for any costs or payments.

Our products are for the electronics industry, which produces technologically advanced products with short life cycles.

Factors affecting the electronics industry, in particular the short life cycle of products, could seriously harm our customers and, as a result, us. These factors include:

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards that result in short product life cycles
- the inability of our customers to develop and market their products, some of which are new and untested
- the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

Our business in the networking/datacommunication/telecom industry could be slowed by further government regulation of the communications industry.

The end-markets for most of our customers in the networking/datacommunication/telecom industry are subject to regulation by the Federal Communications Commission, as well as by various state agencies. The policies of these agencies can directly affect both the near-term and long-term profitability of the industry and therefore directly impact the demand for products that we manufacture.

Increased competition may result in decreased demand or prices for our services.

The electronics manufacturing services industry is highly competitive and has become more so as a result of excess capacity in the industry. We compete against numerous U.S. and foreign electronics manufacturing services providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidations and other changes in the electronics manufacturing services industry result in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors that may have significantly greater resources with which to compete against us.

Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

- respond more quickly to new or emerging technologies
- have greater name recognition, critical mass and geographic and market presence
- be better able to take advantage of acquisition opportunities
- adapt more quickly to changes in customer requirements
- devote greater resources to the development, promotion and sale of their services
- be better positioned to compete on price for their services.

We may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. As a result, competitors may have a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or increase their competition with us. Increased competition could result in price reductions, reduced sales and margins or loss of market share.

We depend on certain key personnel, and the loss of key personnel may harm our business.

Our success depends in large part on the continued service of our key technical and management personnel, and on our ability to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the development of new products and processes and the manufacture of existing products. The competition for these individuals is significant, and the loss of key employees could harm our business.

We may fail to successfully complete future acquisitions and may not successfully integrate acquired businesses, which could adversely affect our operating results.

Although we have previously grown through acquisitions, our current focus is on pursuing organic growth opportunities. If we were to pursue future growth through acquisitions, however, this would involve significant risks that could have a material adverse effect on us. These risks include:

Operating risks, such as the:

- inability to integrate successfully our acquired operations' businesses and personnel
- inability to realize anticipated synergies, economies of scale or other value
- difficulties in scaling up production and coordinating management of operations at new sites
- strain placed on our personnel, systems and resources
- possible modification or termination of an acquired business's customer programs, including cancellation of current or anticipated programs and
- loss of key employees of acquired businesses.

Financial risks, such as the:

- use of cash resources, or incurrence of additional debt and related interest expenses
- dilutive effect of the issuance of additional equity securities
- inability to achieve expected operating margins to offset the increased fixed costs associated with acquisitions, and/or inability to increase margins at acquired entities to Plexus' desired levels
- incurrence of large write-offs or write-downs
- impairment of goodwill and other intangible assets
- unforeseen liabilities of the acquired businesses.

Expansion of our business and operations may negatively impact our business.

We have expanded our presence in Malaysia and may further expand our operations by establishing or acquiring other facilities or by expanding capacity in our current facilities. We may expand both in geographical areas in which we currently operate and in new geographical areas within the United States and internationally. We may not be able to find suitable facilities on a timely basis or on terms satisfactory to us. Expansion of our business and operations involves numerous business risks, including:

- the inability to successfully integrate additional facilities or capacity and to realize anticipated synergies, economies of scale or other value
- additional fixed costs which may not be fully absorbed by the new business
- difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans
- creation of excess capacity, and the need to reduce capacity elsewhere if anticipated sales or opportunities do not materialize
- diversion of management's attention from other business areas during the planning and implementation of expansions
- strain placed on our operational, financial, management, technical and information systems and resources
- disruption in manufacturing operations
- incurrence of significant costs and expenses
- inability to locate sufficient customers or employees to support the expansion.

We may fail to secure necessary financing.

We maintain an Amended Secured Credit Facility with a group of banks, which allows us to borrow up to $150 million. However, we cannot be sure that the Amended Secured Credit Facility will provide all of the financing capacity that we will need in the future.

Our future success may depend on our ability to obtain additional financing and capital to support increased sales and our possible future growth. We may seek to raise capital by:

- issuing additional common stock or other equity securities
- issuing debt securities
- modifying existing credit facilities or obtaining new credit facilities
- a combination of these methods.

We may not be able to obtain capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to shareholders' ownership interests. Furthermore, any additional financing may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants, and our ability to meet any financing covenants will largely depend on our financial performance, which in turn will be subject to general economic conditions and financial, business and other factors.

Recently enacted changes in the securities laws and regulations are likely to increase costs.

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") that became law in July 2002 has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of the Sarbanes-Oxley Act, the SEC and the NASDAQ Stock Market have promulgated new rules in a variety of subjects. Compliance with these new rules has increased our legal and accounting costs, and we expect these increased costs to continue indefinitely. These developments may also make it more difficult for us to attract and retain qualified members of our board of directors or qualified executive officers.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as of September 30, 2005 and future year-ends as required by the Section 404 of the Sarbanes-Oxley Act, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of the our common stock.

As required by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. In addition, the public accounting firm auditing a company's financial statements must attest to and report on both management's assessment as to whether the company maintained effective internal control over financial reporting and on the effectiveness of the company's internal control over financial reporting.

We are currently undergoing a comprehensive effort to comply with Section 404 of the Sarbanes-Oxley Act. If we are unable to complete our assessment in a timely manner or if our independent auditors issue other than an unqualified opinion on the design, operating effectiveness or management's assessment of internal control over financial reporting, this could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our shares to decline. A weakness in Plexus' stock price could mean that investors will not be able to sell their shares at or above the prices that they paid. A weakness in stock price could also impair Plexus' ability in the future to offer common stock or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

The price of our common stock has been and may continue to be volatile.

Our stock price has fluctuated significantly in recent periods. The price of our common stock may fluctuate significantly in response to a number of events and factors relating to us, our competitors and the market for our services, many of which are beyond our control.

In addition, the stock market in general, and especially the NASDAQ Stock Market, along with share prices for technology companies in particular, have experienced extreme volatility, including weakness, that sometimes has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating results. Our stock price and the stock price of many other technology companies remain below their peaks.

Among other things, volatility and weakness in Plexus' stock price could mean that investors will not be able to sell their shares at or above the prices that they paid. Volatility and weakness could also impair Plexus' ability in the future to offer common stock or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange and interest rates. To reduce such risks, we selectively use financial instruments.

Foreign Currency Risk

We do not use derivative financial instruments for speculative purposes. Our policy is to selectively hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges. Our international operations create potential foreign exchange risk. As of September 30, 2004, we had no foreign currency contracts outstanding.

Our percentages of transactions denominated in currencies other than the U.S. dollar for the indicated periods were as follows:

	Fiscal year		
	2004	2003	2002
Net Sales	10%	8%	9%
Total Costs	14%	11%	11%

Interest Rate Risk

We have financial instruments, including cash equivalents and short-term investments, which are sensitive to changes in interest rates. We consider the use of interest-rate swaps based on existing market conditions. We currently do not use any interest-rate swaps or other types of derivative financial instruments to hedge interest rate risk.

The primary objective of our investment activities is to preserve principal, while maximizing yields without significantly increasing market risk. To achieve this, we maintain our portfolio of cash equivalents and short-term investments in a variety of highly rated securities, money market funds and certificates of deposit and limit the amount of principal exposure to any one issuer.

Our only material interest rate risk is associated with our secured credit facility. A 10 percent change in our weighted average interest rate on our average long-term borrowings would have had only a nominal impact on net interest expense in fiscal 2004, 2003 and 2002.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 on page 28.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: The Company maintains disclosure controls and procedures designed to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis. The Company's principal executive officer and principal financial officer have reviewed and evaluated, with the participation of the Company's management, the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in bringing to their attention on a timely basis material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act.

Internal Control Over Financial Reporting: As previously disclosed, the Company commenced a phased implementation of a global Enterprise Resource Planning (ERP) platform in fiscal 2001. Through September 30, 2004, four facilities have been converted to the ERP platform, including one facility converted in fiscal 2004. The conversion of the facility in fiscal 2004 and the related changes to the Company's internal control (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) did not have a material effect on, nor is it reasonably likely to materially affect, the Company's internal control over financial reporting. There have been no other changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company is currently undergoing a comprehensive effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Compliance is required for our fiscal year-end September 30, 2005. This effort includes documenting and testing of internal controls. During the course of these activities, the Company has identified certain internal control issues which management believes should be improved. The Company's review continues, but to date the Company has not identified any material weaknesses in its internal control as defined by the Public Company Accounting Oversight Board. The Company is nonetheless making improvements to its internal controls over financial reporting as a result of its review efforts. These planned improvements include additional information technology system controls, further formalization of policies and procedures, improved segregation of duties and additional monitoring controls.

The matters noted herein have been discussed with the Company's Audit Committee. The Company believes that it is taking the necessary steps to monitor and maintain appropriate internal control during periods of change.

ITEM 9B. OTHER INFORMATION.

On September 17, 2004, the Board's Compensation Committee approved the Plexus 2005 Variable Incentive Compensation Plan (the "2005 Plan"). The 2005 Plan provides for incentive bonuses to executive officers based on goals set for the corporation and the individual for fiscal 2005. (Another incentive plan covers key salaried employees.) Although different goals are set for fiscal 2005, the 2005 Plan is otherwise substantially similar in operation and concept to the 2004 Incentive Compensation Plan that was in effect for fiscal 2004. The 2005 Plan is filed as an exhibit to this report.

On November 18, 2004, the Board of Directors approved a change in directors' compensation. The annual board fee and annual fees for committee chairs were increased. Meeting fees were unchanged. The summary of the changes and new compensation structure was prepared on December 7, 2004; the summary is filed as an exhibit to this report.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information in response to this item is incorporated herein by reference to "Election of Directors" in the Registrant's Proxy Statement for its 2005 Annual Meeting of Shareholders ("2005 Proxy Statement") and from "Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance" in the 2005 Proxy Statement and "Executive Officers of the Registrant" in Part I hereof.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to "Election of Directors – Directors' Compensation" and "Executive Compensation" in the 2005 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" and Executive Compensation – Equity Compensation Plan Information" in the 2005 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

Incorporated herein by reference to "Certain Transactions" in the 2005 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference to the subheading "Fees and Services" under "Auditors" in the 2005 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed

Financial Statements and Financial Statement Schedules. See following list of Financial Statements and Financial Statement Schedules on page 29.

(b) Exhibits. See Exhibit Index included as the last page of this report, which index is incorporated herein by reference

PLEXUS CORP.
List of Financial Statements and Financial Statement Schedules
September 30, 2004

Contents **Pages**

Report of Independent Registered Public Accounting Firm

To the Shareholders and
Board of Directors
of Plexus Corp.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Plexus Corp. and its subsidiaries at September 30, 2004 and September 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2002.

PricewaterhouseCoopers LLP

Milwaukee, WI
November 17, 2004

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2004, 2003 and 2002
(in thousands, except per share data)

	2004	2003	2002
Net sales	$1,040,858	$ 807,837	$ 883,603
Cost of sales	954,080	754,872	802,283
Gross profit	86,778	52,965	81,320
Operating expenses:			
Selling and administrative expenses	68,259	65,152	66,921
Amortization of goodwill	-	-	5,203
Restructuring and impairment costs	9,303	59,344	12,581
Acquisition and merger costs	-	-	251
	77,562	124,496	84,956
Operating income (loss)	9,216	(71,531)	(3,636)
Other income (expense):			
Interest expense	(3,080)	(2,817)	(3,821)
Miscellaneous	1,475	2,624	1,631
Income (loss) before income taxes and cumulative effect of change in accounting for goodwill	7,611	(71,724)	(5,826)
Income tax expense (benefit)	39,191	(27,228)	(1,753)
Loss before cumulative effect of change in accounting for goodwill	(31,580)	(44,496)	(4,073)
Cumulative effect of change in accounting for goodwill, net of income tax benefit of $4,755	-	(23,482)	-
Net loss	$ (31,580)	$ (67,978)	$ (4,073)
Earnings per share:			
Basic:			
Loss before cumulative effect of change in accounting for goodwill	$ (0.74)	$ (1.05)	$ (0.10)
Cumulative effect of change in accounting for goodwill	-	(0.56)	-
Net loss	$ (0.74)	$ (1.61)	$ (0.10)
Diluted:			
Loss before cumulative effect of change in accounting for goodwill	$ (0.74)	$ (1.05)	$ (0.10)
Cumulative effect of change in accounting for goodwill	-	(0.56)	-
Net loss	$ (0.74)	$ (1.61)	$ (0.10)
Weighted average shares outstanding:			
Basic	42,961	42,284	41,895
Diluted	42,961	42,284	41,895

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of September 30, 2004 and 2003
(in thousands, except per share data)

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,924	$ 58,993
Short-term investments	4,005	19,701
Accounts receivable, net of allowances of $2,000 and $4,100, respectively	148,301	111,125
Inventories	173,518	136,515
Deferred income taxes	1,727	23,723
Prepaid expenses and other	5,972	8,326
Total current assets	374,447	358,383
Property, plant and equipment, net	129,586	131,510
Goodwill	34,179	32,269
Deferred income taxes	-	24,921
Other	7,496	5,971
Total assets	$545,708	$553,054
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of capital lease obligations	$ 811	$ 958
Accounts payable	100,588	91,445
Customer deposits	11,952	14,779
Accrued liabilities:		
Salaries and wages	26,050	17,133
Other	19,686	23,753
Total current liabilities	159,087	148,068
Capital lease obligations, net of current portion	23,160	23,502
Other liabilities	12,048	10,468
Commitments and contingencies (Notes 9 and 12)	-	-
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized, none issued or outstanding	-	-
Common stock, $.01 par value, 200,000 shares authorized, and 43,184 and 42,607 issued and outstanding, respectively	432	426
Additional paid-in capital	267,925	261,214
Retained earnings	71,260	102,840
Accumulated other comprehensive income	11,796	6,536
	351,413	371,016
Total liabilities and shareholders' equity	$545,708	$553,054

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
for the years ended September 30, 2004, 2003 and 2002
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balances, October 1, 2001	**41,757**	**$ 418**	**$251,932**	**$ 174,891**	**$ (389)**	**$ 426,852**
Comprehensive income (loss):						
Net loss	-	-	-	(4,073)	-	(4,073)
Foreign currency hedges and translation adjustments	-	-	-	-	3,277	3,277
Other	-	-	-	-	(21)	(21)
Total comprehensive loss						(817)
Issuance of common stock under Employee Stock Purchase Plan	132	1	2,398	-	-	2,399
Exercise of stock options, including tax benefits	141	1	2,254	-	-	2,255
Balances, September 30, 2002	**42,030**	**420**	**256,584**	**170,818**	**2,867**	**430,689**
Comprehensive income (loss):						
Net loss	-	-	-	(67,978)	-	(67,978)
Foreign currency hedges and translation adjustments	-	-	-	-	3,667	3,667
Other	-	-	-	-	2	2
Total comprehensive loss						(64,309)
Issuance of common stock under Employee Stock Purchase Plan	253	3	1,939	-	-	1,942
Exercise of stock options, including tax benefits	324	3	2,691	-	-	2,694
Balances, September 30, 2003	**42,607**	**426**	**261,214**	**102,840**	**6,536**	**371,016**
Comprehensive income (loss):						
Net loss	-	-	-	(31,580)	-	(31,580)
Foreign currency translation adjustments	-	-	-	-	5,260	5,260
Total comprehensive loss						(26,320)
Issuance of common stock under Employee Stock Purchase Plan	186	2	1,971	-	-	1,973
Exercise of stock options, including tax benefits	391	4	4,740	-	-	4,744
Balances, September 30, 2004	**43,184**	**$ 432**	**$267,925**	**$ 71,260**	**$ 11,796**	**$ 351,413**

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2004, 2003 and 2002
(in thousands)

	2004	2003	2002
Cash flows from operating activities			
Net loss	$ (31,580)	$ (67,978)	$ (4,073)
Adjustments to reconcile net loss to net cash flows from operating activities:			
Depreciation and amortization	25,449	27,135	36,604
Cumulative effect of change in accounting for goodwill	-	28,237	-
Non-cash goodwill and asset impairments	2,106	38,046	4,890
Net (repurchases) sales under asset securitization facility	-	(16,612)	(6,305)
Income tax benefit of stock option exercises	1,508	926	984
Provision for accounts receivable allowances	-	438	2,994
Deferred income taxes	46,946	(27,006)	(4,352)
Changes in assets and liabilities:			
Accounts receivable	(35,492)	1,861	33,444
Inventories	(35,700)	(41,852)	50,610
Prepaid expenses and other	1,230	6,309	(3,462)
Accounts payable	1,526	23,554	7,504
Customer deposits	(2,847)	868	(2,152)
Accrued liabilities and other	5,502	6,121	13,769
Cash flows provided by (used in) operating activities	(21,352)	(19,953)	130,455
Cash flows from investing activities			
Purchases of short-term investments	(86,903)	(105,236)	(52,550)
Sales and maturities of short-term investments	102,599	138,560	20,300
Payments for property, plant and equipment	(18,086)	(22,372)	(30,760)
Proceeds on sale of property, plant and equipment	-	2,665	561
Payments for business acquisitions, net of cash acquired	-	-	(41,985)
Cash flows provided by (used in) investing activities	(2,390)	13,617	(104,434)
Cash flows from financing activities			
Proceeds from debt	159,752	-	190,437
Payments on debt and capital lease obligations	(160,753)	(2,749)	(242,797)
Proceeds from exercise of stock options	3,236	1,768	1,271
Issuances of common stock under Employee Stock Purchase Plan	1,973	1,942	2,399
Cash flows provided by (used in) financing activities	4,208	961	(48,690)
Effect of foreign currency translation on cash	1,465	1,021	1,425
Net decrease in cash and cash equivalents	(18,069)	(4,354)	(21,244)
Cash and cash equivalents, beginning of year	58,993	63,347	84,591
Cash and cash equivalents, end of year	$ 40,924	$ 58,993	$ 63,347

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Description of Business: Plexus Corp. together with its subsidiaries, (the "Company") provides product realization services to original equipment manufacturers (OEMs) and other technology companies in the networking/ datacommunications/telecom, medical, industrial/commercial, computer, and transportation/other industries. The Company provides advanced electronics design, manufacturing and testing services to its customers with a focus on complex, high technology and high reliability products. The Company offers its customers the ability to outsource all stages of product realization, including: development and design services, materials procurement and management, prototyping, and new product introduction, testing, manufacturing, configuration, logistics and test/repair.

We provide most of our contract manufacturing services on a turnkey basis, which means we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Other than certain test equipment used for internal manufacturing, we do not design or manufacture our own proprietary products.

Consolidation Principles: The consolidated financial statements include the accounts of Plexus Corp. and its subsidiaries. All significant intercompany transactions have been eliminated.

Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments include investment-grade short-term debt instruments with original maturities greater than three months. Short-term investments are generally comprised of securities with contractual maturities greater than one year but with optional or early redemption provisions or rate reset provisions within one year.

Investments in debt securities are classified as "available-for-sale." Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of the related income tax effect. For fiscal 2004, 2003 and 2002, unrealized or realized gains and losses were not material.

As of September 30, 2004 and 2003, cash and cash equivalents included the following securities (in thousands):

	2004	2003
Money market funds and other	$ 15,797	$ 22,757
U.S. corporate and bank debt	16,297	28,877
State and municipal securities	-	4,000
	$ 32,094	$ 55,634

Short-term investments as of September 30, 2004 and 2003 consist primarily of state and municipal securities.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. Customers may cancel their orders, change production quantities or delay production for a number of reasons that are beyond the Company's control. Any of these, or certain additional actions, could impact the valuation of inventory. Any actions taken by the Company's customers that could impact the value of its inventory are considered when determining the lower of cost or market valuations.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements	15-50 years
Machinery and equipment	3-10 years
Computer hardware and software	3-10 years

Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense (see Note 3) and the financing component of the lease payments is classified as interest expense.

For the capitalization of software costs, the Company follows Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use." The Company capitalizes significant costs incurred in the acquisition or development of software for internal use, including the costs of the software, consultants and payroll and payroll related costs for employees directly involved in developing internal use computer software once the final selection of the software is made (see Note 3). Costs incurred prior to the final selection of software and costs not qualifying for capitalization are expensed as incurred.

Goodwill and Other Intangible Assets: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective October 1, 2002. Under SFAS No. 142, beginning October 1, 2002, the Company no longer amortizes goodwill and intangible assets with indefinite useful lives, but instead, tests those assets for impairment at least annually, with any related loss recognized in earnings when incurred. Recoverability of goodwill is measured at the reporting unit level. The Company's goodwill was assigned to three reporting units: San Diego, California ("San Diego"), Juarez, Mexico ("Juarez") and Kelso, Scotland and Maldon, England ("United Kingdom"). As of September 30, 2004, only the Juarez and United Kingdom reporting units had goodwill remaining.

SFAS No. 142 required the Company to perform a transitional goodwill impairment evaluation that required the Company to perform an assessment of whether there was an indication of goodwill impairment as of the date of adoption. The Company completed the evaluation and concluded that it had goodwill impairments related to San Diego and Juarez, since the estimated fair value based on expected future discounted cash flows to be generated from each reporting unit was significantly less than their respective carrying value.

The Company then compared the respective carrying amounts of San Diego's and Juarez's goodwill to the implied fair value of each reporting unit's respective goodwill. The implied fair value was determined by allocating the fair value to each respective reporting unit's assets and liabilities in a manner similar to a purchase price allocation for an acquired business. Both values were measured at the date of adoption. The Company identified $28.2 million of transitional impairment losses ($23.5 million, net of income tax benefits) related to San Diego and Juarez, which were recognized as a cumulative effect of a change in accounting for goodwill in the Consolidated Statements of Operations.

The Company is required to perform goodwill impairment tests at least on an annual basis, for which the Company selected the third quarter of each fiscal year, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. In the first quarter of fiscal 2003, $5.6 million of goodwill was impaired as a result of the Company's decision to close the San Diego facility (see Note 10). The Company's fiscal year 2004 and 2003 annual impairment tests did not result in any further impairment. However, no assurances can be given that future impairment tests of goodwill will not result in an impairment.

The following sets forth a reconciliation of net income (loss) and earnings per share information for fiscal 2004, 2003 and 2002, adjusted to exclude goodwill amortization, net of income taxes (in thousands, except per share data):

	2004	2003	2002
Reported loss before cumulative effect of change in accounting for goodwill	$ (31,580)	$ (44,496)	$ (4,073)
Add back: goodwill amortization, net of income taxes	-	-	4,375
Adjusted loss before cumulative effect of change in accounting for goodwill	(31,580)	(44,496)	302
Cumulative effect of change in accounting for goodwill, net of income taxes	-	(23,482)	-
Adjusted net income (loss)	$ (31,580)	$ (67,978)	$ 302
Basic weighted average common shares outstanding	42,961	42,284	41,895
Dilutive effect of stock options	-	-	1,223
Diluted weighted average shares outstanding	42,961	42,284	43,118
Basic earnings per share:			
Reported loss before cumulative effect of change in accounting for goodwill	$ (0.74)	$ (1.05)	$ (0.10)
Add back: goodwill amortization, net of income taxes	-	-	0.10
Adjusted income (loss) before cumulative effect of change in accounting for goodwill	(0.74)	(1.05)	-
Cumulative effect of change in accounting for goodwill, net of income taxes	-	(0.56)	-
Adjusted net income (loss)	$ (0.74)	$ (1.61)	$ -
Diluted earnings per share:			
Reported loss before cumulative effect of change in accounting for goodwill	$ (0.74)	$ (1.05)	$ (0.10)
Add back: goodwill amortization, net of income taxes	-	-	0.10
Adjusted income (loss) before cumulative effect of change in accounting for goodwill	(0.74)	(1.05)	-
Cumulative effect of change in accounting for goodwill, net of income taxes	-	(0.56)	-
Adjusted net income (loss)	$ (0.74)	$ (1.61)	$ -

The changes in the carrying amount of goodwill for fiscal years ended September 30, 2004 and 2003 are as follows (in thousands):

Balance as of October 1, 2002	$ 64,957
Cumulative effect of change in accounting for goodwill	(28,237)
Impairment charge (See Note 10)	(5,595)
Foreign currency translation adjustments	1,144
Balance as of September 30, 2003	32,269
Foreign currency translation adjustments	1,910
Balance as of September 30, 2004	$ 34,179

The Company has a nominal amount of identifiable intangibles that are subject to amortization. These intangibles relate to patents with useful lives of twelve years. The Company has no intangibles, except goodwill, that are not subject to amortization. During fiscal 2004, there were no additions to intangible assets. Intangible asset amortization expense was nominal for fiscal 2004, 2003 and 2002.

Impairment of Long-Lived Assets: The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective October 1, 2002. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed in SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of, but requires that its depreciable life be revised in accordance with APB Opinion No. 20 "Accounting Changes." Impairment charges recorded in fiscal 2003 against the carrying value of certain of the Company's long-lived assets are discussed in Note 10.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including sales and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include decreases in future performance or industry demand and the restructuring of the Company's operations.

Revenue Recognition: Net sales from manufacturing services are generally recognized upon shipment of the manufactured product to the Company's customers, under contractual terms, which are generally FOB shipping point. Upon shipment, title transfers and the customer assumes risks and rewards of ownership of the product. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations are fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts of twelve months or less duration, are recognized as costs are incurred utilizing the percentage-of-completion method; any losses are recognized when anticipated. Progress towards completion of product design and development contracts is based on units of work for labor content and costs incurred for component content. Net sales from engineering design and development services were less than ten percent of total sales in fiscal 2004, 2003 and 2002.

Sales are recorded net of estimated returns of manufactured product based on management's analysis of historical returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling. The corresponding shipping and handling costs are included in cost of sales.

Restructuring Costs: From time to time, the Company has recorded restructuring costs in response to the reduction in its sales levels and reduced capacity utilization. These restructuring charges included employee severance and benefit costs, costs related to plant closings, including leased facilities that will be abandoned (and subleased, as applicable), and impairment of equipment. Prior to January 1, 2003, severance and benefit costs were recorded in accordance with Emerging Issues Task Force ("EITF") 94-3. For leased facilities that were abandoned and subleased, the estimated lease loss was accrued for future remaining lease payments subsequent to abandonment, less any estimated sublease income. As of September 30, 2004, the significant facilities which the Company plans to sublease have not yet been subleased and, accordingly, the Company's estimates of expected sublease income could change based on factors that affect its ability to sublease those facilities such as general economic conditions and the real estate market, among others.

Subsequent to December 31, 2002, costs associated with a restructuring activity are recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The timing and related recognition of recording severance and benefit costs that are not presumed to be an ongoing benefit as defined in SFAS No. 146, depends on whether employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. The Company concluded that it had a substantive severance plan based upon past severance practices; therefore, certain severance and benefit costs were recorded in accordance with SFAS No. 112, "Employer's Accounting for Postemployment Benefits," which resulted in the recognition of a liability as the severance and benefit costs arose from an existing condition or situation and the payment was both probable and reasonably estimated.

For leased facilities that will be abandoned and subleased, a liability for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could be reasonably obtained for the property, is recognized and measured at its fair value. For contract termination costs, including costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity, a liability for future remaining payments under the contract is recognized and measured at its fair value.

The recognition of restructuring costs requires that the Company make certain judgments and estimates regarding the nature, timing and amount of cost associated with the planned exit activity. If actual results in exiting these facilities differ from the Company's estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recording of additional restructuring costs or the reduction of liabilities already recorded. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized (see Note 5). Realization of deferred income tax assets is dependent on our ability to generate future taxable income.

Foreign Currency: For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at year-end, with net sales, expenses and cash flows translated at the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of accumulated other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in the statement of operations. Exchange gains and losses on foreign currency transactions were not significant for the years ended September 30, 2004, 2003 and 2002, respectively.

Derivatives: The Company periodically enters into derivative contracts, primarily foreign currency forward, call and put contracts which are designated as cash-flow hedges. The changes in fair value of these contracts, to the extent the hedges are effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. These amounts were not material during fiscal 2004, 2003 and 2002.

Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income (loss). The computation of diluted earnings per common share reflects additional dilution from stock options, unless such shares are antidilutive.

Stock-based Compensation: In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" was issued. SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation and is effective for fiscal years ending after December 15, 2002. In addition, SFAS No. 148 requires prominent disclosures in both annual and interim financial statements about the effects on reported net income of an entity's method of accounting for stock-based employee compensation. The disclosure provisions were effective for the Company in the second quarter of fiscal 2003. The Company did not effect a voluntary change in accounting to the fair value method, and, accordingly, the adoption of SFAS No. 148 did not have a significant impact on the Company's results of operations or financial position.

The Company accounts for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense related to the stock option plans has been recognized in the Consolidated Statements of Operations. The Company's stock-based employee compensation plans are more fully described in Note 11. The following sets forth a reconciliation of net loss and earnings per share information for fiscal 2004, 2003 and 2002 had the Company recognized compensation expense based on the fair value at the grant date for awards under the plans, estimated at the date of grant using the Black-Scholes option pricing method (in thousands, except per share amounts).

	Years ended September 30,		
	2004	2003	2002
Net loss as reported	$(31,580)	$ (67,978)	$ (4,073)
Add: stock-based employee compensation expense included in reported net loss, net of related income tax effect	-	-	-
Deduct: total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(9,542)	(9,042)	(9,947)
Proforma net loss	$ (41,122)	$(77,020)	$(14,020)
Earnings per share:			
Basic, as reported	$ (0.74)	$ (1.61)	$ (0.10)
Basic, proforma	$ (0.96)	$ (1.82)	$ (0.33)
Diluted, as reported	$ (0.74)	$ (1.61)	$ (0.10)
Diluted, proforma	$ (0.96)	$ (1.82)	$ (0.33)
Weighted average shares:			
Basic	42,961	42,284	41,895
Diluted	42,961	42,284	41,895

New Accounting Pronouncements: In November 2002, the EITF reached a consensus regarding EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, but also how the arrangement's consideration should be allocated among separate units. The pronouncement was effective for the Company commencing with its first quarter of fiscal year 2004 but did not have a material impact on its consolidated results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51," which provides guidance on the identification of and reporting for variable interest entities. In December 2003, the FASB issued a revised Interpretation No. 46, which expands the criteria for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46 became effective for the Company in the second fiscal quarter of 2004. The Company's adoption of Interpretation No. 46 did not have an impact on its consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of the Statement, which previously were often classified as equity, must now be classified as liabilities. In November 2003, Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 150-3 deferred indefinitely the effective date of SFAS No. 150 for applying the provisions of the Statement for certain mandatorily redeemable non-controlling interests. However expanded disclosures are required during the deferral period. The Company does not have financial instruments with mandatorily redeemable non-controlling interests.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supercedes SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force (EITF) 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB No. 104 rescinds the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" document issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. The adoption of this bulletin did not have a significant impact on the Company's consolidated results of operations or financial position.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Accounts payable and accrued liabilities are reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. Accounts receivables are reflected at net realizable value based on anticipated losses due to potentially uncollectible balances. Anticipated losses are based on management's analysis of historical losses and changes in customer credit status. The fair value of capital lease obligations is approximately $25.4 million and $26.0 million as of September 30, 2004 and 2003, respectively. The Company uses quoted market prices when available or discounted cash flows to calculate these fair values.

Business and Credit Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short-term investments and trade accounts receivable. The Company's cash, cash equivalents and short-term investments are managed by recognized financial institutions that follow the Company's investment policy. Such investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 13. The Company, at times, requires advanced cash deposits for services performed. The Company also closely monitors extensions of credit.

Related Party Transactions: The Company holds a minority equity interest in MemoryLink Corp. ("MemoryLink"). The minority equity interest represents less than a ten percent ownership interest in MemoryLink and is accounted for under the cost method. The Company had nominal sales to MemoryLink during fiscal 2004 and 2003 and no sales in fiscal 2002. The Company received the minority equity interest in fiscal 2002, as settlement for accounts receivable that had been previously written off. Due to uncertainty regarding MemoryLink's financial viability, the Company recorded the minority equity interest at a zero value.

Reclassifications: Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the 2004 presentation.

2. Inventories

Inventories as of September 30, 2004 and 2003, consist of (in thousands):

	2004	2003
Assembly parts	$ 115,094	$ 88,562
Work-in-process	46,382	41,514
Finished goods	12,042	6,439
	$ 173,518	$ 136,515

3. Property, Plant and Equipment

Property, plant and equipment as of September 30, 2004 and 2003, consist of (in thousands):

	2004	2003
Land, buildings and improvements	$ 73,813	$ 66,614
Machinery, and equipment	119,761	119,788
Computer hardware and software	58,512	57,576
Construction in progress	13,812	7,079
	265,898	251,057
Less accumulated depreciation and amortization	136,312	119,547
	$129,586	$131,510

As of September 30, 2004 and 2003, computer hardware and software includes $24.1 million and $21.9 million, respectively, related to a new enterprise resource planning platform ("ERP"). As of September 30, 2004 and 2003, construction in process includes $6.3 million and $6.1 million, respectively, of software implementation costs related to the new ERP platform. The conversion timetable and future project scope remain subject to change based upon our evolving needs and sales levels. Fiscal 2004, 2003 and 2002 amortization of the new ERP platform totaled $2.7, $0.7 million and $0, respectively.

Assets held under capital leases and included in property, plant and equipment as of September 30, 2004 and 2003, consist of (in thousands):

	2004	2003
Buildings and improvements	$23,945	$23,400
Machinery and equipment	1,775	1,834
	25,720	25,234
Less accumulated amortization	3,914	3,240
	$21,806	$21,994

The above table includes a manufacturing facility in San Diego, which was closed during fiscal 2003 (see Note 10) and is no longer used for operating purposes. The Company subleased a portion of the facility during fiscal 2003 and is attempting to sublease the remaining portion. The portion of the San Diego facility that is subleased is recorded at the net present value of the sublease income. The portion of the facility awaiting sublease is recorded at the net present value of the estimated sublease income. The net book value of the subleased portion of the San Diego facility is reduced on a monthly basis by the amortization of the sublease income. No amortization is recorded on the vacant portion of the San Diego facility. The net book value of the San Diego facility, adjusted for impairment, is approximately $15.4 million as of September 30, 2004.

Amortization of assets held under capital leases totaled $0.7, $1.6 million and $2.7 million for fiscal 2004, 2003 and 2002, respectively. There were no capital lease additions in fiscal 2004 or 2003. Capital lease additions of $1.5 million for fiscal 2002 have been treated as non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

As of September 30, 2004, accounts payable includes approximately $6.5 million related to the purchase of property, plant and equipment and have been treated as non-cash transactions for purposes of the Consolidated Statement of Cash Flow.

4. Capital Lease Obligations and Other Financing

Capital lease obligations as of September 30, 2004 and 2003, consist of (in thousands):

	2004	2003
Capital lease obligations with a weighted average interest rate of 9.2% for both years	$ 23,971	$ 24,460
Less current portion	811	958
	$ 23,160	$ 23,502

The capital lease obligations are for certain equipment and manufacturing facilities, located in the UK and San Diego, which have been recorded as capital leases and expire on various dates through 2016 subject to renewal options. The aggregate scheduled maturities of the Company's debt and its obligations under capital leases as of September 30, 2004, are as follows (in thousands):

2005	$ 2,980
2006	2,961
2007	3,036
2008	3,112
2009	3,190
Thereafter	27,726
	43,005
Interest portion of capital leases	19,034
Total	$ 23,971

On October 22, 2003, the Company entered into a secured three-year revolving credit facility (the "Secured Credit Facility") with a group of banks that allows the Company to borrow up to $100 million. Borrowings under the Secured Credit Facility may be either through revolving or swing loans or letter of credit obligations. The Secured Credit Facility is secured by substantially all of the Company's domestic working capital assets and a pledge of 65 percent of the stock of the Company's foreign subsidiaries. Interest on borrowings varies with usage and begins at the Prime rate, as defined, or LIBOR plus 1.5 percent. The Company is also required to pay an annual commitment fee of 0.5 percent of the unused credit commitment. The Secured Credit Facility contains certain financial covenants, which include a maximum total leverage ratio, a $40.0 million minimum balance of domestic cash or marketable securities, a minimum tangible net worth and a minimum adjusted EBITDA, as defined in the agreement.

The Company amended the Secured Credit Facility in October 2003, and in April, July, August and November 2004, to revise certain terms and covenants (the "Amended Secured Credit Facility"). The most significant amendments occurred in July 2004, and included an increase in the maximum borrowing amount to $150 million from $100 million, an approximate one-year extension of the maturity of the Amended Secured Credit Facility to October 31, 2007, elimination of the requirement to maintain a $40 million minimum balance of domestic cash or marketable securities, modification of a minimum adjusted EBITDA and a maximum total leverage ratio (not to exceed 2.5 times adjusted EBITDA), all as defined in the amended agreement. In addition, the interest rate on borrowings will vary depending upon the Company's then-current total leverage ratio; before amendment, the rate varied with usage. Origination fees and expenses totaled approximately $1.2 million, which have been deferred and are being amortized to interest expense over the term of the Amended Secured Credit Facility.

Effective December 26, 2002, the Company terminated its prior credit facility ("Old Credit Facility"). No amounts were outstanding during the first quarter of fiscal 2003 prior to the termination of the Old Credit Facility. Termination of the Old Credit Facility was occasioned by anticipated noncompliance with the minimum interest expense coverage ratio covenant as of December 31, 2002, as a result of restructuring costs incurred in the first quarter of fiscal 2003 (see Note 10). As a result of the termination of the Old Credit Facility, the Company wrote off unamortized deferred financing costs of approximately $0.5 million.

In fiscal 2001, the Company entered into an amended agreement to sell up to $50 million of trade accounts receivable without recourse to a wholly owned limited-purpose subsidiary of the Company. In September 2003, the asset securitization facility expired; therefore, the Company did not incur financing costs under it in fiscal 2004. During fiscal 2003 and 2002, the Company incurred financing costs of $0.4 million and $0.6 million, respectively, under the former asset securitization facility. Net borrowings/(repayments) under the agreement are included in the cash flows from operating activities in the accompanying Consolidated Statements of Cash Flows.

Cash paid for interest in fiscal 2004, 2003 and 2002 was $3.1 million, $2.8 million and $4.4 million, respectively.

5. Income Taxes

The domestic and foreign components of income (loss) before income tax expenses for fiscal 2004, 2003 and 2002 consists of (in thousands):

	2004	2003	2002
U.S. income (loss) before income taxes	$ (69)	$ (66,823)	$ (5,729)
Foreign income (loss) before income taxes	7,680	(4,901)	(97)
	$ 7,611	$ (71,724)	$ (5,826)

Income tax expense (benefit) for fiscal 2004, 2003 and 2002 consists of (in thousands):

	2004	2003	2002
Currently payable (receivable):			
Federal	$ 563	$ 2,096	$ 1,835
State	-	-	97
Foreign	839	(69)	1,361
	1,402	2,027	3,293
Deferred:			
Federal expense (benefit)	28,531	(25,094)	322
State expense (benefit)	8,253	(3,800)	(3,902)
Foreign expense (benefit)	1,005	(361)	(1,466)
	37,789	(29,255)	(5,046)
	$ 39,191	$ (27,228)	$ (1,753)

Following is a reconciliation of the federal statutory income tax rate to the effective income tax rates reflected in the Consolidated Statements of Operations for fiscal 2004, 2003 and 2002:

	2004	2003	2002
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income taxes, net of Federal income tax benefit	(1.3)	4.2	26.4
Foreign income and tax rate differences	(34.7)	0.3	(13.2)
Resolution of prior year tax matters and tax contingencies	30.3	(1.9)	(0.6)
Non-deductible goodwill and merger costs	-	0.2	(21.8)
Valuation allowance	483.8	-	-
Other, net	1.9	0.2	4.3
Effective income tax rate	515.0%	38.0%	30.1%

The components of the net deferred income tax asset as of September 30, 2004 and 2003, consist of (in thousands):

	2004	2003
Deferred income tax assets:		
Inventories	$ 5,182	$ 6,413
Accrued benefits	4,439	4,303
Allowance for bad debts	705	1,438
Loss carryforwards	22,291	36,084
Other	6,229	5,049
Total gross deferred income tax assets	38,846	53,287
Less valuation allowance	(36,818)	-
Net deferred income tax assets	2,028	53,287
Deferred income tax liabilities:		
Property, plant and equipment	301	4,643
Net deferred income tax asset	$ 1,727	$ 48,644

During the fourth quarter of fiscal 2004, the Company established a valuation allowance on all its U.S. deferred income tax assets. SFAS No. 109, "Accounting for Income Taxes", and relevant interpretations of SFAS No. 109, require that a valuation allowance be provided when it is more likely than not that the related income tax assets will not be utilized. Under SFAS No. 109, unless specific exceptions apply, historical operating results are a strong indicator of a company's ability to generate future taxable income. In both fiscal 2003 and 2002, the Company had a net loss. In fiscal 2004, although the Company achieved substantial sales and gross profit improvement, its fiscal 2004 restructuring and impairment actions (see Note 10) resulted in nominal operating income, a net loss in the U.S. for income tax purposes and anticipated additional restructuring charges that will be recorded in fiscal 2005. Consequently, the Company recorded a full valuation allowance on its net U.S. deferred income tax assets in fiscal 2004. The Company will continue to assess the need for a valuation allowance on these deferred income tax assets in the future. The remaining net deferred income tax assets at September 30, 2004 represent only net foreign deferred income tax assets for which realization is considered more likely than not.

The Company has been granted tax holidays for its Malaysian and Chinese subsidiaries. These tax holidays expire in 2006 and 2013, respectively, and are subject to certain conditions with which the Company expects to comply. The Company has applied for an extension of its Malaysian tax holiday.

The Company does not provide for taxes which would be payable if undistributed earnings of foreign subsidiaries were remitted because the Company considers these earnings to be invested for an indefinite period. The aggregate undistributed earnings of the Company's foreign subsidiaries for which a deferred income tax liability has not been recorded is approximately $15.3 million as of September 30, 2004.

In October 2004, the Working Families Tax Relief Act of 2004 and the American Jobs Creation Act of 2004 became law in the U.S. This legislation provides for a number of changes in U.S. tax laws. In accordance with SFAS No. 109, effects of this new legislation will be reflected in the Company's financial statements beginning in the period of the law's enactment in October 2004. Management is presently reviewing this new legislation to determine the impacts on Plexus and its operations.

As of September 30, 2004, the Company has approximately $135 million of state net operating loss carryforwards that expire between 2007 and 2024 and $43 million of federal net operating loss carryforwards that expire in varying amounts in 2023 and 2024.

Cash paid for income taxes in fiscal 2004, 2003 and 2002 was $1.3 million, $0.3 million and $5.2 million, respectively.

6. Shareholders' Equity

Pursuant to Board of Directors' approval, the Company has a common stock buyback program that permits it to acquire up to 6.0 million shares for an amount not to exceed $25.0 million. To date, no shares have been repurchased.

Income tax benefits attributable to stock options exercised are recorded as an increase in additional paid-in capital.

7. Earnings Per Share

The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Years ended September 30,		
	2004	2003	2002
Earnings:			
Loss before cumulative effect of change in accounting for goodwill	$ (31,580)	$ (44,496)	$ (4,073)
Cumulative effect of change in accounting for goodwill, net of income taxes	-	(23,482)	-
Net loss	$ (31,580)	$ (67,978)	$ (4,073)
Basic weighted average common shares outstanding	42,961	42,284	41,895
Dilutive effect of stock options	-	-	-
Diluted weighted average shares outstanding	42,961	42,284	41,895
Basic earnings per share:			
Loss before cumulative effect of change in accounting for goodwill	$ (0.74)	$ (1.05)	$ (0.10)
Cumulative effect of change in accounting for goodwill, net of income taxes	-	(0.56)	-
Net loss	$ (0.74)	$ (1.61)	$ (0.10)
Diluted earnings per share:			
Loss before cumulative effect of change in accounting for goodwill	$ (0.74)	$ (1.05)	$ (0.10)
Cumulative effect of change in accounting for goodwill, net of income taxes	-	(0.56)	-
Net loss	$ (0.74)	$ (1.61)	$ (0.10)

For the years ended September 30, 2004, 2003 and 2002, stock options to purchase approximately 3.0 million, 3.2 million and 3.0 million shares of common stock, respectively, were outstanding, but were not included in the computation of diluted earnings per share because their effect would be antidilutive.

8. Acquisitions and Mergers

Acquisitions: In January 2002, the Company acquired certain assets of MCMS, Inc. ("MCMS"), an electronics manufacturing services provider, for approximately $42 million in cash. The assets purchased from MCMS include manufacturing operations in Penang, Malaysia; Xiamen, China; and Nampa, Idaho. The Company acquired these assets primarily to provide electronic manufacturing services in Asia and increase its customer base. The Company recorded the acquisition utilizing the accounting principles promulgated by SFAS No.'s 141 and 142. The consideration for this acquisition did not include the assumption of any interest-bearing debt but included the assumption of total liabilities of approximately $7.2 million. The Company allocated the purchase price primarily to accounts receivable, inventory and property, plant and equipment, based on a number of factors, including a third-party valuation. The results from MCMS' operations are reflected in the Company's financial statements from the date of acquisition. No goodwill resulted from this acquisition. The Company incurred approximately $0.3 million of acquisition costs during fiscal 2002 associated with the acquisition of the MCMS operations. Due to unique aspects of this acquisition, pro forma financial information is not meaningful and is therefore not presented. The factors leading to this determination included the selective MCMS assets acquired by the Company, the limited assumption of liabilities and the exclusion of certain customer relationships which were formerly significant to MCMS.

9. Operating Lease Commitments

The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2016. Rent expense under all operating leases for fiscal 2004, 2003 and 2002 was approximately $11.2 million, $14.1 million and $14.6 million, respectively. Renewal and purchase options are available on certain of these leases. Rental income from subleases amounted to $1.5 million, $1.3 million and $1.0 million in fiscal 2004, 2003 and 2002, respectively.

Future minimum annual payments on operating leases are as follows (in thousands):

2005	$14,754
2006	12,731
2007	10,697
2008	7,972
2009	7,318
Thereafter	24,601
	$78,073

For certain leased facilities that were abandoned as result of restructuring actions (see Note 10), the Company accrued estimated losses for future remaining lease payments subsequent to abandonment, less any estimated sublease income. The above table of future minimum annual payments on operating leases includes future payments totaling $9.5 million that are reflected as an obligation for lease exit costs as of September 30, 2004 in the accompanying Consolidated Balance Sheets.

10. Restructuring and Impairment Costs

Fiscal 2004 Restructuring and Impairment Costs: During fiscal 2004, the Company recorded pre-tax restructuring and impairment costs of $9.3 million. The restructuring costs were primarily associated with additional lease obligations for two previously abandoned facilities near Seattle, Washington (the "Seattle facilities"), the planned closure of the Company's Bothell, Washington ("Bothell") engineering and manufacturing facility, the write-down of certain components of the Company's ERP software and the consolidation of a satellite PCB-design office in Hillsboro, Oregon into another Plexus design office.

The originally estimated cost of the closure of the Seattle facilities was included in the Company's fiscal 2003 restructuring actions. The lease-related restructuring costs recorded in fiscal 2003 were based on future lease payments subsequent to abandonment, less estimated sublease income. As of September 30, 2004, the Seattle facilities had not been subleased. Based on the remaining term available to lease these facilities and the weaker than expected conditions in the local real estate market, the Company determined that it would most likely not be able to sublease the Seattle facilities. Accordingly, the Company recorded additional lease-related restructuring costs of $4.2 million in fiscal 2004. The Company also recorded $0.1 million of lease-related restructuring costs on a facility in Neenah, Wisconsin ("Neenah"), which was also included in restructuring actions in fiscal 2003. EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" is applicable to restructuring activities initiated prior to January 1, 2003, including subsequent restructuring cost adjustments related to such activities.

As part of our efforts to align the Company's service offering with the evolving preferences of the Company's customers, the Company is in the process of replicating the focused capabilities of its Bothell facility at other Plexus design and manufacturing locations that have higher productivity. The Company currently anticipates transferring key customer programs from the Bothell engineering and manufacturing facility to other Plexus locations primarily in the United States. This restructuring will reduce the Company's capacity by 97,000 square feet and affect approximately 160 employees. The Company currently expects the consolidation efforts will be completed by mid fiscal 2005, subject to customer timelines. In fiscal 2004, the Company incurred restructuring costs of $1.8 million, which consisted of $1.5 million associated with employee terminations and $0.3 million associated with fixed asset impairments. In fiscal 2005, the Company anticipates the Bothell closure will result in additional restructuring costs of $8.2 million, which will consist of $2.2 million associated with employee terminations and $6.0 million associated with the facility lease.

The Company recorded a $1.7 million impairment related to certain ERP software, which primarily resulted from the Company's deployment strategy for a shop floor data-collection system. Some elements of the shop-floor data-collection system will not be deployed because the originally anticipated business benefits could not be realized. The remaining elements of the shop floor data-collection system are still under evaluation. A change in the scope of this project could result in impairment of the remaining elements of the shop floor data-collection system. As of September 30, 2004, the capitalized costs of the remaining elements of the shop floor data system total approximately $3.8 million and are included in Property, Plant and Equipment in the accompanying Consolidated Balance Sheet.

Lastly, the Company incurred approximately $1.5 million of other restructuring and impairment costs in fiscal 2004 primarily related to the consolidation of the Hillsboro satellite PCB-design office into another Plexus design office. The Hillsboro related restructuring costs were primarily for employee termination costs and contract termination costs associated with leased facilities and software service providers. In fiscal 2005, the Company anticipates incurring an additional $0.1 million of restructuring costs related to employee relocations. Approximately 40 employees were affected by this restructuring.

Fiscal 2003 Restructuring and Impairment Costs: During fiscal 2003, the Company recorded pre-tax restructuring and impairment costs totaling $59.3 million. These costs resulted from the Company's actions taken in response to reductions in its end-market demand. These actions included closing the San Diego and Richmond operating sites, the consolidation of several leased facilities, re-focusing the PCB design group, a write-off of goodwill associated with San Diego, the write-down of underutilized assets to fair value at several locations, and the costs associated with reductions in the work force for manufacturing, engineering and corporate. These measures were intended to align the Company's capabilities and resources with its customer demand.

The Richmond facility was phased out of operations and sold in September 2003. Production was shifted to other Plexus operating sites in the United States and Mexico. The closure of Richmond resulted in a write-down of the building, a write-down of underutilized assets to fair value, and costs relating to the elimination of the facility's work force. Building impairment charges totaled $3.7 million related to the Richmond facility.

The San Diego facility was closed in May 2003. The closure of San Diego resulted in a write-off of goodwill, the write-down of underutilized assets to fair value, and costs relating to the elimination of the facility's work force. Building impairment charges totaled $6.3 million related to the San Diego facility. During fiscal 2003, goodwill impairment for San Diego totaled approximately $20.4 million, of which $14.8 million was impaired as a result of a transitional impairment evaluation under SFAS No. 142 (see Note 1) and $5.6 million was impaired as a result of the Company's decision to close the facility.

Other fiscal year 2003 restructuring actions included the consolidation of several leased facilities, the write-down of underutilized assets to fair value and work force reductions, which primarily affected operating sites such as Juarez; Seattle, Washington; Neenah and the United Kingdom. It also impacted the Company's engineering and corporate organizations. The employee termination and severance costs for fiscal 2003 affected approximately 1,000 employees.

Fiscal 2002 Restructuring and Impairment Costs: During fiscal 2002, the Company recorded restructuring and impairment costs totaling $12.6 million. These charges resulted from the Company's actions taken in response to reductions in its sales levels and capacity utilization and included a reduction in work force and the write-off of certain underutilized assets to fair value at several locations. The employee termination and severance costs for fiscal 2002 affected approximately 700 employees. The operating site closures included two owned facilities: one located in Neenah (the oldest of the Company's four facilities in Neenah) and the other located in Minneapolis, Minnesota ("Minneapolis"). These facilities were no longer adequate to service the needs of the Company's customers and would have required significant investment to upgrade. The Neenah facility was phased out of operations in February 2003 and is currently used for warehousing and administrative purposes. The Minneapolis facility was phased out of operation in July 2002 and sold in October 2002. There was no building impairment charge associated with the closure of these two facilities. Certain lease consolidations also occurred in fiscal 2002, which primarily affected the Company's facilities in Seattle and San Diego.

	Employee Termination and Severance Costs	Lease Obligations and Other Exit Costs	Non-cash Asset Write-downs	Total
Accrued balance, October 1, 2001	$ 79	$ -	$ -	$ 79
Restructuring costs	3,819	3,872	4,890	12,581
Adjustment to provisions	-	-	-	-
Amounts utilized	(3,358)	(915)	(4,890)	(9,163)
Accrued balance, September 30, 2002	540	2,957	-	3,497
Restructuring costs	10,358	10,940	38,696	59,994
Adjustment to provisions	-	-	(650)	(650)
Amount utilized	(7,993)	(6,005)	(38,046)	(52,044)
Accrued balance, September 30, 2003	2,905	7,892	-	10,797
Restructuring costs	2,493	393	2,107	4,993
Adjustment to provisions	-	4,310	-	4,310
Amount utilized	(3,379)	(2,835)	(2,107)	(8,321)
Accrued balance September 30, 2004	$ 2,019	$ 9,760	$ -	$ 11,779

As of September 30, 2004, all of the remaining employee termination and severance costs are expected to be paid by the end of fiscal 2005, while approximately $3.2 million of the lease obligations and other exit costs are expected to be paid in the next twelve months. The remaining liability for lease payments is expected to be paid through June 2008.

11. Benefit Plans

Employee Stock Purchase Plan: On March 1, 2000, the Company established a qualified Employee Stock Purchase Plan (the "2000 Purchase Plan"), the terms of which allow for qualified employees to participate in the purchase of the Company's common stock at a price equal to the lower of 85 percent of the average high and low stock price at the beginning or end of each semi-annual stock purchase period. The Company may issue up to 2.0 million shares of its common stock under the ESPP. During fiscal 2004, 2003 and 2002, the Company issued approximately 186,000, 253,000 and 132,000 shares of common stock, respectively, under the 2000 Purchase Plan, which were issued for $2.0 million, $1.9 million, and $2.4 million, respectively. The 2000 Purchase Plan expires on June 30, 2005.

In July 2004, the Board of Directors approved the 2005 Employee Stock Purchase Plan (the "2005 Purchase Plan"), subject to shareholder approval at the Company's annual meeting. If approved, the Company may issue up to 1.5 million shares of its common stock under the 2005 Purchase Plan. The terms of the 2005 Purchase Plan are substantially similar to the 2000 Purchase Plan. Upon shareholder approval, the 2005 Purchase Plan would be effective July 1, 2005 and terminate on June 30, 2010, unless all shares authorized under the 2005 Purchase Plan have been issued prior to that date.

401(k) Savings Plans: The Company's 401(k) savings plans cover all eligible employees. The Company matches employee contributions, after one year of service, up to 2.5 percent of eligible earnings. The Company's contributions for fiscal 2004, 2003 and 2002 totaled $2.2 million, $2.3 million and $2.2 million, respectively.

Stock Option Plans: Under the Company's 1998 Option Plan (the "1998 Plan"), the Company has reserved 12.0 million shares of common stock for grant to officers and key employees under an employee stock option plan, of which 11.5 million shares, net of cancellations, have been granted. The exercise price of each option granted must not be less than the fair market value on the date of grant. Options vest over a three-year period from date of grant and have a term of ten years. The plan also authorizes the Company to grant 600,000 stock appreciation rights (in lieu of options for 600,000 shares), none of which have been granted.

Under the Company's 1995 Directors Plan (the "1995 Plan"), each outside director of the Company is granted 3,000 stock options each December 1, with the option pricing similar to the employee plan. Commencing in fiscal 2004, to reflect an adjustment for a prior stock split, each outside director of the Company will be granted 6,000 stock options each December 1. These options vest immediately and can be exercised after a minimum six-month holding period. The 400,000 shares of common stock authorized under this plan may come from any combination of authorized but unissued shares, treasury stock or the open market. As of September 30, 2004, options for approximately 182,000 shares have been granted and options for approximately 218,000 shares are available for grant under this plan. The 1995 Plan expires on December 31, 2004.

In July 2004, the Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"), subject to shareholder approval at the Company's annual meeting. The 2005 Plan is intended to constitute a stock-based incentive plan for the Company and includes provisions by which the Company may grant stock-based awards to directors, executive officers and other officers and key employees. If approved, the maximum number of shares of Plexus common stock that may be issued pursuant to the 2005 Plan is 2.7 million shares, all of which may be issued pursuant to stock options, although up to 600,000 shares may be issued pursuant to stock appreciation rights and no more than 400,000 shares may be issued pursuant to restricted stock awards. No stock-based awards have been issued under the 2005 Plan and none will be granted prior to shareholder approval of the 2005 Plan. If the 2005 Plan is approved, no further awards will be made under the 1998 Option Plan.

A summary of the Company's stock option activity follows:

	Shares (in thousands)	Weighted Average Exercise Price
Options outstanding as of October 1, 2001	3,871	$ 18.04
Granted	915	25.23
Cancelled	(163)	29.43
Exercised	(141)	9.01
Options outstanding as of September 30, 2002	4,482	$ 19.40
Granted	1,145	10.87
Cancelled	(391)	23.74
Exercised	(324)	5.46
Options outstanding as of September 30, 2003	4,912	$ 17.99
Granted	749	15.94
Cancelled	(341)	24.26
Exercised	(391)	8.37
Options outstanding as of September 30, 2004	4,929	$ 18.00
Options exercisable as of:		
September 30, 2002	2,954	$ 15.55
September 30, 2003	3,131	$ 18.97
September 30, 2004	3,365	$ 19.34

The following table summarizes outstanding stock option information as of September 30, 2004 (shares in thousands):

Range of Exercise Prices	Number of shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of shares Exercisable	Weighted Average Exercise Price
$ 0.63- $ 7.86	558	$ 5.19	2.2	558	$ 5.19
$ 7.87- $15.71	1,868	$12.11	6.4	1,210	$12.72
$15.72- $23.57	1,181	$18.76	8.2	485	$22.89
$23.58- $31.43	662	$25.54	7.4	452	$25.58
$31.44- $47.14	639	$35.76	5.2	639	$35.76
$47.15- $70.71	21	$60.32	5.6	21	$60.32
$ 0.63- $70.71	**4,929**	**$18.00**	**6.4**	**3,365**	**$19.34**

The weighted average fair value of options granted per share during fiscal 2004, 2003 and 2002 is $9.56, $7.46 and $15.55, respectively. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing method with the following assumption ranges: 66 percent to 67 percent volatility, risk-free interest rates ranging from 2.8 percent to 4.6 percent, expected option life of 5.3 to 9.1 years, and no expected dividends.

Deferred Compensation Plan: In September 1996, the Company entered into agreements with certain of its former executive officers under a nonqualified deferred compensation plan. Under the plan, the Company agreed to pay to these former executives, or their designated beneficiaries upon such executives' death, certain amounts annually for the first 15 years subsequent to their retirement. Life insurance contracts owned by the Company will fund this plan. Expense for this plan totaled approximately $0.4 million, $0.4 million and $1.8 million in fiscal 2004, 2003, and 2002, respectively.

In fiscal 2000, the Company established an additional deferred compensation plan for its executive officers and other key employees (the "Executive Deferred Compensation Plan"). Under the Executive Deferred Compensation Plan, a covered executive may elect to defer some or all of his or her compensation into the plan, and the Company may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any earnings, which may be credited thereon upon termination or retirement from Plexus.

From fiscal 2000 through fiscal 2002, key employee salary deferrals in and discretionary contributions of the Company to the Executive Deferred Compensation Plan were effected through a split-dollar life insurance program, whereby Plexus entered into split-dollar life insurance agreements with various executive officers and key employees. Under these agreements, Plexus paid a minimum annual premium of $13,500 per policy, and such additional premiums as it determined. Upon the death of the covered employee, Plexus had an interest in the proceeds of the policy equal to the premiums paid. Premium payments made by the Company totaled approximately $0.1 million in fiscal 2002.

In fiscal 2003, due to changes in law, Plexus terminated the split-dollar life insurance program and replaced it with a rabbi trust arrangement (the "Trust"). The Trust allows investment of deferred compensation, held on behalf of the participants, into individual accounts and, within these accounts, into one or more designated investments. Investment choices do not include Plexus stock. During fiscal 2003, the cash value proceeds that were received upon the surrender of the split-dollar life insurance policies attributable to each plan participant totaled approximately $0.4 million and were placed into the Trust. In each of fiscal 2004 and 2003, the Company made a contribution to the participants' accounts in the amount of $13,500 per participant, or approximately $0.1 million in total in each period. The Trust assets are subject to the claims of the Company's creditors. As of September 30, 2004 and 2003, the Trust assets totaled $1.1 million and $0.7 million, respectively and the related liability to the participants totaled approximately $1.2 million and $0.7 million, respectively. The Trust assets and the related liability to the participants are included in Other assets and Other liabilities, respectively, in the accompanying Consolidated Balance Sheets.

Other: The Company is not obligated to provide any post-retirement medical or life insurance benefits to employees.

12. Contingencies

The Company (along with many other companies) has been sued by the Lemelson Medical, Education & Research Foundation Limited Partnership ("Lemelson") related to alleged possible infringement of certain Lemelson patents. The complaint, which is one of a series of complaints by Lemelson against hundreds of companies, seeks injunctive relief, treble damages (amount unspecified) and attorney's fees. The Company has obtained a stay of action pending developments in other related litigation. On January 23, 2004, the judge in the other related litigation ruled against Lemelson, thereby declaring the Lemelson patents unenforceable and invalid. Lemelson has appealed this ruling. The lawsuit against the Company remains stayed pending the outcome of that appeal. The Company believes the vendors from whom the patent equipment was purchased may be required to contractually indemnify the Company. However, based upon the Company's observation of Lemelson's actions in other parallel cases, it appears that the primary objective of Lemelson is to cause other parties to enter into license agreements. If a judgment is rendered and/or a license fee required, it is the opinion of management of the Company that such judgment, or fee, would not be material to the Company's financial position, results of operations or cash flows.

In addition, the Company is party to other certain lawsuits in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

13. Business Segment, Geographic Information and Major Customers

The Company operates in one business segment. The Company provides product realization services to electronic OEMs. The Company has three reportable geographic regions: North America, Europe and Asia. The Company has 19 active manufacturing and engineering facilities in North America, Europe and Asia to serve these OEMs. The Company uses an internal management reporting system, which provides important financial data, to evaluate performance and allocate the Company's resources on a geographic basis. Interregional transactions are generally recorded at amounts that approximate arm's length transactions. The accounting policies for the regions are the same as for the Company taken as a whole. The table below presents geographic net sales information reflecting the origin of the product shipped and asset information based on the physical location of the assets (in thousands):

		Years ended September 30,		
		2004	2003	2002
Net sales:				
	North America	$ 828,354	$ 704,057	$ 783,660
	Europe	107,802	62,522	78,826
	Asia	104,702	41,258	21,117
		$1,040,858	$ 807,837	$ 883,603

		As of September 30,	
		2004	2003
Long-lived assets:			
	North America	$ 108,697	$ 121,434
	Europe	35,837	34,251
	Asia	19,231	8,094
		$ 163,765	$ 163,779

Long-lived assets as of September 30, 2004 and 2003 exclude other non-operating long-term assets totaling $7.5 million and $30.9 million, respectively.

Juniper Networks, Inc. ("Juniper") accounted for 14 percent of our net sales in fiscal 2004 and Siemens Medical Systems, Inc. accounted for 12 percent of our net sales in fiscal 2003. No other customer accounted for 10 percent or more of our net sales in fiscal 2004 or 2003. No customer accounted for 10 percent or more of net sales in fiscal 2002. Accounts receivable related to Juniper represented approximately 15 percent and 12 percent, respectively, of the Company's total accounts receivable balance as of September 30, 2004 and 2003. No other customer represented ten percent or more of the Company's total trade receivable balance as of September 30, 2004 or 2003.

14. Guarantees

In November 2002, Financial Accounting Standards Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN No. 45 requires a Company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and to elaborate on existing disclosure requirements. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 were effective in the Company's first quarter of fiscal 2003. Adoption of the initial recognition provisions of FIN No. 45 did not have a material impact on these Consolidated Financial Statements.

The Company offers certain indemnifications under its customer manufacturing agreements. In the normal course of business, the Company may from time to time be obligated to indemnify its customers or its customers' customers against damages or liabilities arising out of the Company's negligence, breach of contract, or infringement of third party intellectual property rights relating to its manufacturing processes. Certain of the manufacturing agreements have extended broader indemnification and while most agreements have contractual limits, some do not. However, the Company generally excludes from such indemnities, and seeks indemnification from its customers for, damages or liabilities arising out of the Company's adherence to customers' specifications or designs or use of materials furnished, or directed to be used, by its customers. The Company does not believe its obligations under such indemnities are material.

In the normal course of business, the Company also provides its customers a limited warranty covering workmanship, and in some cases materials, on products manufactured by the Company for them. Such warranty generally provides that products will be free from defects in the Company's workmanship and meet mutually agreed upon testing criteria for periods generally ranging from 12 months to 24 months. If a product fails to comply with the Company's warranty, the Company's obligation is generally limited to correcting, at its expense, any defect by repairing or replacing such defective product. The Company's warranty generally excludes defects resulting from faulty customer-supplied components, design defects or damage caused by any party other than the Company.

The Company provides for an estimate of costs that may be incurred under its limited warranty at the time product sales are recognized. These costs primarily include labor and materials, as necessary, associated with repair or replacement. The primary factors that affect the Company's warranty liability include the number of shipped units and historical and anticipated rates of warranty claims. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its accrued warranty liabilities and adjusts the amounts as necessary.

Below is a table summarizing the activity related to the Company's limited warranty liability for fiscal 2004 and 2003 (in thousands):

Limited warranty liability, as of October 1, 2002	$ 1,246
Accruals for warranties issued during the period	150
Accruals related to pre-existing warranties	(20)
Settlements (in cash or in kind) during the period	(391)
Limited warranty liability, as of September 30, 2003	985
Accruals for warranties issued during the period	148
Settlements (in cash or in kind) during the period	(200)
Limited warranty liability, as of September 30, 2004	$ 933

15. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2004 and 2003 consists of (in thousands, except per share amounts):

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 238,464	$ 254,272	$ 274,817	$ 273,305	$ 1,040,858
Gross profit	19,627	21,181	22,979	22,991	86,778
Net loss	2,499	3,471	(768)	(36,782)	(31,580)
Earnings per share:					
Basic	$ 0.06	$ 0.08	$ (0.02)	$ (0.85)	$ (0.74)
Diluted	$ 0.06	$ 0.08	$ (0.02)	$ (0.85)	$ (0.74)

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 205,379	$ 190,773	$ 195,609	$ 216,076	$ 807,837
Gross profit	15,540	9,623	11,829	15,973	52,965
Loss before cumulative effect of change in accounting for goodwill	(20,832)	(5,044)	(14,747)	(3,873)	(44,496)
Cumulative effect of change in accounting for goodwill, net of tax	(23,482)	-	-	-	(23,482)
Net loss	(44,314)	(5,044)	(14,747)	(3,873)	(67,978)
Earnings per share:					
Basic and Diluted:					
Loss before cumulative effect of change in accounting for goodwill	$ (0.49)	$ (0.12)	$ (0.35)	$ (0.09)	$ (1.05)
Cumulative effect of change in accounting for goodwill, net of tax	(0.56)	-	-	-	(0.56)
Net loss	$ (1.05)	$ (0.12)	$ (0.35)	$ (0.09)	$ (1.61)

Earnings per share is computed independently for each quarter. The annual total amounts may not equal the sum of the quarterly amounts due to rounding.

In the third and fourth quarters of fiscal 2004, the Company recorded pre-tax restructuring and impairment costs of $5.5 million and $3.8 million, respectively. These costs were primarily associated with lease obligations for two previously abandoned facilities near Seattle, Washington, the planned closure of the Bothell engineering and manufacturing facility, the write-down of certain ERP software and the consolidation of a satellite PCB-design office in Hillsboro, Oregon into another Plexus design office. In the fourth quarter of fiscal 2004, the Company also recorded a full valuation allowance on all of its U.S. deferred income tax assets.

In the first, third and fourth quarters of fiscal 2003, the Company recorded pre-tax restructuring and impairment costs of $31.8 million, $19.6 million and $7.9 million, respectively. These costs resulted from our actions taken in response to reductions in our end-market demand. These actions included closing our San Diego and Richmond operating sites, the consolidation of several leased facilities, re-focusing our PCB design group, a write-off of goodwill associated with the San Diego operating site, the write-down of underutilized assets to fair value at several locations, and the costs associated with a reduction in work force in several operating sites, engineering and corporate groups. These measures were intended to align the Company's capabilities and resources with its lower demand.

In addition, the Company adopted SFAS No. 142 for the accounting of goodwill and other intangible assets on October 1, 2002. Under the transitional provisions of SFAS No. 142, the Company identified reporting units with goodwill, performed impairment tests on the net goodwill and other indefinite-lived intangible assets associated with each reporting unit using a valuation date as of October 1, 2002, and determined that a pre-tax transitional impairment charge of $28.2 million was required at the San Diego and Juarez operating sites. The impairment charge was recorded in the first quarter of fiscal 2003 as a cumulative effect of a change in accounting for goodwill.

* * * * *

Plexus Corp. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

For the years ended September 30, 2004, 2003 and 2002
(in thousands)

Descriptions	Balance at beginning of period	Additions from mergers/ acquisitions	Additions charged to costs and expenses	Deductions	Balance at end of period
Fiscal Year 2004:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 4,100	$ -	$ -	$ 2,100	$ 2,000
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ -	$ -	$ 36,818	$ -	$ 36,818
Fiscal Year 2003:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 4,200	$ -	$ 438	$ 538	$ 4,100
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ -	$ -	-	$ -	$ -
Fiscal Year 2002:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 6,500	$ 51	$ 2,994	$ 5,345	$ 4,200
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ -	$ -	-	$ -	$ -

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: PLEXUS CORP. (Registrant)

/s/ Dean A. Foate
Dean A. Foate, President and Chief Executive Officer

December 8, 2004

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dean A. Foate, F. Gordon Bitter and Joseph D. Kaufman, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Security Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.*

SIGNATURE AND TITLE

/s/ Dean A. Foate Dean A. Foate, President, Chief Executive Officer, and Director (Principal Executive Officer)	/s/ Steven P. Cortinovis Steven P. Cortinovis, Director
/s/ F. Gordon Bitter F. Gordon Bitter, Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ David J. Drury David J. Drury, Director
/s/ Simon J. Painter Simon J. Painter, Corporate Controller (Principal Accounting Officer)	/s/ Thomas J. Prosser Thomas J. Prosser, Director
/s/ John L. Nussbaum John L. Nussbaum, Chairman and Director	/s/ Dr. Charles M. Strother Dr. Charles M. Strother, Director
/s/ Ralf R. Böer Ralf R. Böer, Director	/s/ Jan K. Ver Hagen Jan K. Ver Hagen, Director

* Each of the above signatures is affixed as of December 8, 2004.

EXHIBIT INDEX

PLEXUS CORP.
10-K for Year Ended September 30, 2004

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
3(i)	Restated Articles of Incorporation of Plexus Corp., as amended through March 13, 2001	Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2004 ("3/31/01")	
3(ii)	Bylaws of Plexus Corp., as amended through March 7, 2001	Exhibit 3(ii) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2001	
4.1	Restated Articles of Incorporation of Plexus Corp.	Exhibit 3(i) above	
4.2	(a) Amended and Restated Shareholder Rights Agreement, dated as of August 13, 1998, (as amended through November 14, 2000) between Plexus and Firstar Bank, N.A. (n/k/a US Bank, N.A.) as Rights Agent, including form of Rights Certificates	Exhibit 1 to Plexus' Form 8-A/A filed on December 6, 2000	
	(b) Agreement of Substitution and First Amendment to the Amended and Restated Shareholder Rights Agreement dated as of December 5, 2002	Exhibit 4.2 (b) to Plexus' Annual Report on Form 10-K for the fiscal year ended September 30, 2002	
10.1	(a) Supplemental Executive Retirement Agreements with John Nussbaum dated as of September 19, 1996**:	Exhibit 10.1 (b) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 1996	
	(b) First Amendment Agreement to Supplemental Retirement Agreement between Plexus and John Nussbaum, dated as of September 1, 1999	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended December 31, 2000	
10.2	Forms of Change of Control Agreements dated October 1, 2003 with ** (a) Dean A. Foate F. Gordon Bitter David A. Clark Thomas J. Czajkowski Paul L. Ehlers Joseph D. Kaufman Michael J. McGuire J. Robert Kronser David H. Rust Michael T. Verstegen	Exhibit 10.2(a) to Plexus Annual Report on Form 10-K for the fiscal year ended September 30, 2003 ("2003 10-K")	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
	(b) George W.F. Setton Simon J. Painter	Exhibit 10.2(b) to 2003 10-K	
10.3	Plexus Corp. 1998 Option Plan**	Exhibit A to Plexus' definitive proxy statement for its 1998 Annual Meeting of Shareholders	
10.4 (a)	Plexus Corp. 1995 Directors' Stock Option Plan**	Exhibit 10.10 to 1994 10-K	
10.4 (b)	Summary of Directors' Compensation (12/04)**		X
10.5	Plexus Corp. 2005 Equity Incentive Plan (subject to shareholder approval)	Exhibit A to Plexus' definitive proxy statement for its 2005 Annual Meeting of Shareholders	
10.6	(a) Credit Agreement dated as of October 22, 2003 among Plexus, certain Plexus subsidiaries and various lending institutions whose Administrative Agent is Harris Trust and Savings Bank	Exhibit 10.6 to 2003 10-K	
	(b) First Amendment and Waiver to Credit Agreement; dated as of October 31, 2003	Exhibit 10.6(b) to 2003 10-K	
	(c) Second Amendment to Credit Agreement, dated as of April 29, 2004	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended June 30, 2004 ("6/30/04 10-Q")	
	(d) Third Amendment to Credit Agreement, dated as of July 13, 2004	Exhibit 10.2 to 6/30/04 10-Q	
	(e) Fourth Amendment to Credit Agreement, dated as of August 5, 2004	Exhibit 10.3 to 6/30/04 10-Q	
	(f) Fifth Amendment to Credit Agreement, dated as of November 8, 2004	Exhibit 10.1 to Plexus' Current Report on Form 8-K dated November 8, 2004	
10.7	(a) Lease Agreement between Neenah (WI) QRS 11-31, Inc. ("QRS: 11-31") and Electronic Assembly Corp. (n/k/a Plexus Services Corp.), dated August 11, 1994	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the year ended September 30, 1994 ("1994 10-K")	
	(b) Guaranty and Suretyship Agreement between Plexus Corp. and QRS: 11-31 dated August 11, 1994, together with related Guarantor's Certificate	Exhibit 10.8(c) to 1994 10-K	
10.8 (a)	Plexus Corp. 2004 Incentive Compensation Plan- Executive	Exhibit 10.8(b) to 2003 10-K	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
	Leadership Team **		
10.8 (b)	Plexus Corp. 2005 Variable Incentive Compensation Plan – Executive Leadership Team **		X
10.9	Plexus Corp. Executive Deferred Compensation Plan**	Exhibit 10.17 to 2000 10-K	
10.10	Form of Split Dollar Life Insurance Agreements between Plexus and each of [superceded]: ** Dean A. Foate J. Robert Kronser Joseph D. Kaufman Paul L. Ehlers Michael T. Verstegen David A. Clark	Exhibit 10.18 to 2000 10-K	
10.11	Plexus Corp Executive Deferred Compensation Plan Trust dated April 1, 2003 between Plexus Corp. and Bankers Trust Company**	Exhibit 10.14 to 2003 10-K	
10.12	(a) Employment Agreement dated as of July 1, 2002, between Plexus Corp. and Dean A. Foate** [superceded]	Exhibit 10.3 to 6/30/02 10-Q	
	(b) Amended and Restated Employment Agreement dated as of September 1, 2003 between Plexus Corp and Dean A. Foate **	Exhibit 10.14 to 2003 10-K	
10.13	(a) Amended and Restated Receivables Sale Agreement, dated July 1, 2001, between Plexus Services Corp. and Plexus ABS, Inc.	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 ("6/30/01 10-Q")	
	(b) First Amendment to amended and Restated Receivables Sale Agreement, dated June 28, 2002, between Plexus Services Corp. and Plexus ABS, Inc.	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 ("6/30/02 10-Q")	
10.14	(a) Receivables Purchase Agreement dated as of October 6, 2000, among Plexus, Preferred Receivables Funding Corporation and Bank One, NA	Exhibit 10.10(a) to 2000 10-K	
	(b) First Amendment to Receivables Purchase Agreement, dated July 1, 2001	Exhibit 10.2 to 6/30/01 10-Q	
	(c) Second Amendment to Receivables Purchase Agreement, dated October 3, 2001	Exhibit 10.2(a) to 6/30/02 10-Q	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
	(d) Limited Waiver and Third Amendment to Receivables Purchase Agreement, dated April 25, 2002	Exhibit 10.2(b) to 6/30/02 10-Q	
	(e) Fourth Amendment to Receivables Purchase Agreement, dated June 28, 2002	Exhibit 10.2(c) to 6/30/02 10-Q	
	(f) Fifth Amendment to Receivables Purchase Agreement, dated September 30, 2002	Exhibit 10.2(f) to 2002 10-K	
	(g) Limited Waiver and Sixth Amendment to Receivables Purchase Agreement, dated December 4, 2002	Exhibit 10.2(g) to 2002 10-K	
	(h) Limited Waiver and Seventh Amendment to Receivables Purchase Agreement, dated January 28, 2003	Exhibit 10.2 to 12/31/02 10-Q.	
	(i) Limited Waiver and Seventh Amendment to Receivables Purchase Agreement, dated January 28, 2003	Exhibit 10.4 to Plexus' Quarterly Report on Form 10-Q for the quarter ended December 31, 2002	
Note: All agreements included in Exhibit 10.13 and 10.14 were terminated in September 2003			
21	List of Subsidiaries		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Power of Attorney	(Signature Page Hereto)	
31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
31.2	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
32.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

**Designates management compensatory plans or agreements.

PROFILE

Plexus (www.plexus.com) participates in the Electronics Manufacturing Services, or EMS, industry providing product design, test, manufacturing, fulfillment and aftermarket solutions to branded product companies in the networking, datacommunications, medical, industrial, commercial, defense and computer industries.

The Company's unique Focused Factory manufacturing model and global supply chain solutions are strategically enhanced by value-added product design and engineering services. Plexus specializes in customer programs that require scalability, flexibility, technology and quality.

Plexus provides award-winning customer service to more than 150 branded product companies in North America, Europe and Asia.

BOARD OF DIRECTORS

John L. Nussbaum - Chairman of the Board, Previously CEO of Plexus Corp.

Dean A. Foate - President and Chief Executive Officer

Thomas J. Prosser - Retired; previously Chairman of the Board, Menasha Corporation

David J. Drury - President, Poblocki & Sons, LLC

Charles M. Strother, M.D. - Professor at Baylor College of Medicine

Stephen P. Cortinovis - Partner, Bridley Capital Partners Limited

Ralf R. Böer - Partner, Chairman and Chief Executive Officer, Foley & Lardner LLP

We would like to thank Jan Ver Hagen, who has decided to retire as a board member in February 2005, for his years of service as a director. Jan was passionate about the long-term success of Plexus. We will miss his insights, support and business acumen.

- John L. Nussbaum, Chairman of the Board

OFFICERS

Dean A. Foate -
President, Chief Executive Officer and Director

F. Gordon Bitter -
Vice President and Chief Financial Officer

J. Robert Kronser -
Executive Vice President and Chief Technology & Strategy Officer

Joseph D. Kaufman -
Senior Vice President, Chief Legal Officer and Secretary

Paul L. Ehlers -
Senior Vice President and President of Plexus Electronic Assembly

Michael T. Verstegen -
Vice President and President of Plexus Technology Group

Michael J. McGuire -
Vice President-Worldwide Sales, Marketing & Business Development

David A. Clark -
Vice President and Vice President-Materials for Plexus Electronic Assembly

Thomas J. Czajkowski -
Vice President and Chief Information Officer

David H. Rust -
Vice President-Human Resources

George W.F. Setton -
Corporate Treasurer and Chief Treasury Officer

Simon J. Painter -
Corporate Controller and Chief Accounting Officer

Investor Information

Direct all inquiries for investor relations information, including copies of the Company's Form 10-K and other reports filed with the SEC to:

Investor Relations
Plexus Corp.
55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
920-969-6160
kristian.talvitie@plexus.com
www.plexus.com

For common stock market information, see Item 5 in the Form 10-K. The Form 10-K is an integral part of this Annual Report.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
1-800-937-5449

Auditors
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

Annual Meeting
February 9, 2005: 10:00am
Fox Cities Performing Arts C
KC Theater
400 West College Avenue
Appleton, Wisconsin


PLEXUS

The Product Realization Company